communiqué de presse
press release

N° - 13-07

07023174

Saft Groupe SA reports full year 2006 earnings

Paris, 15 March 2007 – Saft, [Euronext Paris: FR0010208165, SAFT] leader in the design, development and manufacture of high-end batteries for industry and defence, announces its certified results for the full year ended 31 December 2006.

Results highlights

- Full year 2006 sales of € 560.2m:
  - Above original guidance of € 540m - € 550m and revised guidance of € 550m + 1%
  - Good growth in core businesses resulted in net sales fall of only € 7.1m (-1.3%) compared with full year 2005 (at constant perimeter and constant exchange rates), despite c. € 35m fall in sales to the US Army.
- Achieved profitability guidance, despite headwind from nickel costs (which more than doubled in 2006) and a very poor performance from RBS. After adjusting for non-recurring items in both 2005 and 2006:
  - EBITDA was € 99.3m in 2006, compared with a guidance range of € 97m to € 101m, and € 110m in 2005.
  - EBIT was € 73.5m in 2006, compared with a guidance range of € 71m to € 75m, and € 85.7m in 2005.
  - Net income increased 8.6% to € 37.9m in 2006, compared with € 34.9m in 2005, due to a significant fall in finance costs, and compared with a guidance range of € 37m to € 40m.
  - Earnings Per Share increased 8.5% to € 2.05 in 2006, compared with € 1.89 in 2005.
- Net debt at 31 December 2006 reduced to € 300.6m, from € 334.8m at 31 December 2005.
- A 4.6% increase in the dividend to € 0.68 per share will be proposed to the Annual General Meeting.

John Searle, Chairman of the Management Board, commented: *"I am delighted to announce that we have delivered on each of our 2006 financial commitments. We have managed to beat our sales guidance and achieve our profit guidance, in spite of the headwind from nickel costs (where prices have more than doubled during the year), demonstrating the resilience of the Group. Sales only fell € 7m, despite a c. € 35m fall in sales to the US Army, thanks to net growth of 5% in the remainder of our business. We have increased net income, due to lower finance costs, and our strong cash flow also enabled us to repay € 20m of debt early during 2006. We have continued to develop our future growth drivers, and I am particularly encouraged by the progress made by JC-S, our hybrid vehicle joint venture, during its first year, which leaves this business well-positioned for future success."*

Full year consolidated results

€ m	Year ended 31 December			Year ended 31 December		
	2006	2005	% growth	2006	2005	% growth
	Excluding non-recurring			As reported		
Sales	560.2	566.2	(1.1%)	560.2	566.2	(1.1%)
Gross profit	164.5	177.4	(7.3%)	164.5	177.4	(7.3%)
Gross profit %	*29.4%*	*31,3%*		*29.4%*	*31.3%*	
EBITDA*	99.3	110.0	(9.7%)	99.3	104.3	(4.8%)
EBITDA %	*17.7%*	*19.4%*		*17.7%*	*18.4%*	
EBIT*	73.5	85.7	(14.2%)	73.5	80.0	(8.1%)
EBIT %	*13.1%*	*15.1%*		*13.1%*	*14.1%*	
Profit before income tax**	53.9	50.4	6.9%	68.8	32.6	111.0%
Net income***	37.9	34.9	8.6%	46.9	20.4	129.9%
EPS (€ per share)	2.05	1.89	8.5%	2.54	1.10	130.2%

More details on Saft's 2006 results, including the full financial statements, are available in the "Annual Financial Report" which is available on Saft's website www.saftbatteries.com.

Notes:

Later in this press release, more details are provided on the following changes of perimeter:

- Equity accounting for ASB joint venture, which was previously proportionately consolidated. The results for 2005 have been restated on the same basis.
- Acquisition of 51% of AMCO-Saft India Ltd in January 2006. This has been fully consolidated, with elimination of the 49% minority interest.
- Equity accounting for 49% interest in Johnson Controls – Saft Advanced Power Solutions LLC ("JC-S"), which was created in January 2006.

EBIT is defined as operating profit, before restructuring costs and other income and expenses.

EBITDA is defined as operating profit, before depreciation, amortisation, restructuring costs and other income and expenses.

* Includes non-recurring transaction costs of € 5.7m in 2005.

** Includes non-recurring transaction costs of € 5.7m in 2005, non-recurring write-off of refinancing costs of € 12.1m in 2005 and non-recurring gain on creation of JC-S in 2006 of € 14.9m.

*** Includes non-recurring transaction costs of € 5.7m in 2005, non-recurring write-off of refinancing costs of € 12.1m in 2005 (less tax of € 3.3m) and non-recurring gain on creation of JC-S in 2006 of € 14.9m (less tax of € 5.9m).

Results by product line

Product line	Year ended 31 December 2006				Year ended 31 December 2005		
	Sales €m	Sales growth %	EBITDA €m	EBITDA margin %	Sales €m	EBITDA €m	EBITDA margin %
SBG	240.5	(5.3%)	55.9	23.2%	254.9	63.3	24.8%
IBG	238.7	3.9%	53.0	22.2%	227.8	55.6	24.4%
RBS	81.0	(2.9%)	(5.7)	(7.0%)	83.5	0.1	0.1%
Other	0.0		(3.9)		0.0	(9.0)	
Total	**560.2**	**(5.3%)**	**99.3**	**17.7%**	**566.2**	**110.0**	**19.4%**

All at actual exchange rates, except sales growth % which is at constant rates.
The "Other" cost centre includes central functions such as IT, research and central management, finance and administration. The reduced loss in this cost centre is largely due to an increase in the recharge to the 3 product lines equating to 1% of sales.

Speciality Battery Group

- SBG sales declined by 5.3% at constant exchange rates and constant perimeter. This was entirely due to a c. € 35m reduction in sales to the US Army (as announced previously), largely offset by net growth of approximately 10% across other segments, all of which performed well.
- The fall in EBITDA margin was due to an increased central recharge (as explained above) and the fall in sales.

Industrial Battery Group

- IBG had a good year, with sales increasing by 3.9% at constant exchange rates and constant perimeter. Sales in the Telecom and Industrial Standby segments were strong, offsetting a small fall in the Railways segment, which had exceptional growth in 2005.
- The fall in EBITDA margin was due to the increased central recharge (as explained above) and increasing nickel costs.

Rechargeable Battery Systems

- RBS sales fell by 2.9% at constant exchange rates. Both the Emergency Lighting and Professional Electronics segments showed modest year-on-year growth, but this was insufficient to compensate for the expected fall in sales in the non-strategic telecom and consumer segment.
- The fall in EBITDA margin was due to:
    - the increased central recharge (as explained above)
    - increasing nickel costs
    - c. € 1m of one-off labour inefficiency during the successful implementation of the restructuring plan during H1, and
    - c. € 3m of one-off costs incurred following a product failure and subsequent recall, including a full provision for the recall.

Raw material costs

As previously disclosed, nickel accounts for the largest proportion of Saft's purchases of traded metals. Nickel costs have increased significantly since April 2006. The average LME cash prices per metric tonne in 2006 were approximately $15k in Q1, $20k in Q2, $29k in Q3 and $33k in Q4. The average LME price in 2006 was approximately $24k compared with $15k in 2005.

In 2006, since April, nickel prices have also been very volatile with a minimum LME cash price of $16k and a maximum of over $35k.

In 2006, Saft purchased approximately 1,400 tonnes of nickel at prices directly linked to London Metal Exchange ("LME") prices. In addition, Saft purchased c. 600 tonnes of nickel derivative products (net of sales of recycled product), largely on long-term fixed price contracts. Given the significant increase in nickel costs, Saft's suppliers of these derivative products have now changed their pricing policy to be linked directly to LME prices.

Saft has reacted promptly to the higher costs and volatility. IBG implemented general price increases on 1 July 2006 and 1 January 2007, and RBS introduced a surcharge from 1 July 2006 relating to the LME cash price of nickel. These price increases and surcharges apply to new orders (except where not contractually possible). However, due to each division's backlog of orders and quotations, there is an inevitable lag before the price increase or surcharge takes effect, of c. 6 months in IBG and c. 3 months in RBS. IBG accounted for approximately 60% of the nickel used by Saft in 2006, with RBS using the remaining 40%. SBG does not use nickel to any material extent.

Nickel costs have continued to rise in 2007, such that IBG may implement further price increases, although margins will continue to be adversely affected due to this time lag. However, Saft expects that this margin decline will cease once nickel costs stabilise.

Saft's hedging of purchases has now expired. For RBS, no hedging is being undertaken, as the surcharge is being applied instead. For IBG, during this period of high and volatile nickel costs, no hedging is being undertaken at current prices. However, Saft continues to review future hedging strategies and opportunities.

Johnson Controls – Saft ("JC-S")

In January 2006, Johnson Controls and Saft created Johnson Controls – Saft Advanced Power Solutions LLC ("JC-S"), a joint venture with the objective of becoming the leading Western supplier of batteries for Hybrid and Electric vehicles ("HEV's"). Saft's proven expertise in high-performance, advanced battery technologies complements the strengths of Johnson Controls in high-volume production capabilities and outstanding knowledge of the global car industry. Saft contributed know-how, technology licences and contracts for a 49% stake. Johnson Controls contributed know-how, technology licences, contracts and $40m of cash and assets for a 51% stake.

This joint venture has had the following impact on Saft's 2006 results:

- The creation of the joint venture resulted in Saft recording a non-recurring profit of € 14.9m. This represents Saft's portion of the gain on assets contributed to the joint venture that is attributable to the interests of the other partner. This is recorded in "Other operating income and expenses", below EBITDA.

- Saft also provided a € 5.9m deferred tax liability against this gain, resulting in a net € 9.0m increase in net income.
- Within "Share of profit / (loss) of associates", Saft has included € 4.4m in respect of its 49% share of the losses of JC-S.
- Saft has also recorded a deferred tax asset of €1.7m against these losses.

The joint venture has already announced the following successes since its creation:

- Award of a contract from the USABC consortium to accelerate development of li-ion batteries for HEV's;
- Signature of a letter of intent with a major car manufacturer for 2 li-ion HEV programmes. As a result, JC-S is now building a manufacturing plant for li-ion batteries at Saft's RBS Nersac site;
- Award of a contract by General Motors to develop li-ion batteries for a future plug-in hybrid version of the Saturn Vue SUV.

In the light of these successes and other opportunities, the partners have agreed to increase the joint venture's budgeted capital expenditure and operating costs.

Changes of perimeter in 2006

There have been the following changes of perimeter in 2006:

- Full consolidation of the new Indian subsidiary, AMCO-Saft India Ltd, and elimination of the 49% minority interest
- As previously disclosed, a change in accounting principle regarding jointly-controlled joint ventures, which are now consolidated using the equity method. This applies to JC-S (newly consolidated in 2006) and the ASB/MSB joint venture with EADS, which previously was proportionately consolidated. Saft's 2005 financial statements have therefore been restated to consolidate ASB/MSB using the equity method.

Review of 2006 results

John Searle, Chairman of the Management Board, added: *"Given the difficulties faced in 2006, Saft's results demonstrate the underlying strength and profitability of the Group.*

As previously announced, Specialty Battery Group sales to the US Army fell by € 35m to just under € 20m due to overstocking by that customer. However, net 10% sales growth across the remainder of SBG segments was an excellent performance. SBG's factory in China was successfully completed and has started manufacturing and shipping in volume to meet local demand.

The Industrial Battery Group delivered a solid performance with a 3.9% increase in sales at constant rates and perimeter. Our new Indian subsidiary also contributed a further 0.9% of incremental sales growth. However, the EBITDA margin was impacted by increasing nickel costs, although still remains strong at 22.2%.

Rechargeable Battery Systems had a very poor year. Profitability was adversely affected by increasing nickel costs, a product failure and labour inefficiency during the implementation of the social plan in H1. However, on the positive side, the strategic segments showed modest sales growth, and RBS's Nersac site in France is having an increasingly important role in JC-S's future.

I am pleased to announce that Saft will propose a dividend of € 0.68 per share to the Annual General Meeting. This is an increase of 4.6% and represents approximately 33% of 2006 underlying net income."

Outlook

For 2007, Saft expects organic sales volume growth for the IBG and SBG divisions to be in line with the medium term outlook of 4 - 5%. In addition, there will be sales growth in IBG due to the nickel-related price increases already applied on 1 July 2006 and 1 January 2007, plus any future price increases, which will be dependent on future nickel costs. All these price increases are applied to new orders, and are therefore subject to a time lag of c. 6 months.

Saft does not expect organic sales growth for RBS. Again sales will benefit from nickel-related surcharges, although this is likely to result in reduced volumes, such that no absolute sales growth is expected in 2007.

Therefore, on the assumption that 2007 nickel costs average $34k per tonne (the same as at 31 December 2006), then Saft estimates its 2007 results will be in the following ranges:

- Sales - € 580m to € 600m
- EBITDA - € 99m to € 103m
- EBIT - € 71m to € 75m
- Net income – € 34m to € 38m

The above estimates assume:

- Nickel costs average $34k per tonne over 2007;
- IBG increase prices further, for new orders received from 1 April 2007. However, this will only materially impact sales from Q4 2007;
- Increasing investment in research and development at JC-S;
- Current economic conditions;
- Constant exchange rates;
- An effective tax rate of 33%.

However, profitability will of course be impacted by volatile nickel costs. For every $1k per tonne by which the average price of nickel exceeds (or is less than) $34k during 2007, Saft expects that the above estimates for EBITDA and EBIT would reduce (or increase) by c. €0.9m.

John Searle, Chairman of the Management Board, concluded: *"I am confident that Saft will see a return to sales growth in 2007. Underlying performance will remain good, but will clearly be impacted until nickel costs stop rising. However, I expect that profitability levels will be restored when nickel costs stabilise."*

About Saft

Saft (Euronext: Saft) is a world specialist in the design and manufacture of high-tech batteries for industry. Saft batteries are used in high performance applications such as industrial infrastructure and processes, transportation, space and defence. Saft is the world's leading manufacturer of nickel-cadmium batteries for industrial applications and of primary lithium batteries for a wide range of end markets. The group is also the European leader for specialised advanced technologies for the defence and space industries. With approximately 3,900 employees worldwide, Saft is present in 18 countries. Its 18 manufacturing sites and extensive sales network enable the group to serve its customers worldwide.
For more information, visit Saft at www.saftbatteries.com

Contacts:

FINANCIAL DYNAMICS
Elodie MARCHAND, Valery LEPINETTE – +33 1.47.03.68.17 / 62
Elodie MARCHAND, Tel.: +33 6 11 47 43 08, e-mail: elodie.marchand@fd.com
Valery LEPINETTE, Tel.: +33 6 32 65 79 28, e-mail: valery.lepinette@fd.com

SAFT
Jill LEDGER, Corporate Communications and Investor Relations Director
Tel. : +33 1 49 93 17 77, e-mail: jill.ledger@saftbatteries.com

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans, objectives or results of operation. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Saft's plans and objectives to differ materially from those expressed or implied in the forward looking statements.

Consolidated income statement

in € million	Year ended 31/12/2006	Year ended 31/12/2005 Restated
Revenues	560.2	566.2
Cost of sales	(395.7)	(388.8)
Gross profit	**164.5**	**177.4**
Distribution costs	(32.8)	(32.6)
Administrative expenses	(40.9)	(40.4)
Transaction expenses	-	(5.7)
Research and development expenses	(17.3)	(18.7)
Restructuring costs	(0.6)	(4.5)
Other operating income and expenses	12.0	2.1
Operating Profit	**84.9**	**77.6**
Finance costs-net	(12.0)	(45.8)
Share of profit / (loss) of associates	(4.1)	0.8
Profit before Income tax	**68.8**	**32.6**
Income tax expense	(21.9)	(12.2)
Profit for the period	**46.9**	**20.4**
Attributable to :		
Equity holders of the company	**46.9**	**20.4**
Minority interest	**-**	**-**
Earnings per share (in € per share) :		
Basic	2.54	1.10
Diluted	2.54	1.10

Consolidated balance sheet (1 of 2)

ASSETS

in € million	At 31/12/2006	At 31/12/2005 Restated
Non-current assets		
Property, plant and equipment, net	107.5	105.1
Assets held under finance leases	3.3	3.3
Investments in associates	21.2	10.1
Investment properties	0.5	0.7
Goodwill	111.5	119.2
Intangible assets, net	247.7	252.8
Investments in related undertakings	0.4	0.4
Deferred income tax assets	10.6	17.3
Financial receivables	2.3	1.4
	505.0	**510.3**
Current assets		
Inventories	71.3	66.9
Trade and other receivables	136.5	119.9
Derivative financial instruments	1.8	4.3
Cash and cash equivalents	61.6	64.1
	271.2	**255.2**
Total assets	**776.2**	**765.5**

Consolidated balance sheet (2 of 2)

LIABILITIES AND EQUITY

in € million	At 31/12/2006	At 31/12/2005 Restated
Shareholders' equity		
Ordinary shares	18.5	18.5
Share premium	(2.6)	15.5
Treasury shares	(0.6)	-
Cumulative translation adjustment	(3.9)	2.3
Fair value and other reserves	13.8	9.3
Group consolidated reserves	81.5	27.4
Minority interest in equity	0.7	-
Total shareholders' equity	**107.4**	**73.0**
LIABILITIES		
Non-current liabilities		
Contingent advances	5.2	5.2
Debt	352.4	394.9
Other non-current liabilities	2.9	3.1
Deferred income tax liabilities	63.7	56.7
Pensions and other long-term employee benefits	11.1	12.2
Provisions for other liabilities and charges	45.0	50.6
	480.3	**522.7**
Current liabilities		
Trade and other payables	150.8	138.3
Taxes payable	5.3	3.8
Debt	9.8	4.0
Derivative instruments	4.2	0.8
Pensions and other long-term employee benefits	0.3	0.5
Provisions for other liabilities and charges	18.1	22.4
	188.5	**169.8**
Total liabilities and equity	**776.2**	**765.5**

Consolidated cash flow statement

in € million	Year ended 31/12/2006	Year ended 31/12/2005 Restated
Cash flows from operating activities		
Cash flow from operations	83.0	98.0
Interest paid	(12.6)	(24.7)
Income tax paid	(10.4)	(11.8)
Net cash provided by operating activities	**60.0**	**61.5**
Cash flows from investing activities		
Acquisition of subsidiaries, net of cash acquired	(1.7)	-
Purchase of property plant and equipment (PPE)	(21.5)	(14.9)
Purchase of intangible assets	(6.5)	(7.2)
Proceeds from sale of PPE	1.0	0.2
Proceeds from sale of available-for-sale financial assets	2.5	0.1
Purchases of short-term securities	(3.4)	(0.1)
Interest received	1.6	2.8
Net cash used in investing activities	**(28.0)**	**(19.1)**
Cash flows from financing activities		
Proceeds from issuance or diminution of shares	-	22.2
(Purchase) - Sale of treasury shares	(0.6)	-
Proceeds from borrowings	-	387.9
Repayments of borrowings	(20.2)	(479.9)
Cash received on interest rate SWAP settlement	-	3.9
Increase / (Decrease) in other non-current liabilities	(0.3)	(1.7)
Dividends paid to company shareholders	(12.0)	-
Net cash used in financing activities	**(33.1)**	**(67.6)**
Net decrease in cash and bank overdrafts	(1.1)	(25.2)
Cash and bank overdrafts at beginning of period	64.1	87.5
Exchange gains/(losses) on cash and bank overdrafts	(1.4)	1.8
Cash and bank overdrafts at end of period	**61.6**	**64.1**

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES ANNUELS)

SAFT GROUPE S.A.

Société Anonyme à Directoire et Conseil de Surveillance au capital de 18 514 086,00 €

Siège social : 12, rue Sadi Carnot, 93170 Bagnolet

481 480 465 R.C.S. Bobigny

A. – Rapport de gestion 2006

AVERTISSEMENT
Les informations contenues dans le rapport de gestion, relatives à l'exercice clos le 31 décembre 2006, présentées dans ce document ont été arrêtées par le Directoire, revues par le Comité d'Audit et approuvées par le Conseil de Surveillance de Saft.
Certaines déclarations figurant dans le présent document contiennent des prévisions qui portent notamment sur des événements futurs, des tendances, projets ou objectifs. Ces prévisions comportent par nature des risques, identifiés ou non, et des incertitudes pouvant donner lieu à un écart significatif entre les résultats réels ou les objectifs de Saft et ceux indiqués ou induits dans ces déclarations.

Le présent rapport de gestion rend compte de l'activité de Saft Groupe S.A (la "Société") et de ses filiales consolidées (ensemble avec la Société, le «Groupe», «Saft» ou le «Groupe Saft») au cours de l'exercice 2006. Il comporte des données sociales et des informations sur les conséquences de l'activité sur l'environnement et présente la composition du Directoire et du Conseil de Surveillance.

FAITS SIGNIFICATIFS

En date du 13 mars 2007, le Directoire et le Conseil de Surveillance ont arrêté et autorisé la publication des Etats Financiers Consolidés 2006 de Saft Groupe SA. Les chiffres clés de ces résultats sont les suivants :

Chiffre d'affaires annuel 2006 de 560,2 millions d'euros:

Supérieur aux prévisions initiales de 540 à 550 millions d'euros et aux prévisions révisées de 550 millions d'euros + 1%
Grâce à une bonne croissance dans les principales activités, le chiffre d'affaires baisse de seulement 7,1 millions d'euros (-1,3%) par rapport à l'exercice 2005 (à taux de change et périmètre constants), malgré une diminution d'environ 35 millions d'euros des ventes réalisées auprès de l'armée américaine.

La rentabilité est conforme aux prévisions, malgré la hausse du prix du nickel (qui a plus que doublé en 2006) et une très mauvaise performance de RBS. Après retraitement des éléments non récurrents pour 2005 et 2006 :
L'excédent brut d'exploitation (EBITDA) s'élève à 99,3 millions d'euros en 2006, à comparer à la fourchette de prévisions de 97 à 101 millions d'euros et contre 110 millions d'euros en 2005.

Le résultat opérationnel (EBIT) s'établit à 73,5 millions d'euros en 2006, à comparer à la fourchette de prévisions de 71 à 75 millions d'euros, et contre 85,7 millions d'euros en 2005.

Le résultat après impôt s'élève à 37,9 millions d'euros en 2006, en hausse de 8,6 %, à comparer à la fourchette de prévisions de 37 à 40 millions d'euros, et contre 34,9 millions d'euros en 2005, en raison d'une baisse notable des frais financiers.

Le résultat par action augmente à 2,05 euro contre 1,89 euro en 2005, en hausse de 8,5 %.
L'endettement net au 31 décembre 2006 est de 300,6 millions d'euros, contre 334,8 millions d'euros au 31 décembre 2005.
Le versement d'un dividende de 0,68 euro par action, en hausse de 4,6%,sera proposé lors de l'Assemblée Générale Annuel.

L'année 2006 a aussi été marquée par :

Au mois de janvier, Johnson Controls et Saft ont créé la joint venture Johnson Controls-Saft Advanced Power solutions LLC («JCS»), avec pour objectif de devenir le principal fournisseur occidental de batteries pour véhicules hybrides et électriques. Les réussites déjà annoncées par cette JV démontre les atouts complémentaires des deux partenaires.

En janvier 2006 également, Saft a pris le contrôle (51%) d'une société de batteries Ni-Cd industrielles en Inde, AMCO Power Systems Ltd, et renommé AMCO-Saft India Ltd. Nos objectifs sont de développer les activités existantes de cette société dans le marché local des batteries stationnaires à usage industriel et des batteries ferroviaires et militaires.

Le démarrage de la production en volume du nouveau site de SBG à Zhuhai en Chine, qui fournit en premier lieu des batteries au lithium primaire pour le marché local.
ASB, la joint venture entre EADS et Saft, a crée une entreprise américaine de fabrication de batteries thermiques pour le marché militaire, Advanced Thermal Batteries Inc.

RESULTATS CONSOLIDES 2006

en millions d'euros	Exercice clos le 31 décembre			Exercice clos le 31 décembre		
	2006	2005	Variation (en %)	2006	2005	Variation (en %)
	Hors éléments non récurrents			Publié		
Chiffre d'affaires	560,2	566,2	-1,1 %	560,2	566,2	-1,1 %
Marge brute	164,5	177,4	-7,3 %	164,5	177,4	-7,3 %
Marge brute en %	*29,4 %*	*31,3 %*		*29,4 %*	*31,3 %*	
EBITDA*	99,3	110,0	-9,7 %	99,3	104,3	-4,8 %
Marge EBITDA en	*17,7 %*	*19,4 %*		*17,7 %*	*18,4 %*	
EBIT*	73,5	85,7	-14,2 %	73,5	80,0	-8,1 %
Marge opérationnelle en %	*13,1 %*	*15,1 %*		*13,1 %*	*14,1 %*	
Résultat avant impôt**	53,9	50,4	6,9 %	68,8	32,6	111,0 %
Résultat après impôt ***	37,9	34,9	8,6 %	46,9	20,4	129,9 %
Résultat par action	2,05	1,89	8,5 %	2,54	1,10	130,2 %

Remarques :
Des informations relatives aux changements de périmètre décrits ci-dessous sont reprises plus en détail dans la suite de ce document :
Mise en équivalence de la *joint venture* avec ASB, qui était auparavant consolidée selon la méthode de l'intégration proportionnelle. Les résultats de 2005 ont été retraités sur la même base.
Acquisition de 51% de AMCO-Saft India Ltd en janvier 2006. Cette opération a été consolidée par intégration globale avec des intérêts minoritaires de 49%.
Mise en équivalence de la participation de 49% dans Johnson Controls – Saft Advanced Power Solutions LLC («JCS»), créée en janvier 2006.
Le résultat opérationnel (EBIT) fait référence au résultat opérationnel avant frais de restructuration et autres produits et charges.
L'excédent brut d'exploitation (EBITDA) fait référence au résultat opérationnel avant dépréciation, amortissements, frais de restructuration et autres produits et charges.
* Y-compris les coûts de transaction non récurrents de 5,7 millions d'euros en 2005.
** Y-compris les coûts de transaction non récurrents de 5,7 millions d'euros en 2005, la charge non récurrente de refinancement de 12,1 millions d'euros en 2005 et le profit non récurrent de 14,9 millions d'euros sur la création de JCS en 2006.
*** Y-compris les coûts de transaction non récurrents de 5,7 millions d'euros en 2005, la charge non récurrente de refinancement de 12,1 millions d'euros en 2005 (moins l'impôt de 3,3 millions d'euros) et le profit non récurrent de 14,9 millions d'euros sur la création de JCS en 2006 (moins l'impôt de 5,9 millions d'euros).

Résultats par division

Division	Exercice clos le 31 décembre 2006				Exercice clos le 31 décembre 2005		
	Chiffre d'affaires	Variation Chiffre d'affaires	EBITDA	Marge sur EBITDA	Chiffre d'affaires	EBITDA	Marge sur EBITDA
	M €	(en %)	M €	(en %)	M €	M €	(en %)
SBG	240,5	-5,3 %	55,9	23,2 %	254,9	63,3	24,8 %
IBG	238,7	3,9 %	53,0	22,2 %	227,8	55,6	24,4 %
RBS	81,0	-2,9 %	-5,7	-7,0 %	83,5	0,1	0,1 %
Autres	0,0		-3,9		0,0	-9,0	

Total	560,2	-5,3 %	99,3	17,7 %	566,2	110,0	19,4 %

Montants exprimés à taux de change courants, à l'exception de la variation du chiffre d'affaires qui est exprimée à taux de change constants.
Le centre de coûts "Autres" inclut les fonctions centrales telles que l'informatique, la recherche, la direction générale et la direction financière et administrative. La réduction des pertes enregistrée par ce centre de coûts est en grande partie due à l'augmentation de la refacturation interne aux 3 divisions, soit l'équivalent de 1% du chiffre d'affaires.

Speciality Battery Group (SBG)
Le chiffre d'affaires de la division SBG a reculé de 5,3% à taux de change et périmètre constants, du fait d'une baisse des ventes réalisées auprès de l'armée américaine d'un montant d'environ 35 millions d'euros (comme annoncé précédemment), en grande partie compensée par la croissance nette de l'ordre de 10% dans les autres segments, qui se sont tous bien tenus.
La baisse de la marge EBITDA s'explique par l'accroissement des refacturations internes (comme expliqué ci-dessus) et la baisse des ventes.

Industrial Battery Group (IBG)
La division IBG a réalisé une bonne année 2006, avec des ventes en hausse de 3,9% à taux de change et périmètre constants. Les ventes ont été particulièrement soutenues dans les segments des batteries stationnaires pour les télécommunications et à usage industriel ; elles ont permis de compenser le léger fléchissement du segment ferroviaire, qui avait connu une croissance exceptionnelle en 2005.
La baisse de la marge EBITDA s'explique par l'accroissement des refacturations internes (comme expliqué ci-dessus) et l'augmentation des coûts du nickel.

Rechargeable Battery Systems (RBS)
Le chiffre d'affaires de la division RBS a enregistré un repli de 2,9% à taux de change constants. Les segments de l'éclairage de sécurité et de l'électronique professionnelle ont tous deux dégagé une croissance modérée par rapport à l'année dernière, qui n'a toutefois pas suffi à compenser la diminution attendue des ventes dans le segment non stratégique de la téléphonie portable et du «grand public».
La baisse de la marge EBITDA s'explique par :
- l'augmentation des refacturations internes (comme expliqué ci-dessus)
- l'augmentation des coûts du nickel
une perte de l'efficacité de la production d'environ 1 million d'euros pendant la mise en place réussie du plan de restructuration durant le premier semestre, et
3 millions d'euros de coûts non récurrents suite à des défauts sur un produit qui ont conduit à des rappels, dont les coûts ont été provisionnés en totalité.

Coûts des matières premières
Comme nous l'avons déjà indiqué, le nickel représente la majeure partie des achats de métaux effectués par Saft. Les coûts du nickel ont significativement augmenté depuis avril 2006. Les prix moyens de la tonne au comptant sur le London Metal Exchange (LME) en 2006 étaient d'environ 15 000 dollars au T1, 20 000 dollars au T2, 29 000 dollars au T3 et 33 000 dollars au T4. Le prix moyen sur le LME était d'environ 24 000 dollars en 2006 contre 15 000 dollars en 2005.

En 2006, les prix du nickel ont également été très volatils à partir du mois d'avril, le prix au comptant sur le LME s'établissant à 16 000 dollars au minimum et à plus de 35 000 dollars au maximum.

En 2006, Saft a acheté approximativement 1 400 tonnes de nickel à des prix directement liés à ceux sur le LME. Le groupe a, en outre, acheté environ 600 tonnes de produits dérivés du nickel (nets des ventes de produits recyclés), en grande partie sur la base de contrats à prix fixe à long terme. Eu égard à la forte hausse des prix du nickel, les fournisseurs de ces produits dérivés ont maintenant modifié leur politique de prix, afin de les aligner directement sur les prix du LME.

Saft a réagi rapidement à cette augmentation des coûts et de la volatilité. La division IBG a mis en place des augmentations de l'ensemble de ses prix les 1er juillet 2006 et 1er janvier 2007, tandis que la division RBS a introduit un surcoût liée au cours du nickel au comptant sur le LME à partir du 1er juillet 2006. Ces augmentations de prix et surcoûts s'appliquent aux nouvelles commandes (sauf clause contraire). Cependant, compte tenu du carnet de commandes et des appels d'offre de chaque division, il y a inévitablement un décalage avant que les augmentations de prix ou les surcoûts soient appliqués : il est d'environ 6 mois pour IBG et d'environ 3 mois pour RBS. IBG a représenté environ 60% du nickel consommé par Saft en 2006 et RBS les 40% restants. La division SBG n'utilise pas, quant à elle, une quantité significative de nickel.

Les prix du nickel ont poursuivi leur ascension en 2007 et, malgré de nouvelles augmentations de prix que la division IBG pourrait introduire, les marges continueront à en être impactées en raison de ce décalage dans le temps. Saft estime néanmoins que cette érosion de la marge cessera une fois que les prix du nickel se stabiliseront.

Saft n'a pas aujourd'hui de couverture pour ses achats. La division RBS n'a recours à aucune couverture, compte tenu de l'application du surcoût. La division IBG n'a recours à aucune couverture aux prix actuels pendant cette période de coûts élevés et volatils du nickel. Cependant, Saft continue à étudier les futures stratégies de couverture et opportunités.

Johnson Controls – Saft («JCS»)
En janvier 2006, Johnson Controls et Saft ont créé la *joint venture* Johnson Controls - Saft Advanced Power Solutions LLC («JCS»), avec pour objectif de devenir le principal fournisseur occidental de batteries pour véhicules hybrides et électriques. Le savoir-faire reconnu de Saft dans le domaine de la haute technologie pour batteries à haute performance vient compléter les atouts de Johnson Controls en matière de capacités de production à grande échelle et d'excellente connaissance du secteur automobile mondial. Saft a apporté son savoir-faire, ainsi que des licences et contrats technologiques, pour une participation de 49%. Johnson Controls a apporté son savoir-faire, des licences et contrats technologiques et 40 millions de dollars en numéraire et en actifs pour une participation de 51%.

Cette *joint venture* a eu l'impact suivant sur les résultats 2006 de Saft :
La création de la *joint venture* a donné lieu pour Saft à l'enregistrement d'un produit non récurrent de 14,9 millions d'euros. Il correspond à la quote-part de Saft dans la juste valeur de JCS, après élimination de tout produit intragroupe. Il est comptabilisé sous la rubrique"Autres produits et charges d'exploitation" après l'EBITDA.

Saft a, par ailleurs, constitué une provision pour impôts différés de 5,9 millions d'euros au titre de ce produit, soit une augmentation nette du résultat après impôt de 9,0 millions d'euros.

Sous la rubrique "Quote-part dans le résultat des entreprises associées", Saft a enregistré 4,4 millions d'euros au titre de sa quote-part de 49% dans les pertes de JCS.
Saft a également inscrit 1,7 million d'euros d'impôts différés au titre de ces pertes.

La *joint venture* a déjà annoncé les succès suivants depuis sa création :
- L'attribution d'un contrat avec le consortium USABC en vue d'accélérer le développement des batteries lithium-ion pour véhicules hybrides et électriques ;
- La signature d'une lettre d'intention avec l'un des principaux constructeurs automobiles portant sur deux programmes de fabrication de batteries lithium-ion pour véhicules hybrides et électriques. En conséquence, JCS est actuellement en train de construire une unité de production de batteries lithium-ion sur le site RBS de Saft à Nersac ;
- L'attribution d'un contrat avec General Motors portant sur le développement de batteries lithium-ion pour une future version hybride plug-in du 4x4 Saturn Vue.

Au vu de ces succès et d'autres opportunités, les deux partenaires ont décidé d'augmenter les investissements et les coûts opérationnels prévus au budget.

Evolution du périmètre en 2006
Les changements de périmètre suivants sont intervenus en 2006 :
- Consolidation par intégration globale de la nouvelle filiale indienne, AMCO-Saft India Ltd, avec des intérêts minoritaires de 49% ;

Comme annoncé précédemment, un changement de méthode comptable concernant les coentreprises contrôlées conjointement, désormais consolidées par mise en équivalence. Ce changement s'applique à JCS (consolidée à partir de 2006) et à la *joint venture* ASB/MSB sous contrôle commun avec EADS, qui faisait auparavant l'objet d'une intégration proportionnelle. Les états financiers 2005 de Saft ont dès lors été retraités avec la mise en équivalence d'ASB/MSB.

Principes de préparation des «états financiers consolidés»
En application du règlement européen 16/06/2002 du 19 juillet 2002 sur les normes internationales, les Etats Financiers Consolidés du Groupe Saft Groupe S.A. au titre de l'exercice clos le 31 décembre 2006 ont été établis conformément au référentiel IFRS, tel qu'approuvé dans l'Union Européenne.

Les Etats Financiers Consolidés ont été préparés en application de la convention du coût historique, sauf en ce qui concerne la réévaluation des actifs (y compris les instruments dérivés) et passifs financiers (instruments dérivés) qui ont été évalués à leur juste valeur par contre-partie du compte de résultat.

Les Etats Financiers Consolidés du Groupe sont établis selon les principes et méthodes comptables présentés dans la note 2 des états financiers consolidés 2006 certifiés.

Les Etats Financiers Consolidés sont présentés en millions d'euros sauf indication contraire.

PERSPECTIVES

Pour l'année 2007, Saft prévoit une croissance organique du chiffre d'affaires des divisions IBG et SBG en ligne avec ses prévisions de croissance à moyen terme, de l'ordre de 4 à 5%. Par ailleurs, nous attendons une croissance du chiffre d'affaires de la division IBG due aux augmentations du prix du nickel déjà survenues le 1er juillet 2006 et le 1er janvier 2007 d'une part, et, d'autre part, due aux éventuelles augmentations à venir. Toutes ces augmentations de prix s'appliquent aux nouvelles commandes, et sont donc sujettes à un décalage d'environ 6 mois dans le temps.

Saft ne prévoit pas de croissance organique du chiffre d'affaires de la division RBS. Les ventes bénéficieront de nouveau des surcoûts liés au nickel, mais il est probable que cela se traduise également par des volumes réduits, de sorte que Saft n'anticipe pas de croissance du chiffre d'affaires de cette division en 2007.

Ainsi, dans l'hypothèse de coûts du nickel en 2007 proches de 34 000 dollars la tonne comme au 31 décembre 2006, Saft anticipe les résultats suivants pour 2007 :
- Chiffre d'affaires – 580 à 600 millions d'euros
- EBITDA - 99 à 103 millions d'euros
- EBIT – 71 à 75 millions d'euros
- Résultat net – 34 à 38 millions d'euros

Ces estimations sont basées sur :
- Un coût moyen du nickel de 34 000 dollars la tonne en 2007 ;
- Une hausse supplémentaire pour les commandes reçues par IBG à partir du 1er avril 2007. En revanche, cette hausse n'aura un impact matériel sur le chiffre d'affaires qu'à partir du T4 2007 ;
- Une augmentation des investissements en Recherche & Développement de JCS ;
- La conjoncture économique actuelle ;
- Des taux de change constants ;
- Un taux d'imposition effectif de 33%.

Cependant, la volatilité des coûts du nickel influera bien entendu sur la rentabilité. Pour chaque 1000 dollars la tonne en prix moyen du nickel au-dessus (ou en-dessous) de 34 000 dollars en 2007, Saft estime que ses prévisions d'EBITDA et EBIT seraient réduites (ou augmentées) d'environ 0,9 million d'euros.

EVENEMENTS IMPORTANTS SURVENUS DEPUIS LA CLOTURE DE L'EXCERCICE

Aucun évènement intervenu après la clôture est en mesure d'avoir une incidence sur la situation financière du groupe.

FACTEURS DE RISQUES

a. Risques liés à l'environnement

Dans le cadre de ses activités liées à la fabrication de piles et batteries, le Groupe utilise d'importantes quantités de matières dangereuses telles que le nickel, le cobalt, le cadmium ou le lithium, ainsi que de petites proportions de mercure dans les applications de la défense sous leurs formes chimiques élémentaires ou composées. Pour cette raison, le Groupe est tenu de se conformer à un certain nombre de lois et réglementations qui touchent à l'environnement, à la santé et à la sécurité – ceci aussi bien au niveau local qu'international – et qui font l'objet de constantes évolutions.

Les objectifs centraux du Groupe tiennent compte de ces exigences légales et les systèmes de gestion mis en oeuvre pour en assurer le respect au niveau des différents sites de fabrication sont en cours de documentation et de certification suivant les termes de la norme internationale ISO 14000.

Par ailleurs, Saft Finance SARL – filiale directe du Groupe Saft SA – s'est vu accorder diverses garanties contractuelles touchant aux aspects environnementaux et couvrant notamment – dans certaines limites – les coûts qu'implique la rémédiation des sites et terrains affectés par les opérations du Groupe antérieures à 2004. Les effets de ces garanties courent jusqu'en 2014.

b. Risques réglementaires

Le 26 septembre 2006, une nouvelle directive sur les piles et accumulateurs a été publiée dans le Journal Officiel de l'Union Européenne sous la référence 2006/66/CE. Cette directive vise d'une part à s'assurer que les piles et accumulateurs sont bien collectés et recyclés en fin de vie, et d'autre part à limiter l'utilisation du mercure pour la plupart des piles et accumulateurs à usage non militaire et du cadmium pour la plupart des piles à usage non industriel et non professionnel, ceci à partir de septembre 2008.

Excepté pour quelques segments très mineurs du portefeuille Saft, ces restrictions commerciales ne touchent pas les produits de notre Groupe. Cette directive ne devrait dont pas avoir d'incidence mesurable sur les opérations du Groupe. En outre, depuis le milieu des années 1980, Saft a participé à la mise en place et au développement d'un réseau de partenaires pour la collecte et le recyclage dans la plupart des pays industrialisés. Ce réseau – site www.saftbatteries.com pour tout détail – permet à Saft de respecter l'obligation de reprise que cette nouvelle directive impose aux producteurs de piles et accumulateurs de l'UE.

Le 30 décembre 2006, sous l'acronyme REACH (pour *Registration, Evaluation, Authorisation of CHemical substances*), un nouveau Règlement UE a été publié au Journal Officiel de l'Union Européenne. Ce Règlement se donne pour objectif de mieux protéger la santé des populations et l'environnement par une identification plus fine et plus précoce des propriétés des substances chimiques. Elle exige par ailleurs que les produits chimiques les plus dangereux soient progressivement remplacés dès lors que des alternatives appropriées ont été identifiées.

Saft n'est que marginalement impliqué dans la fabrication de matières mais s'approvisionne en substances hautement élaborées auprès d'un grand nombre d'entreprises high-tech en tous points du monde, soit directement, soit par l'intermédiaire des circuits de distribution. À l'heure actuelle, Saft s'emploie à évaluer l'impact exact de REACH sur ses activités d'approvisionnement et de fabrication, et l'entreprise prendra les mesures qui s'imposent pour respecter ses objectifs et obligations.

c. Risques liés aux matières premières

Les fluctuations des cours des métaux que Saft utilise pour produire ses batteries peuvent avoir un impact significatif sur la marge brute du Groupe. Certains des métaux utilisés par Saft dans la fabrication de ses batteries se négocient sur les marchés internationaux de matières premières, en particulier le nickel et le cobalt. Saft utilise des contrats d'achat à terme pour couvrir une part significative de ses besoins prévisionnels de nickel et de cobalt, en recourant généralement à des contrats d'achat à terme libellés en dollars. Les plus-values ou moins-values résultant de ces contrats de couverture sont affectées aux coûts de vente de la division dont le besoin est couvert dans la mesure où ces contrats sont désignés comme des contrats de couverture au sens d'IAS 39. Les gains ou pertes résultant de la mise au marché et de la réalisation de contrats n'étant pas désignés comme des contrats de couverture, sont comptabilisés en «Autres charges et produits opérationnels».

Les coûts du nickel ont plus que doublé durant l'année 2006 et les contrats de couverture de Saft ont maintenant expirés. Au cours de cette période le cours du nickel élevés et volatils, Saft a temporairement révisé sa politique de couverture :
- Pour la division RBS, aucune couverture n'est faite car le surcoût est appliqué à la place;
- Pour la division IBG, aucune couverture n'est faite au cours actuels,
- De plus, il n'existe qu'un seul fabricant au monde de poudre de nickel. Saft et les autres fabricants de batteries dépendent donc exclusivement de ce fournisseur pour leur approvisionnement en poudre de nickel.

d. Risques pays

Une fraction importante du chiffre d'affaires du Groupe Saft est réalisée dans des pays en dehors des marchés européens et américains comportant des risques spécifiques. Saft ne peut garantir que la réalisation de certains évènements géopolitiques affectant ces pays n'aura pas un impact significatif sur les activités de Saft dans ces pays, notamment et de façon non exhaustive, l'instabilité politique, l'inflation, les catastrophes naturelles et les troubles civils.

e. Risques de marché et de financement

Risque de taux d'intérêt
Le Groupe utilise des instruments financiers dérivés de gré à gré pour gérer son exposition aux risques de variation de taux d'intérêt. Les opérations de dérivés de taux ont pour objet, à ce jour, de convertir au moins 50% de la Dette Senior en taux fixe afin de réduire l'exposition nette du Groupe au risque de taux d'intérêt. Cet objectif fait partie des engagements contractuels pris auprès des banques pour une période de 2 ans depuis le 5 juillet 2005.

Les dérivés de taux représentent les caractéristiques suivantes :

Swap de taux		Montants notionnels de l'échéance	En devises	Valeur de marché
Au 31/12/2006 (en millions d'euros)	1 à 5 ans	> 5 ans		
Payeur fixe	189,8	-	USD	2,8
Payeur fixe	51,8		EUR	0,6

Risque de change
Saft dispose de sites de production dans 9 pays et commercialise ses produits dans 83 pays. Saft est amené dans certains pays à utiliser des devises autres que l'euro, la principale des devises étrangères utilisées par Saft étant le dollar américain. Les fluctuations de change peuvent donc avoir un impact significatif sur la situation financière de Saft et sur la comparabilité d'un exercice à l'autre. Cet impact peut s'apprécier au niveau :

- des risques liés à l'évolution de la devise autre que l'euro dans laquelle une société du Groupe tient sa comptabilité; et
- des risques liés à l'évolution d'une devise autre que celle dans laquelle une société du Groupe tient sa comptabilité.

Le Groupe détient certains investissements dans des activités à l'étranger dont les actifs nets sont exposés au risque de conversion de devises. Le risque de change lié à la détention des actifs nets des entités étrangères du Groupe est, pour l'essentiel, géré au moyen d'emprunts libellés dans la devise concernée.

En outre, l'activité de Saft permet de compenser une partie du service de la dette libellée en dollars américains par les revenus d'activités facturées dans cette même devise.
Dans la mesure du possible, Saft essaie de couvrir ses risques contractuels en achetant et/ou en fabriquant dans la même monnaie que les ventes concernées.

Risque de contrepartie
De par l'activité de Saft, les créances clients sont la principale source de risque de contrepartie. Saft constitue des provisions pour créances douteuses en fonction d'une évaluation du risque de non-recouvrement réalisée selon une périodicité trimestrielle ou lorsqu'un événement rend incertain le recouvrement d'une créance. En outre, Saft évalue régulièrement la solvabilité de ses clients.

Risque sur actions
Suite à la mise en place en février 2006 d'un contrat de liquidité en vue d'améliorer la liquidité du titre Saft Groupe SA, le Groupe est désormais exposé au risque de variation des cours sur ses propres actions. Le montant affecté à ce contrat est limité à 1,7 millions d'euros.

g. Risque de liquidité

Les contrats d'emprunt conclus à l'occasion de l'introduction en bourse de la Société par les sociétés du Groupe contiennent des engagements financiers. Le non respect de l'un d'entre eux pourrait autoriser les prêteurs à demander le remboursement anticipé des sommes empruntées. Des évènements imprévisibles, et échappant au contrôle du Groupe pourraient l'empêcher de respecter certains de ses engagements financiers. Cependant, les sociétés du Groupe génèrent - et Saft estime qu'elles continueront de générer - dans l'avenir des flux de trésorerie suffisants pour faire face à leurs obligations contractuelles au titre des emprunts en cours.

h. Assurances

Le Groupe met en oeuvre une politique visant à obtenir une couverture externe d'assurance permettant de prendre en charge les risques relatifs à la production et à la commercialisation de ses batteries et à les assurer à des taux raisonnables. Afin d'optimiser sa politique de couverture de l'ensemble des sociétés du Groupe, Saft fait appel à la filiale française du courtier en assurances, Marsh, qui négocie les polices d'assurance en son nom. Enfin, de manière générale la plupart des polices d'assurance du Groupe prévoient un plafond de couverture applicable soit par sinistre, soit par an et par sinistre. Dans la plupart de ces polices, les couvertures sont limitées par un certain nombre d'exclusions usuelles pour ce type de contrats et de franchises d'un montant peu significatif.

Le Groupe est assuré pour sa responsabilité civile par la société XL Insurance Company Ltd. Cette police d'assurance couvre le Groupe dans le monde entier pour toutes les conséquences pécuniaires de la mise en jeu de sa responsabilité civile dans le cadre de ses activités, du fait de dommages ou préjudices corporels, matériels et immatériels causés aux tiers. La couverture maximum offerte dans le cadre de ce contrat est plafonnée à 60 millions d'euros par an et par sinistre, avec des sous-plafonds de (i) 15 millions d'euros (pour les dommages immatériels non consécutifs, les pollutions accidentelles et les fautes inexcusables résultant de maladies professionnelles), et de (ii) 5 millions d'euros (pour les biens confiés).

Les différents sites du Groupe sont assurés contre les dommages aux biens et les pertes d'exploitation qui pourraient en résulter dans le cadre d'un contrat d'assurance conclu avec la société AXA Corporate Solutions Assurance SA. Certains biens et certains types de dommages, qui varient en fonction du territoire sur lequel se produit le sinistre, sont exclus du champ d'application de ce contrat. L'engagement maximum de l'assureur est de 150 millions d'euros par sinistre, avec des sous plafonds en fonction de la nature (i) du dommage (fixé à 30 millions d'euros pour les événements naturels et à 10 millions d'euros pour les tremblements de terre, les ouragans, les tempêtes et les inondations) et (ii) des biens assurés (fixé à 15 millions d'euros pour les acquisitions nouvelles, les recours de tiers et les frais et préjudices divers). Cette couverture est destinée à éviter toute perte significative et à assurer le maintien de l'exploitation en cas de sinistre.

Le Groupe est assuré pour tous les risques liés au transport de ses biens de production ou d'équipement, de produits finis, semi-finis et de matières premières par les assureurs Allianz Marine & Aviation et Axa Corporate Solutions Assurance S.A. L'engagement maximum des assureurs est limité à 5 millions d'euros par sinistre. Cette police comporte une franchise et des exclusions usuelles pour ce type de contrats mais ne prévoit pas de sous-plafond par type de sinistre.

Le Groupe a également souscrit auprès d'Allianz Marine & Aviation, assureur apériteur, une police d'assurance particulière destinée à la couverture des risques de responsabilité du fait des produits aéronautiques (à l'exception des produits spatiaux). Ce contrat couvre, dans la limite des exclusions stipulées, les risques du Groupe encourus du fait de ses activités de fournisseur de l'industrie aéronautique. Le montant maximum de couverture est fixé à 300 millions d'euros par sinistre avec un sous-plafond de 125 millions de dollars pour arrêts de vols.

Le Groupe a souscrit avec Allianz Marine & Aviation, assureur apériteur, une police d'assurance destinée à couvrir la responsabilité du fait des produits spatiaux. Le montant maximum de couverture par sinistre est de 20 millions d'euros pour les produits livrés après le 1er mars 2005 et de 10 millions d'euros pour les produits livrés antérieurement à cette date.

Le Groupe est également couvert contre les risques de pertes financières résultant d'actes frauduleux commis par un tiers ou un préposé à son encontre ou à l'encontre d'un client. Cette assurance est souscrite auprès de la société Chubb Compagnie d'Assurances Européenne S.A. Le montant maximum de couverture par sinistre est de 10 millions d'euros.

Enfin, le Groupe a souscrit une police d'assurance en matière environnementale auprès de la société AIG Europe. Cette police couvre sous certaines conditions, les risques environnementaux liés aux sites de production du Groupe situés en dehors des Etats-Unis avec un plafond de 15 millions d'euros par an et par sinistre. S'agissant des sites de production situés aux Etats-Unis, le Groupe a souscrit une police d'assurance auprès d'AIG Environmental, Inc. couvrant les risques environnementaux avec un plafond de 10 millions de dollars américains.

Les polices d'assurance couvrant la responsabilité civile et les risques environnementaux du Groupe excluent la couverture des garanties contractuelles consenties par le Groupe donnant lieu à des obligations qui excèdent les obligations légales.

i. Risques fiscaux

Le Groupe fait l'objet de contrôles fiscaux réguliers réalisés par les autorités fiscales des pays dans lesquels il est implanté.

j. Litiges

Il n'existe pas à la connaissance de la Société, de fait exceptionnel ou d'affaire contentieuse qui serait susceptible d'affecter significativement et avec une probabilité sérieuse les résultats, la situation financière, le patrimoine ou l'activité de la Société ou du Groupe Saft.

L'AMF a initié une enquête le 3 mars 2006sur le marché du titre Saft à compter du 29 juin 2005, dont la Société a été informée le 20 avril 2006. La société n'a pas été contactée par l'AMF sur ce sujet.

RECHERCHE ET DEVELOPPEMENT

La qualité de ses équipes de recherche et de développement constitue pour le Groupe un atout concurrentiel majeur et lui permet de maintenir son leadership technologique, facteur clé de son succès commercial. En 2006, le Groupe a ainsi consacré plus de 5% de son chiffre d'affaires à la R&D, y compris le développement financé par les clients et les subventions reçues. Les activités de recherche appliquée emploient 50 personnes, situées essentiellement à Bordeaux, en France, et à Cockeysville, aux Etats-Unis. Parallèlement, près de 250 personnes travaillent au développement de produits sur les sites de production.

ACTIVITE DES FILIALES ET SOCIETES CONTROLEES PAR SAFT GROUPE SA

Dénomination sociale	Pays d'immatriculation	Activité	Chiffre d'affaires 2006 en k€ (excluant l'intragroupe)
Saft Groupe SA	France	Holding	-
Saft Australia Pty Ltd	Australie	Holding	-
Saft Batteries Pty Ltd	Australie	Assemblage, achats et ventes	7 143
Saft Zhuhaï Ftz	Chine	Production, achats et ventes	1 069
Saft Nife ME Ltd	Chypre	Achats et ventes	6 183
Saft Ferak AS	République Tchèque	Production, achats et ventes	10 047
Saft UK Ltd	Angleterre	Production, achats et ventes	11 572
Saft S.A.	France	Production, achats et ventes	214 727
Saft Acquisition S.A.S.	France	Holding	-
Friemann & Wolf Baterietechnik GmbH (Friwo)	Allemagne	Production, achats et ventes	3 448
Saft Batterien GmbH	Allemagne	Achats et ventes	3 519
SGH	Allemagne	Holding	196
Tadiran Batteries GmbH	Allemagne	Production, achats et ventes	20 566
Saft Hong Kong Ltd	Hong Kong	Holding et commercial	9 452
Tadiran Batteries Ltd	Israel	Production, achats et ventes	10 666
Saft Batterie Italia Srl	Italie	Achats et ventes	447
Amco-Saft India Limited (51%)	Inde	Production, achats et ventes	3 161
Saft Finance Sarl	Luxembourg	Holding	1 480
Saft Batterijen BV	Pays Bas	Achats et ventes	629
Saft AS Norway	Norvège	Achats et ventes	2 329
Saft Batterie Pte Ltd	Singapoure	Achats et ventes/	6 931
Saft Baterias SL	Espagne	Achats et ventes	6 045
Alcad AB	Suède	Achats et ventes	22 079
KB Fastjung 9	Suède	Société civile immobilière	-
Saft AB	Suède	Production, achats et ventes	34 453
Saft Sweden AB	Suède	Holding	-
Eternacell, Inc.	Etats Unis	Dormant	-
Florida Substrate Inc. (= Saft PPF)	Etats Unis	Production de bandes de plaque	1 251
Saft America Inc.	Etats Unis	Production, achats et ventes	154 162
Saft Federal Systems Inc. (=Tadiran)	Etats Unis	Achats et ventes	28 627
Saft JV Holding Co	Etats Unis	Holding	-
ASB (50%)	France	Production de batteries thermiques	-
MSB (50%)	Ecosse	Production de batteries thermiques	-
ATB (50%)	Etats Unis	Production et commercialisation de batteries thermiques	-
Johnson Controls-Saft Advanced Power Solutions LLC (49 %)	Etats Unis	Holding	-
Johnson Controls-Saft Advanced Power Solutions SAS (49 %)	France	Production, achats et ventes	-
TOTAL			**560 182**

Le chiffre d'affaires excluant l'intragroupe correspond au chiffre d'affaires consolidé du Groupe, et exclut donc les chiffres d'affaires des sociétés consolidées par la méthode de mise en équivalence.

RESULTATS DE SAFT GROUPE SA

La société Saft Groupe SA a une activité de holding financière. Elle détient 100% des parts sociales de la société Saft Finance Sàrl qui détient directement ou indirectement les différentes filiales du groupe Saft.
Le chiffre d'affaires 2006 de 6,2 millions d'euros correspond à la facturation 2006 du «Management Service Agreement» signé entre Saft Groupe SA et les filiales du groupe Saft.

Les charges d'exploitation de 4,9 millions d'euros de la société sont constituées de coûts d'honoraires et des coûts du «Service agreement» signé entre Saft SA et Saft Groupe SA pour 3,3 millions d'euros. Le résultat d'exploitation est un gain de 1,2 million d'euros
Le résultat financier est une perte de 206 milliers d'euros. Le résultat exceptionnel en gain de 29 milliers d'euros est constitué des boni et mali sur le rachat d'action propres.

Le total du bilan ressort à 218,8 millions d'euros. L'actif est constitué essentiellement des parts sociales de Saft Finance Sàrl pour 215,8 millions d'euros, les autres immobilisations financières 1,1 million d'euros, les créances 0,3 million d'euros et les disponibilités 1,6 million d'euros complètent les valeurs d'actifs.

Le passif est constitué des capitaux propres pour 209,1 millions d'euros, de dettes financières diverses pour 8,7 millions d'euros et de dettes fournisseurs pour 0,9 million d'euros.

CAPITAL SOCIAL DE SAFT GROUPE SA

Le capital social de Saft Groupe SA s'établit au 31 décembre 2006 à 18 514 086 euros.

ACTIONNARIAT DE SAFT GROUPE SA

Les informations sur l'actionnariat de Saft disponibles au 31 décembre 2006 étaient les suivantes :
- Fonds Doughty Hanson 36,6 %
- Direction et employés 6,4 %
- Flottant 57,0 %

Actionnaires ayant déclaré détenir plus de 5% au 31 décembre 2006 :
- Schroders : 10,04 %
- Bestinver : 5,22 %

Au 31 Décembre 2006, les actions de la Société détenues par les salariés du Groupe représentent un total de 1 193 093 actions.

AFFECTATION DU RESULTAT DE SAFT GROUPE SA

Le résultat net est un gain de 1 039 958,29 euros. Il est proposé d'imputer ce gain en report à nouveau :

Report à nouveau 2006	-
Gain 2006	1 039 958,29 €
Report à nouveau après affectation de résultat	1 039 958,29 €

Il sera proposé à l'Assemblée Générale le versement d'un dividende de 0,68 euros par action qui sera prélevé sur la prime d'émission.

Le versement se fera en fonction du nombre effectif d'action en circulation (hors actions propres) à la date de détachement du coupon.
Le montant de la prime d'émission avant distribution est de 189 543 624,04 euros.

Tableau des résultats des 5 derniers exercices

Nature des indications (montants en euros)	31/12/02	31/12/03	31/12/04	31/12/05	31/12/06
Capital en fin d'exercice					
capital social	-	-	-	18 514 086	18 514 086
nombre d'actions ordinaires existantes	-	-	-	18 514 086	18 514 086
nombres d'obligations convertibles en actions	-	-	-	-	-

Opérations et résultats de l'exercice					
a) chiffre d'affaires hors taxes	-	-	-	1 543 717	6.156.200
b) résultat avant impôts, participation des salariés et dotations aux amortissements et provisions	-	-	-	-6 090 768	1 039 958
c) impôts sur les bénéfices	-	-	-	-	-
d) résultat après impôts, participation des salariés et dotations aux amortissements et provisions	-	-	-	-6 090 768	1 039 958
e) résultats distribués	-	-	-	12 012 048	ND
Résultats par action					
a) résultat après impôts, participation des salariés, mais avant dotations aux amortissements et provisions	-	-	-	-0,33	0,06
b) résultat après impôts, participation des salariés et dotations aux amortissements et provisions	-	-	-	-0,33	0,06
c) dividende attribué à chaque action	-	-	-	0,65	ND
Personnel					
a) effectif moyen des salariés employés	-	-	-	-	-
b) montant de la masse salariale de l'exercice	-	-	-	-	-
c) montant des sommes versées au titre des avantages sociaux de l'exercice	-	-	-	-	-

PLANS D'OPTIONS DE SOUSCRIPTION OU D'ACHAT D'ACTIONS

Description des plans existants

a) Plan d'options

En juillet 2005, suite à l'offre publique d'achat, le Groupe a ouvert des plans d'options d'achat d'actions accordé à certains salariés. Ces plans sont dénouables en actions (dénouement en instruments de capitaux propres au sens de IFRS 2). Le Directoire a ouvert deux plans d'options en 2005 et un en 2006.

Les principales caractéristiques des ces plans d'options sont les suivantes :

	29/06/2005	28/09/2005	27/11/2006
Nombre d'options accordées	421 900	34 500	400 000
Prix d'exercice	26,00 €	30,50 €	26,00 €
Période d'acquisition des droits	4 ans	4 ans	4 ans
Durée d'exercice	10 ans	10 ans	10 ans

b) Augmentation de capital réservée aux salariés

Dans le cadre de son introduction en bourse, le Groupe a proposé à ses salariés des actions décotées de 20% par rapport au prix d'introduction en bourse. Les actions souscrites par les salariés français du Groupe font l'objet d'une période de blocage de 5 ans (sauf cas de sortie anticipée prévus par la loi) dans le cadre d'un plan d'épargne groupe.

Les principales caractéristiques de cette offre sont les suivantes :

	29/06/2005
Nombre d'actions souscrites	56 856
Prix de souscription	20,80 €

c) Evolution du nombre d'options

	Nombre d'options	Prix d'exercice moyen
Options en circulation au 01/01/05	-	-
Options attribuées	456 400	26,30 €
Options annulées	-14 000	26,00 €
Options exercées	-	-
Options en circulation au 31/12/05	442 400	26,40 €
Dont options exerçables	-	-
Options attribuées	400 000	26,00 €
Options annulées	-23 500	26,00 €
Options exercées	-	-
Options en circulation au 31/12/06	818 900	26,19 €
Dont options exerçables	-	-

Le nombre d'options en circulation au 31 décembre 2006 se décompose comme suit :

Date d'attribution	Nombre d'options	Prix d'exercice	Durée de vie contractuelle résiduelle
29/06/2005	384 400	26,00 €	8,5 ans
28/09/2005	34 500	30,50 €	8,7 ans
27/11/2006	400 000	26,00 €	9,9 ans

d) Juste valeur des instruments attribués

Les justes valeurs des stock-options sont déterminées par un évaluateur indépendant à partir d'un modèle binomial. Les hypothèses retenues pour déterminer la juste valeur des options sont les suivantes:

Date d'attribution	29/06/2005	28/09/2005	27/11/2006
Cours à la date d'attribution	26,00 €	31,0 €	23,26 €
Prix d'exercice	26,00 €	30,5 €	26,00 €
Durée de vie attendue	10 ans	10 ans	7 ans
Volatilité attendue	40%	40%	40%
Taux sans risque	3,20%	3,2%	3,73%
Taux de distribution de dividendes	3,00%	3,0%	2,90%
Juste valeur	10,40 €	12,5 €	6,08 €

La volatilité attendue de l'action a été déterminée à partir de la volatilité historique de groupes comparables.

La juste valeur des actions attribuées dans le cadre de l'augmentation de capital réservée aux salariés a été déterminée comme la différence entre le cours à la date de l'introduction en bourse et le prix de souscription et s'élève à 5,20 euros par action.

e) Impact sur le résultat des paiements basés sur actions

Le montant des charges comptabilisées au titre de paiements basés sur actions en application d'IFRS 2 se décompose de la façon suivante :

en milliers d'euros	2006	2005
Options attribuées le 29/06/05	969	538
Options attribuées le 28/09/05	108	28
Augmentation de capital réservée aux salariés	-	296
Options attribuées le 27/11/06	47	
Total	1124	862

PROGRAMME DE RACHAT D'ACTIONS AUTO DÉTENUES

Au cours de l'exercice, le programme de rachat d'actions initié durant l'exercice précédent, s'est poursuivi selon les modalités suivantes :

Descriptif du programme de rachat d'actions approuvé par la Sixième Résolution de l'Assemblée Générale Mixte des actionnaires du 22 juin 2006.

Etabli en application des dispositions des articles L.451-3 du Code Monétaire et Financier et 241-1 et suivants du Règlement Général de l'Autorité des Marchés Financiers.

Emetteur : SAFT GROUPE SA.

Titres concernés : Actions ordinaires Saft Groupe SA admises aux négociations sur le marché Eurolist d'Euronext Paris, compartiment B, code ISIN : FR 0010208165.

Autorisation : Assemblée Générale Mixte du 22 juin 2006.

Nombre maximal de titres, dont le rachat est autorisé : 1 851 409 actions.

Pourcentage maximal de capital, dont le rachat est autorisé : 10%.

Prix d'achat unitaire maximal : 40,40 €.

Prix de vente unitaire minimal : 16 €.

Objectifs du programme de rachat d'actions autorisé :

Animation du marché secondaire ou de la liquidité de l'action de la Société par un prestataire de services d'investissement agissant de manière indépendante dans le cadre d'un contrat de liquidité conforme à une charte de déontologie reconnue par l'Autorité des marchés financiers ;

Mise en oeuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions des articles L.225-177 et suivants du Code de Commerce ;

Attribution d'actions à des salariés et, le cas échéant, des mandataires sociaux au titre de la participation aux fruits de l'expansion de l'entreprise et de la mise en oeuvre de tout plan d'épargne d'entreprise, dans les conditions prévues par la loi, notamment dans le cadre des articles L.443-1 et suivants du Code du Travail ;

Achat d'actions pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations de croissance externe ;

Remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant accès au capital ;

Annulation des actions ainsi rachetées dans les limites fixées par la loi.

Prestataire de services d'investissements intervenant aux fins d'assurer l'animation du titre concerné : EXANE BNP PARIBAS 16 avenue Matignon 75008 PARIS.

Moyens affectés au Contrat de liquidité : 1 094 561,01 euros et 28 391 actions Saft Groupe.

Durée du programme de rachat : jusqu'à la date limite de validité de l'autorisation donnée par l'Assemblée Générale Mixte du 22 juin 2006, soit jusqu'au 22 décembre 2007.

Déclaration de l'émetteur des opérations réalisées sur ses propres titres durant l'exercice :

- Nombre d'actions auto-détenues au 31 décembre 2006 : 28 391 actions, soit 0,15% du capital.

- Valeur comptable de portefeuille : 653 360,15 €.

- Valeur de marché du portefeuille : 723 970,50 €.

- Nombre d'actions annulées au cours de l'exercice : néant.

Les achats et ventes ont été affectés en totalité à l'objectif d'animation du cours de bourse. Il n'y a pas eu recours aux produits dérivés.

La société n'avait pas de position ouverte à l'achat ou à la vente au 31 décembre 2006.

TABLEAU SUR LES DÉLÉGATIONS EN MATIÈRE D'AUGMENTATION DE CAPITAL

Délégations en cours de validité	Date d'autorisation	Durée de validité de l'autorisation	Plafond de l'autorisation	Date d'exercice	Montant exercé
Délégation de compétence au Directoire à l'effet de décider d'augmenter le capital social par l'émission d'actions réservée aux adhérents d'un plan d'épargne d'entreprise in a Corporate Savings Plan avec suppression de droit préférentiel de souscription au profit de ce dernier	Assemblée Générale Extraordinaire du 8 juin 2005 (4ème Résolution)	18 mois	150 000 actions	1er août 2005	29 505 actions
Délégation de compétence au Directoire à l'effet de décider d'augmenter le capital social de la Société par émission d'actions ou de valeurs mobilières donnant accès au capital de la Société ou donnant droit à l'attribution de titres de créances avec maintien du DPS	Assemblée Générale Mixte du 22 juin 2006 (9ème Résolution)	26 mois	1 million € (montant nominal)	Néant	Néant
Délégation de compétence au Directoire à l'effet de décider d'augmenter le capital social de la Société par émission d'actions ou de valeurs mobilières donnant accès au capital ou donnant droit à l'attribution de titres de créance avec suppression du droit préférentiel de souscription, y compris dans le cadre de l'offre à prix ouvert et du placement global et à l'effet de rémunérer des titres qui seraient apportés dans le cadre d'une offre publique d'échange	Assemblée Générale Mixte du 29 juin 2005 (7ème Résolution)	18 mois	6 millions € (montant nominal)	4 juillet 2005	3 269 230 (montant nominal)
Délégation de compétence au Directoire à l'effet de décider d'augmenter le capital social de la Société par incorporation de réserves de bénéfices ou de primes d'émission, de fusion ou d'apport	Assemblée Générale Mixte du 29 juin 2005 (8ème Résolution)	18 mois	6 millions € (montant nominal)	Néant	Néant
Délégation de compétence au Directoire à l'effet de décider d'augmenter le capital social de la Société, avec suppression du droit préférentiel de souscription des actionnaires, par l'émission d'actions réservée à une ou plusieurs catégories de personnes répondant à des caractéristiques déterminées	Assemblée Générale Mixte du 29 juin 2005 (10ème Résolution)	18 mois	150 000 €	1er août 2005	€ 27 351

15. COMITÉS

Le Conseil de Surveillance, son Comité d'Audit et son Comité des Rémunérations se sont réunis au cours de l'année 2006 aux dates suivantes :

Conseil de Surveillance : les 9 et 17 Janvier, 10 Mars, 26 Avril, 10 Mai, 23 Juin, 25 Juillet, 19 Septembre, 7 et 9 Novembre

Comité d'Audit : les 08 Février, 10 Mars, 26 Avril, 10 Mai, 25 Juillet, 19 Septembre, 7 Novembre

Comité des Rémunérations : les 10 Mars, 10 Mai, 23 Juin, 9 Novembre

16. MANDATAIRES SOCIAUX SAFT GROUPE SA

a. Membres du Directoire

Nom	Date de Nomination	Fonction	Autres fonctions et principaux mandats
John Searle	23/03/05	Président du Directoire	Président Directeur Général de Saft SA, Président Saft Ltd., Directeur Saft America Inc., Gérant de Saft Finance Sarl
Bertrand Olivesi	23/03/05	Membre du Directoire Directeur Général IBG et RBS	Directeur Général Délégué de Saft S.A., Président de Saft Acquisition SAS, Administrateur du GIE GBLA et du GIE GLM1
Elizabeth Ledger	22/04/05	Directrice de la Communication et des relations investisseurs	Membre du Directoire
Thomas J. Alcide	22/04/05	Membre du Directoire Directeur Général SBG et Président-Directeur Général de Saft America	Néant
Nicholas Smith	22/04/05	Membre du Directoire Directeur Financier	Néant

b. Membres du Conseil de Surveillance

Nom	Date de prise de fonction	Fonction	Autres fonctions et principaux mandats en 2006
Yann Duchesne	12/05/05	Président du Conseil de Surveillance	Senior Principal et Directeur Général de Doughty Hanson & Co pour la France. Administrateur d'IPSOS, Impress Cooperatieve UA et Balta Industries Group. Administrateur de Tumi Inc., NAMG Inc. et de certaines sociétés de TV3 Television Network Group en Irlande. Membre du Conseil de Surveillance de Laurent Perrier.
Nigel Doughty	12/05/05	Membre du Conseil de Surveillance	Président Directeur Général de Doughty Hanson & Co Ltd. Président de Tumi In et Umbro PLC. Administrateur de Nottingham Forest Football Club Limited et Administrateur non Exécutif de Bridges Community Ventures Limited.
Richard Hanson	12/05/05	Membre du Conseil de Surveillance	Administrateur de Doughty Hanson & Co Ltd. Administrateur de Impress Cooperatieve UA, Balta Industries NV, diverses sociétés du Groupe 20 :20 et TV3 Television Network Limited. Président de LM Glasfiber Holding A/S.
Steven Bone	23/03/05	Vice-Président du Conseil de Surveillance	Senior Principal de Doughty Hanson & Co Ltd. Administrateur de diverses sociétés du groupe Hellerman Tyton et TV3 Television Network Groupe.
Jean-Marc Daillance	12/05/05	Membre du Conseil de Surveillance	Membre du Comité Exécutif de Zodiac, SA. Président de : Zodiac European Pools (France), Zodiac International SASU (France), Zodiac Pool Care Europe SASU (France).

Bruno Angles	12/05/05	Membre du Conseil de Surveillance	Administrateur de MAF (Macquarie Autoroutes de France), Eiffarie, APRR, AREA. Président du Conseil d'Administration de la Fondation de l'Ecole Nationale des Ponts-et-Chaussées.
Ghislain Lescuyer	12/05/05	Membre du Conseil de Surveillance	Directeur Général Adjoint de Thomson.

c. Jetons de présence versés aux membres du Conseil de Surveillance

L'Assemblée Générale du 22 juin 2006 avait fixé à 150 000 euros le montant global maximum de l'allocation annuelle des jetons de présence de l'exercice 2006 à répartir entre les membres du Conseil de Surveillance. Lors de sa délibération du 23 juin 2006, le Conseil de Surveillance a décidé de n'attribuer des jetons qu'aux trois membres indépendants du Conseil de Surveillance, à raison de 30 000 euros pour chacun d'entre eux, payables par semestrialités échues.

d. Autres rémunérations

Les rémunérations nettes de charges sociales et avantages de toute nature versés aux mandataires sociaux de Saft Groupe SA par la Société, les sociétés contrôlées par Saft Groupe SA au sens de l'article L.233-16 du Code du commerce ou des sociétés qui contrôlent Saft Groupe SA au sens du même article, s'établissent comme suit :

Directoire	Part Fixe	Part variable	Avantages en nature
John Searle	€295,622	€131,069	€5,633
Nick Smith	€197,817	€244,030	€29,533
Bertrand Olivesi	€187,291	€59,274	€2,849
Elizabeth Ledger	€101,165	€32,686	€3,028
Thomas J. Alcide	€148,622	€48,192	€1,867

Au niveau de Saft Groupe, les critères d'application pour les mandataires sociaux pour la part variable, sont l'EBIDTA et l'operating cash flow.

John Searle a droit à recevoir une indemnité de départ équivalente à 18 mois de salaire en cas de licenciement, sauf dans les cas où il serait mis fin à son contrat de travail avec Saft SA pour faute lourde ou grave. Il participe à un régime de retraite complémentaire qui concerne également un ancien cadre dirigeant du Groupe. Les bénéficiaires de ce régime auront vocation à percevoir une pension de retraite supplémentaire. Le financement de ce régime est entièrement à la charge du Groupe.

e. Intérêts des dirigeants et des salariés dans le capital de Saft Groupe SA

Suite aux décisions prises par les Assemblées Générales Mixtes du 29 juin 2005 et du 22 juin 2006, le Directoire a accordé au profit des dirigeants du Groupe les options de souscription d'actions suivantes :

	Plan 1	Plan 2
Date de l'Assemblée	29/06/05	22/06/06
Date du Directoire	29/06/05	27/11/06
Nombre d'actions pouvant être souscrites	456.400	400.000

Dont Directoire de Saft Groupe SA	68.000	53.000
Nombre de bénéficiaires	104	110
Date de départ d'exercice des options	30/06/09	28/11/10
Prix de souscription des actions (en €)	26,00	26,00
Options de souscriptions levées au 31/12/06	0	0
Options de souscriptions radiées ou annulées	37 500	0
Options de souscriptions devant être annulées	28 500	0
Options de souscription restantes au 31/12/06	390 400	400 000

f. Options d'achat ou de souscription consenties durant l'exercice clos le 31 décembre 2006 aux mandataires sociaux ou levées par ces derniers

Les options de souscription consenties au cours de l'exercice clos le 31 décembre 2006 par la société Saft Groupe SA et les sociétés du Groupe aux mandataires sociaux sont les suivantes :

Nom	Société	Nombre d'options consenties	Options pouvant être annulées	Options annulées	Prix de l'exercice (en €)	Date d'expiration	Plan
John Searle	Saft Groupe SA	20,000	-	-	26	28/11/16	2
Nicholas Smith	Saft Groupe SA	12,500	-	-	26	28/11/16	2
Bertrand Olivesi	Saft Groupe SA	NIL	-	-	26	28/11/16	2
Thomas Alcide	Saft Groupe SA	12,500	-	-	26	28/11/16	2
Elizabeth Ledger	Saft Groupe SA	8,000	-	-	26	28/11/16	2

Aucune option de souscription consentie par la Société et les sociétés du Groupe n'a été levée par les mandataires sociaux durant l'exercice clos le 31 décembre 2006.

g. Options consenties aux dix premiers salariés et levées par ces derniers au cours de l'exercice clos le 31 décembre 2006

	Nombre total d'options attribuées	Prix moyen pondéré	
Options de souscriptions ou d'achat d'options consenties aux 10 premiers salariés non mandataires attributaires et options levées par ces derniers	57.000 Options levées : 0	26 €	Plan 2
Options de souscription ou d'achat d'actions Saft Groupe SA consenties durant l'exercice aux 10 salariés de Saft Groupe SA et de toute société qu'elle contrôle, dont le nombre d'options ainsi consenties est le plus élevé.	101 000	26 €	Plan 2
Options de souscription ou d'achat d'actions détenues sur Saft Groupe SA levées durant l'exercice par les 10 salariés de Saft Groupe SA et de toute société qu'elle contrôle, dont le nombre d'options ainsi achetées est le plus élevé	0	NA	NA

h. Intérêts des dirigeants dans le capital de la Société et dans les sociétés qui la contrôlent

	Nombre d'actions	% du capital	Nombre de droits de vote	% de droits de vote
Yann Duchesne	100	NS	100	NS
Nigel Doughty	100	NS	100	NS
Richard Hanson	100	NS	100	NS
Steven Bone	100	NS	100	NS
Jean-Marc Daillance	100	NS	100	NS
Bruno Angles	100	NS	100	NS
Ghislain Lescuyer	100	NS	100	NS

	Nombre d'actions	% du capital	% de droits de vote
John Searle	228.452	1,23	1.23
Bertrand Olivesi	125.296	0,68	0.68
Thomas J. Alcide	94.920	0,51	0.51
Elizabeth Ledger	75.937	0,41	0.41
Nicholas Smith	0	NA	NA

i. État des transactions effectuées sur les actions Saft déclarées par les mandataires sociaux au cours de l'exercice 2006

Aucun mandataire social n'a effectué de transaction durant l'exercice 2006.

17. DESCRIPTION DE LA DETTE

Le 5 juillet 2005, un syndicat bancaire, conduit par Mizuho Corporate Bank Ltd et BNP Paribas, a accordé à Saft Groupe SA et à différentes sociétés du Groupe de nouvelles ouvertures de crédit (les "Ouvertures de Crédit") comportant un prêt à échéance fixe, non renouvelable (le crédit nouvelle échéance) avec deux tranches, l'une de 167millions d'euros et l'autre de 270 millions de dollars, ainsi qu'un crédit revolving multi-devises (le nouveau crédit renouvelable) pour une somme maximum de 30 millions d'euros.

La nouvelle ouverture de crédit a été accordée pour une période de cinq années (c'est-à-dire, jusqu'au 5 juillet 2010) et devra, sauf remboursement anticipé, être remboursée à partir du trentième mois après le premier tirage (c'est-à-dire, le 5 janvier 2008), puis par échéances successives tous les six mois d'un montant de 4,5 millions d'euros avec un dernier remboursement de € 144,5 millions pour la tranche en euros et par échéances de 7 millions de dollars US avec un dernier remboursement de 235 millions de dollars US pour la tranche en dollars. Il est prévu que le nouveau crédit renouvelable soit disponible pendant une période de 5 ans, c'est-à-dire, jusqu'au 5 juillet 2010.

Le 30 novembre 2006, le Groupe a procédé à un remboursement anticipé des échéances de 9 millions d'euros and 14 millions de dollars US prévues en 2008. Les échéances contractuelles suivantes sont maintenant prévues en janvier 2009. L'endettement net au 31 décembre 2006 comprend donc 158 millions d'euros (emprunt A) et 256 millions de dollars US (emprunt B).

Les Ouvertures de Crédit portent intérêts au taux EURIBOR pour les tirages en euros et au taux LIBOR pour les tirages en US$, dans chaque cas augmentées d'une marge variant en fonction de l'endettement net total de l'ensemble des emprunteurs rapporté à l'EBITDA contractuel, qui devrait être comprise entre 0,45 % et 1,10 % par an. Sur la base de la dette nette totale du Groupe au 31 décembre 2006, cette marge sera réduite de 0,725% à 0,675%.

Les contrats relatifs aux Ouvertures de Crédit comprennent un certain nombre de stipulations usuelles pour ce type de contrats. Ainsi les cessions et acquisitions faites par le Groupe sont soumises à des conditions usuelles. Tout autre emprunt d'un montant supérieur à 90 millions d'euros en sus des sommes tirées au titre des différentes Ouvertures de Crédit est soumis à des limitations contractuelles.

Ces contrats sont également assortis de clauses de changement de contrôle de la Société (plus de 50% des droits de vote) dont la mise en jeu pourrait conduire au remboursement anticipé ou à l'annulation totale du financement sur demande de la majorité des prêteurs.

En outre, l'octroi et le maintien de prêts en vertu de ces contrats est soumis au respect de certains ratios financiers :

- ratio maximum de l'endettement financier net (Total Net Debt) sur l'EBITDA contractuel : 3,70 (pour l'exercice clos le 31 décembre 2006), et par la suite 3,50 (pour chaque période de 12 mois se terminant après le 30 juin et le 31 décembre) ; et

- ratio minimum d'EBITDA contractuel sur les charges nettes d'intérêt (Total Net Interest Costs) : 3,50 (pour l'exercice clos le 31 décembre 2006 et pour chaque période de 12 mois se terminant après le 30 juin et le 31 décembre par la suite).

Enfin, le Groupe s'est engagé à fournir aux prêteurs certaines informations périodiques, telles que les comptes consolidés annuels audités, et ce dans les 120 jours à compter de la clôture de chaque exercice, ainsi que les comptes consolidés semestriels dans les 120 jours de la clôture de chaque semestre.

Les garanties octroyées au titre des Ouvertures de Crédit sont limitées aux cautionnements ou garanties équivalentes de certaines sociétés du Groupe, et ce dans le respect des dispositions légales en vigueur. Les sociétés qui ont accordé initialement un cautionnement ou une garantie à ce titre sont Saft Groupe S.A., Saft Finance Sarl, Saft Ferak AS, Saft Acquisition SAS, Saft S.A., Saft Sweden AB, Saft AB, KB Fasjtjung 9, Alcad AB, Tadiran Batteries Ltd, Saft America, Inc., Saft Federal Systems, Inc.

18. Conséquences de l'activité sur l'environnement

a. Politique et organisation

Il y a déjà de nombreuses années, le Groupe Saft a intégré dans ses préoccupations l'impact de son activité sur l'environnement. Le groupe a donc mis en place une organisation spécifique en charge de suivre et de minimiser les impacts que ses produits, au long de leur cycle de vie, créent vis-à-vis de l'environnement.

L'organisation environnementale du groupe est composée d'un directeur environnement ainsi que des correspondants et responsables environnements localisés sur chaque site industriel. Ces derniers sont rattachés hiérarchiquement aux chefs d'établissement qui sont responsables de la mise en oeuvre opérationnelle de la politique du groupe. Cette organisation veille à la conformité réglementaire, à l'amélioration continue, et anticipe les attentes sociétales futures en matière de protection de l'environnement pour les traduire en plans d'actions concrets.

b. Indicateurs d'impact

Le Groupe Saft a progressivement mis en oeuvre différents indicateurs pour évaluer les impacts de son activité sur le milieu naturel. Ces indicateurs font l'objet d'une consolidation et d'un suivi interne aux fins de cette évaluation, mais sont aussi communiqués aux autorités de contrôle locales dans le cadre du suivi de l'exploitation imposé par les permis d'exploiter auxquels nos sites industriels sont généralement astreints.

Ces indicateurs d'impact sont au nombre de cinq.

(i) Quantité d'eau utilisée

La quantité totale d'eau utilisée dans nos sites pour les opérations de production comme pour l'utilisation sanitaire est suivie. L'eau de nos sites est soit fournie par les services ou compagnies des eaux municipales ou locales, soit au moyen de prélèvements directs en nappe phréatique.

La quantité d'eau consommée est directement liée au volume d'activité du Groupe et dépend très fortement du mix produit. En effet, la quantité d'eau consommée par unité produite est très différente selon les technologies de batteries fabriquées. Il est donc difficile d'interpréter simplement l'évolution de ces quantités au cours du temps.
Une réduction des quantités produites peut être obtenue par la mise en place de processus industriels moins consommateurs d'eau ou par la mise en oeuvre de systèmes en boucle fermée (notamment pour les installations de refroidissement).

(ii) Qualité des eaux rejetées

Les substances chimiques ayant un impact sur l'environnement et présentes dans les rejets aqueux ont été identifiées et font l'objet d'un suivi des concentrations et de quantités rejetées. Les eaux de process sont traitées par des stations d'épuration au sein du site (c'est le cas le plus fréquent) ou par des stations d'épurations municipales (dans le cadre de conventions de traitement qui fixent des spécifications d'acceptabilité du rejet).

Différentes techniques peuvent être mises en oeuvre pour réduire les quantités de matières présentes dans les rejets aqueux. Cependant, les caractéristiques des produits finis construits sont très liées aux process de fabrication eux-mêmes générateurs des rejets aqueux, et il est donc complexe de changer ces process sans changer les performances des batteries construites, qui doivent par ailleurs répondre à des spécifications très précises. Un point d'amélioration plus direct est l'action sur la conception ou le fonctionnement de la station de traitement des eaux.

(iii) Qualité de l'air rejeté

De façon similaire, les substances chimiques ayant un impact sur l'environnement et présentes dans les rejets aériens on été identifiées et font l'objet d'un suivi des concentrations et des quantités rejetées. De façon générale, l'air rejeté des zones de production fait l'objet de mesures de filtrations avant expulsion.

De façon tout à fait similaire à l'indicateur précédent, il est possible d'agir sur cet indicateur au travers de différentes mesures. Cependant, les caractéristiques des produits fabriqués étant très liés aux processus de fabrication eux-mêmes générateurs des rejets aériens, il est donc complexe de modifier ces process sans modifier les performances des batteries construites, qui doivent par ailleurs répondre à des spécifications très précises. Un point d'amélioration plus direct est le renforcement des performances des systèmes de captage des rejets aériens et de leur filtration avant rejet dans l'atmosphère.

(iv) Nature et quantité de déchets générés

Tous les flux de déchets générés par nos sites sont identifiés et pesés, puis consignés dans des registres avec la destination suivie. Il est donc possible de suivre avec précision le devenir de nos déchets, qu'ils soient classés dangereux ou non dangereux, et qu'ils suivent une filière de recyclage ou non.

La quantité de déchets générés peut être réduite au moyen d'une amélioration du contrôle des processus de fabrication. Cependant, la nature très évolutive de nos gammes et la nécessité de lancer de nouveaux produits avec de nouveaux processus industriels conduit à la génération de produits non conformes durant les phases de montées en cadence, produits non conformes qui sont classés comme déchets.

(v) Energie consommée

La consommation d'énergie sous toutes ses formes, électrique (quelque soit sa méthode de production), gaz naturel ou vapeur, est mesurée. Si les processus industriels peuvent être rendus plus efficaces, il apparaît que cette consommation peut être réduite au moyen de l'amélioration énergétique des bâtiments.

Divers.

Il faut noter que les émissions des sites du Groupe sont insuffisantes pour que le groupe soit éligible aux systèmes des quotas de Co[U+x00b2].

c. Impact des activités du Groupe (*) sur l'environnement

	Unités	2006	2005	2004	2003
QUALITE DES EAUX REJETES					
quantité de Cd	t	0,034	0,035	0,042	0,042
quantité de Ni	t	0,061	0,070	0,096	0,115
QUALITE DES REJETS AERIENS					
quantité de Cd	t	0,025	0,016	0,017	0,015
quantité de Ni	t	0,160	0,177	0,117	0,125
quantité de SO[U+x00b2]	t	0,107	0,090	NC	NC
HCl	t	0,080	0,048	NC	NC
IPA	t	140	220	NC	NC
CONSOMMATION D'EAU	000 t	789	825	851	869
eau municipale	000 t	661	667	701	709

nappes phréatiques		000 t	128	158	150	160
DECHETS GENERES		t	7 583	6 660	7 229	NC
dangereux		t	2 628	2 455	2 489	NC
dont recyclés		t	*928*	*1 239*	*1 406*	*NC*
non-dangereux		t	4 955	4 205	4 740	NC
dont recyclés		t	*2 438*	*2 383*	*2 274*	*NC*
CONSOMMATION D'ENERGIE		MWh	243 533	256 814		
Electricité		MWh	129 863	134 895	NC	NC
Gaz		MWh	102 170	110 819	NC	NC
Vapeur		MWh	11 500	11 100	NC	NC

(*)Hors ASB, MSB, ATB, ASIL Inde, Saft-Zhuhaï Chine.

On constate que les investissements et les efforts consentis ont permis d'améliorer de nombreux indicateurs.

Les résultats ainsi obtenus sont majoritairement le fait de nombreuses actions individuellement peu importantes mais qui contribuent chacune au résultat consolidé. On doit néanmoins relever les investissements suivants listés avec l'indicateur d'impact environnemental qui est amélioré :
- La mise en place sur le site de Poitiers d'un recyclage de l'eau sur le refroidissement des lasers,
- Le changement d'un scrubber à l'usine de Valdosta avec un impact positif sur les rejets aériens,
- La modification du traitement amont des eaux de forage sur le site de Bordeaux permettant d'améliorer la qualité des rejets aqueux en aval de la station d'épuration

On doit néanmoins noter une augmentation des rejets aériens de Cd due au mauvais fonctionnement d'une filtration sur le site d'Oskarshamn, mauvaise filtration réparée depuis.

De même, la quantité de déchets générés par le groupe est en augmentation. Les causes sont liées essentiellement à deux évènements exceptionnels : arrêt d'un atelier à Poitiers conduisant à la destruction des stocks de matières premières résiduelles et des intermédiaires de production, ainsi que des travaux d'amélioration du site de Bordeaux conduisant à mettre au rebut divers matériels usagés.

d. Reprise des accumulateurs usagés

Le Groupe a progressivement mis en place une politique et des moyens de reprise des accumulateurs usagés, principalement Ni-Cd. L'origine de cette politique peut être tracée vers le site Saft suédois d'Oskarshamn lorsque l'atelier de recyclage des rebuts de production a été progressivement ouvert dans les années 80 aux accumulateurs usagés dont les industriels détenteurs souhaitaient se défaire au mieux.

Cette politique s'est progressivement étendue aux clients d'autres pays du nord de l'Europe, avant d'être étendue lors des années 90 à l'ensemble des clients de l'UE et de l'Amérique du Nord. Pour ce faire, des entreprises habilitées ont été identifiées pour recevoir en provenance de nos clients, trier et réexpédier en direction de recycleurs sélectionnés et autorisés ces batteries usagées.

Dans ces dernières années, les efforts ont porté vers l'identification de partenaires au sein des nouveaux membres de l'UE, ainsi que vers des pays plus lointains tels que Taiwan, l'Australie, l'Afrique du Sud. Au cours des prochaines années, l'effort portera sur les pays moins développés dans lesquels les infrastructures de gestion des déchets sont moins développées.

Par cette politique et ce réseau de partenaires, la très grande majorité de nos clients est en mesure de confier à un point de collecte habilité les accumulateurs usagés en sa possession. Ce point de collecte sera en mesure d'expédier ce déchet, en conformité avec la procédure de transport transfrontalier des déchets, en direction d'un recycleur autorisé.

e. Certification

Le groupe poursuit une politique de certification de systèmes de management environnementaux des sites industriels. L'audit final de fin 2006 du site de Poitiers-DDE devrait déclencher la remise de la certification au cours du premier trimestre 2007.

Sites certifié ISO 14001	
Friwo	2004
Saft Ferak	2003
Tadiran Israël	2000

Saft Oskarshamn	1999
Tadiran Allemagne	1999
Sites en cours de préparation à la certification ISO 14001	
Saft Bordeaux	4T-2008
Saft Nersac	4T-2007
Saft Poitiers Lithium Battery Division	4T-2007
Saft Poitiers Espace et Défense	1T-2007

f. Provisions pour risques environnementaux

Le Groupe a provisionné certains risques environnementaux à hauteur de 14,2 millions d'euros notamment pour couvrir les coûts futurs de reprise et de recyclage des accumulateurs usagés, et d'autre part pour couvrir certains coûts de dépollution de sols dont la majorité ne se matérialisera qu'à l'occasion d'un éventuel arrêt d'activité industrielle sur le site.

g. Objectifs environnementaux assignés à nos filiales étrangères

Le Groupe ne fait pas de distinction entre les efforts requis des sites situés en France et ceux localisés dans d'autres pays. Toutes les implantations du groupe sont sujettes aux mêmes attentes en termes de conformité réglementaire, de réduction des impacts environnementaux et de partage des meilleures pratiques.

21. DONNEES SOCIALES -

Une gestion rigoureuse des effectifs

Au total, Saft compte 3917 salariés répartis dans le monde. Au cours de l'exercice 2006, le Groupe a vu ses effectifs augmenter de 3,3 % à périmètre constant et 1,1% en données réelles. L'année 2006 a été marquée notamment par la réalisation d'un Plan de Sauvegarde de l'Emploi sur le site de Nersac en France. Dans ce contexte, les suppressions de poste ont été compensées en totalité par des départs volontaires et des transferts inter-sites.

Nombre de salariés du Groupe répartis par pays

Pays	31/12/2003	31/12/2004	31/12/2005	31/12/2006
France * *	1933	1951	1846	1775 *
US	676	804	757	712
Suède	401	402	401	472
Israël	275	282	284	290
République Tchèque	201	188	170	205
Autres ***	480	403	418	463
Total	3966	4030	3876	3917

** ASB/MSB exclus du périmètre 2006*
*** Comprend Saft, SA, Saft Acquisition SAS et Unicontal*
**** Comprend AMCO-Saft India Ltd en 2006*

Nombre de salariés du Groupe répartis par Divisions

Divisions	Nombre de salariés en 2005	Nombre de salariés en 2006
SBG	1754	1637
IBG	1324	1515
RBS	692	655
Activités Groupe	106	110
Total	3876	3917

Une richesse d'expertises, et de valeurs pérennes
Le Groupe se distingue par un taux de fidélisation élevé de son personnel en France : 37% du personnel a plus de 25 ans d'ancienneté. Cette stabilité des équipes est notamment due à une culture d'entreprise forte, pérennisée par les transferts de compétences et le partage d'expériences.

Au niveau mondial
L'implication des salariés et leur capacité d'autonomie constituent des valeurs clés du modèle économique du Groupe. Enfin, Saft s'appuie sur la richesse des échanges apportés par ses équipes multiculturelles.

Le développement de la mobilité
Le Groupe encourage aussi bien la mobilité géographique que fonctionnelle de ses collaborateurs, notamment via son site intranet. Les salariés de Saft peuvent consulter les éventuelles opportunités de postes dans d'autres sites du Groupe en France et à l'étranger.

Une stratégie continue de formation et de partenariat
Le Groupe a poursuivi sa politique de formation. En France, par exemple, durant l'excercice 2006, 50% des effectifs ont été formés ce qui représente un total de 30 485 heures de stages, rémunérées. Les actions les plus marquantes ont concerné le développement des compétences des opérateurs via l'obtention de Certificats de Qualifications Professionnelles (CQP). Par ailleurs, Saft a accueilli 34 personnes en contrats d'Alternance, Apprentissage et Professionnalisation.
Dans la logique des partenariats étroits noués avec les universités et les écoles, le Groupe a accueilli 197 stagiaires dans ses différents établissements.

En outre, Saft a participé pour la première fois à «Cap Sciences». Cet événement a rassemblé à Bordeaux, les grands industriels aéronautiques et automobiles de la région Aquitaine. À cette occasion, des échanges entre les scientifiques ainsi que des visites pédagogiques ont permis au Groupe de faire découvrir aux différents publics présents les métiers de l'industrie de haute technologie pour faciliter la compréhension de certains phénomènes scientifiques.

Un rôle sociétal international
Saft a reconduit en 2006 la plupart de ses initiatives en faveur du développement régional en France. En outre, le Groupe a apporté son soutien à différents organismes locaux.
Saft a participé et fait une donation au «Waldesian Festival». Le Groupe a sponsorisé la «Marche du coeur» organisée par l'association «American Heart» dont la mission vise à réduire de 25% les maladies cardiaques d'ici 2010. Saft a également contribué à hauteur de 11 800 dollars américains à la campagne «United Way» qui vient en aide aux personnes défavorisées dans le Comté de Burke. Saft a participé à la création de deux cours en communication/média dans des écoles en Israël

Bilan Social consolidé SAFT S.A.

L'analyse porte sur les 1 747 salariés de SAFT S.A. à fin décembre

Catégories Socio-professionnelles

Global (Femmes et Hommes)	
Ingénieurs et Cadres	18%
Employés et Techniciens	31%
Ouvriers	51%
Femmes : 34% des effectifs	
Ingénieurs et Cadres	12%
Employés et Techniciens	32%
Ouvriers	56%
Hommes : 66% des effectifs	
Ingénieurs et Cadres	21%
Employés et Techniciens	31%
Ouvriers	48%
Pyramide des âges	

Moins de 25 ans	3%
De 25 à 39 ans	30%
De 40 à 49 ans	29%
50 ans et plus	38%
Ancienneté	
De 0 à 5 ans	13%
De 6 à 15 ans	30%
De 16 à 25 ans	20%
Plus de 25 ans	37%
Stagiaires	
Nombre de stagiaires accueillis pendant l'année	197
Travailleurs handicapés	
Nombre de travailleurs handicapés salariés	94
Rémunérations	
Ratio des rémunérations	2,54
Moyenne des salaires Ingénieurs-Cadres / Ouvriers	
Formation professionnelle	
% de masse salariale consacré à la formation	3,17%
Nombre de salariés formés	879
Soit en % des effectifs	50%
Nombre de d'heures de formation	30 485
Dont formations qualifiantes	17%
Dont DIF	9%
Nombre de contrats Alternance (Apprentis et Contrats de Professionnalisation)	34
Absentéisme	
Taux annuel global	3.82%

Maladies	
Nombre de maladies professionnelles déclarées	26
Nombre de maladies professionnelles reconnues	17
Procédés de fabrication susceptibles de provoquer une maladie professionnelle	0
Nombre de réunions des CHSCT	20
Accidents du travail	
Taux de fréquence	13.09
Taux de gravité	0,66
Médecine du travail	
Nombre d'examens cliniques	1 528
Nombre d'examens complémentaires	2 029
Nombre de salariés reclassés suite à inaptitudes	5
Nombre de salariés déclarés inaptes	7
Sécurité	
Nombre de personnes formées à la sécurité	1 070
Dont intérimaires	586
Soit en % des effectifs (inscrits + intérim moyen)	54%

B. – Etats financiers consolidés 2006 certifiés

I. - Bilan consolidé

(en millions d'euros)

Actif	Note	31/12/2006	31/12/2005 Retraité
Actif non courant			
Immobilisations corporelles nettes	7	107,5	105,1
Immobilisations financées par crédit-bail	7	3,3	3,3
Participations dans des entreprises associées	29	21,2	10,1
Immeubles de placement	7	0,5	0,7
Ecart d'acquisition	8	111,5	119,2
Immobilisations incorporelles nettes	9	247,7	252,8
Participations dans des sociétés liées	10	0,4	0,4
Impôts différés actifs	19	10,6	17,3
Créances financières	11	2,3	1,4
		505,0	**510,3**
Actif courant			
Stocks	12	71,3	66,9
Créances et comptes rattachés	13	136,5	119,9
Instruments financiers dérivés	14	1,8	4,3
Trésorerie et équivalents de trésorerie	15	61,6	64,1
		271,2	255,2
Total de l'actif		**776,2**	**765,5**

PASSIF

en millions d'euros	Note	31/12/2006	31/12/2005 Retraité
Capitaux propres	16		
Capital		18,5	18,5
Prime d'émission		-2,6	15,5
Rachat d'actions		-0,6	-
Réserves de conversion		-3,9	2,3
Réserves de juste valeur		13,8	9,3
Réserves de consolidation		81,5	27,4
Intérêts minoritaires		0,7	-
Total capitaux propres de l'ensemble consolidé		**107,4**	**73,0**
DETTES			
Dettes non courantes			
Avances conditionnées		5,2	5,2
Emprunts	17	352,4	394,9
Autres dettes à long terme	18	2,9	3,1
Impôts différés passifs	19	63,7	56,7
Pensions et indemnités de départ à la retraite	20	11,1	12,2
Provisions pour autres passifs et autres dettes	21	45,0	50.6
		480,3	**522,7**
Dettes courantes			

Fournisseurs et comptes rattachés	22	150,8	138,3
Dettes d'impôts	19	5,3	3,8
Emprunts	17	9,8	4,0
Instruments financiers dérivés	14	4,2	0,8
Pensions et indemnités de départ à la retraite	20	0,3	0,5
Provisions pour autres passifs et autres dettes	21	18,1	22,4
		188,5	169,8
Total du passif		776,2	765,5

II. - Compte de résultat consolidé

en millions d'euros	Note	31/12/2006	31/12/2005 Retraité
Chiffre d'affaires	6	560,2	566,2
Coût des ventes	23	-395,7	-388,8
Marge brute		164,5	177,4
Frais de distribution et de vente	23	-32,8	-32,6
Frais administratifs	23	-40,9	-40,4
Frais de transaction	23	-	-5,7
Frais de recherche et de développement	23	-17,3	-18,7
Frais de restructuration	24	-0,6	-4,5
Autres charges et produits opérationnels	25	12,0	2,1
Résultat opérationnel		84,9	77,6
Produits et charges financiers	26	-12,0	-45,8
Quote-part dans le résultat des entreprises associées	29	-4,1	0,8
Résultat avant impôt		68,8	32,6
Impôt sur le bénéfice	19	-21,9	-12,2
Résultat net de la période		46,9	20,4
Dont résultat part du Groupe		46,9	20,4
Dont intérêts minoritaires		-	-
Résultat par action en euros	27	2,54	1,10
Résultat par action dilué en euros	27	2,54	1,10

III. - Etat consolidé des produits et des charges comptabilisés sur la période

en millions d'euros	Note	31/12/2006	31/12/2005 Retraité
Couvertures de flux de trésorerie	14	-0,9	2,8
Couverture d'un investissement net	17	8,5	-2,3
Ecarts actuariels sur plans de retraite à prestations définies	20	0,8	6,9
Différences de conversion		-6,2	0,2
Impôts sur les éléments imputés directement aux capitaux propres ou transférés des capitaux propres		-3,9	-0,3

Profit net comptabilisé directement en capitaux propres		-1,7	7,3
Résultat de l'exercice		46,9	20,4
Total des produits comptabilisés durant l'exercice		45,2	27,7
Revenant aux :			
Aux actionnaires de la société		45,3	27,7
Aux intérêts minoritaires		-0,1	-

L'analyse de la variation des capitaux propres consolidés est détaillée en note 16.

IV. - Tableaux de flux de trésorerie consolidés

en millions d'euros	Note	31/12/2006	31/12/2005 Retraité
Flux de trésorerie générés par l'activité			
Flux provenant de l'activité	28	83,0	98,0
Intérêts versés		-12,6	-24,7
Impôts versés		-10,4	-11,8
Flux net de trésorerie générés par l'activité		**60,0**	**61,5**
Flux de trésorerie des opérations d'investissement			
Acquisition de filiales, nette de la trésorerie acquise		-1,7	-
Achat d'immobilisations corporelles		-21,5	-14,9
Achat d'immobilisations incorporelles		-6,5	-7,2
Produits de cessions d'immobilisations de production		1,0	0,2
Produits de cessions d'actifs financiers disponibles à la vente		2,5	0,1
Achats de titres à court terme		-3,4	-0,1
Encaissements d'intérêts		1,6	2,8
Flux net de trésorerie utilisés dans les opérations d'investissement		**-28,0**	**-19,1**
Flux de trésorerie générés par les opérations de financement			
Produits de l'émission d'actions		-	22,2
(Achats) - Ventes d'actions propres		-0,6	-
Augmentation des emprunts		-	387,9
Diminution des emprunts		-20,2	-479,9
Produits reçus sur SWAP de taux		-	3,9
Augmentation / (diminution) des autres dettes à long terme		-0,3	-1,7
Dividendes payés		-12,0	-
Flux net de trésorerie générés par les opérations de financement		**-33,1**	**-67,6**
Variation nette de la trésorerie		-1,1	-25,2
Trésorerie et équivalents de trésorerie au début de la période		64,1	87,5
Gains / (pertes) de change sur trésorerie et équivalents trésorerie		-1,4	1,8
Trésorerie et équivalents de trésorerie à la fin de la période		**61,6**	**64,1**

Notes annexes aux Etats Financiers Consolidés

Note 1. Informations relatives à l'entreprise

La société Saft Groupe S.A. (la "Société" et avec ses filiales consolidées, le "Groupe" ou "Saft") est une société constituée en mars 2005 par des fonds dont Doughty Hanson & Co. Limited est le gestionnaire (les"Fonds Doughty Hanson") avec pour objectif de rassembler, sous le contrôle d'une société

de droit français, les différentes filiales opérationnelles du Groupe Saft acquises directement ou indirectement par Saft Finance Sarl, une société de droit luxembourgeois constituée dans le cadre de l'acquisition en janvier 2004 des entités opérationnelles du Groupe Saft auprès d'Alcatel par ces Fonds.

La totalité des parts sociales de Saft Finance Sarl a été apportée à la Société (la"Réorganisation"), de sorte que les sociétés opérationnelles du Groupe Saft soient toutes détenues par la société préalablement à l'admission des actions de la Société aux négociations sur le marché Eurolist d'Euronext Paris.

L'Assemblée Générale des actionnaires de la société qui s'est tenue le 12 mai 2005 a approuvé, dans le cadre de la Réorganisation, le principe d'une augmentation de capital par apport en nature de la totalité des parts sociales de Saft Finance Sarl. La réalisation définitive de la Réorganisation et de l'augmentation de capital précitée est intervenue lors d'une seconde Assemblée Générale Ordinaire et Extraordinaire qui s'est réunie le 29 juin 2005.

Le Directoire, qui s'est également tenu le 29 juin 2005, a décidé de fixer le prix de souscription définitif des actions offertes dans le cadre de l'introduction de la société sur le marché Eurolist d'Euronext Paris à 26 euros, puis, agissant dans le cadre des pouvoirs accordés par l'Assemblée Générale Mixte Ordinaire et Extraordinaire de la Société du 29 juin 2005, a procédé à l'augmentation de capital par appel public à l'épargne par émission de 3 269 230 actions d'un euro de valeur nominale chacune et a constaté une prime d'émission de 81 730 750 euros.

Après l'introduction en Bourse, les fonds Doughty Hanson détenaient 36,6% du capital de Saft Groupe S.A.

En date du 13 mars 2007, le Directoire a arrêté et autorisé la publication des Etats Financiers Consolidés de Saft Groupe S.A.

Saft est le spécialiste mondial de la conception et de la production de batteries de haute technologie pour l'industrie. Les batteries Saft sont utilisées dans les applications de haute performance, notamment dans les infrastructures et processus industriels, le transport, la défense et l'espace. Saft est le premier fabricant mondial de batteries au nickel-cadmium à usage industriel et de piles au lithium primaire pour des applications variées. Le Groupe est également premier producteur européen de batteries de technologies spécialisées pour la défense et l'espace.

La société mère du Groupe est Saft Groupe S.A., dont le siège social est situé 12, rue Sadi Carnot, 93170 Bagnolet.

Note 2. Principes et méthodes comptables

2.1 Principes de préparation des Etats Financiers Consolidés

En application du règlement européen 1606/2002 du 19 juillet 2002 sur les normes internationales, les Etats Financiers Consolidés du Groupe Saft Groupe S.A. au titre de l'exercice clos le 31 décembre 2006 ont été établis conformément au référentiel IFRS, tel qu'approuvé dans l'Union Européenne. Ils comprennent, à titre comparatif, des données relatives à l'exercice 2005 présentées selon les mêmes règles.

Les Etats Financiers Consolidés ont été préparés en application de la convention du coût historique, sauf en ce qui concerne la réévaluation des actifs (y compris les instruments dérivés) et passifs financiers (instruments dérivés) qui ont été évalués à leur juste valeur par contrepartie du compte de résultat.

La Réorganisation intervenue en 2005 préalablement à l'introduction en bourse du Groupe par apport des parts sociales de Saft Finance Sarl à Saft Groupe S.A. s'analyse, au sens de la norme IFRS 3, comme une acquisition inversée dont les actifs et passifs doivent être repris à la valeur préexistante à l'opération d'apport. Les Etats Financiers Consolidés de Saft Groupe S.A. ont donc été préparés dans la continuité des opérations enregistrées par Saft Finance Sarl et ses filiales depuis le 1er janvier 2004.

L'acquisition des activités batteries du groupe Alcatel et le transfert du contrôle de ces activités aux Fonds Doughty Hanson ont été réalisés le 14 janvier 2004. Dans les Etats Financiers, les actifs corporels et incorporels ont été valorisés à leur juste valeur à cette date selon une évaluation menée par un expert indépendant conformément à IFRS 3. La durée d'amortissement de ces actifs a été réactualisée en fonction de leur durée d'utilité résiduelle estimée.

Les opérations d'apports des actions de Saft Finance Sarl à Saft Groupe S.A. approuvés le 12 mai 2005 ont donné lieu à la comptabilisation des titres Saft Finance Sarl pour une valeur réévaluée. Dans les Etats Financiers Consolidés du Groupe, cette transaction a été éliminée afin de conserver les éléments d'actif et de passif à leur valeur avant l'opération d'apport.
Les Etats Financiers Consolidés du Groupe sont établis selon les principes et méthodes comptables présentés ci-après.
Les Etats Financiers Consolidés sont présentés en millions d'euros sauf indication contraire.

Les principales hypothèses et estimations sont reprises à la note 2.30. Les normes, interprétations et amendements aux normes déjà publiées, non encore entrés en vigueur, sont détaillés à la note 2.31.

2.2 Changements principes comptables

Les principes comptables utilisés pour ces Etats Financiers Consolidés sont identiques à ceux appliqués par la Société pour ses Etats Financiers Consolidés au 31 décembre 2005, à l'exception de la méthode de consolidation des joint ventures et du classement des gains ou pertes sur les contrats d'achats de vente à terme de matières premières.

En janvier 2006, la joint venture Johnson Controls – Saft Advanced Power Solutions LLC («JCS») a été créée, avec pour objectif de devenir le principal fournisseur en occident de batteries pour véhicules hybrides ou électriques. En décembre 2005, le Board de l'IASB, dans le cadre de son projet de convergence à brève échéance avec les US GAAP, a proposé de supprimer la possibilité d'utiliser la méthode de l'intégration proportionnelle pour la comptabilisation des entités sous contrôle conjoint. Compte tenu de l'importance que JCS pourrait avoir pour Saft, et en vue d'éviter l'impact futur d'un changement de méthode comptable lorsque cette joint-venture sera déjà en activité, le directoire de Saft a décidé d'appliquer de façon anticipée, dès 2006, la modification envisagée des normes IFRS, et ainsi de comptabiliser l'ensemble de ses joint-ventures sous contrôle conjoint selon la méthode de la mise en équivalence, dans la mesure où ce référentiel comptable l'autorise d'ores et déjà. En conséquence, la joint venture ASB/MSB, en commun avec EADS, ne fait plus l'objet d'une intégration proportionnelle mais est mise en équivalence. L'impact de ce changement de principe comptable est décrit à la note 35.

Le Groupe comptabilisait les gains ou pertes résultant des contrats de couverture sur matières premières non désignés comme des contrats de couverture au sens IAS 39 sur la ligne «Juste valeur des instruments financiers» au sein des «Charges et produits financiers».
Constatant l'évolution de la pratique en la matière, le Groupe a décidé de reclasser les gains et les pertes de mise au marché ainsi que les gains et pertes réalisées sur ces contrats sur la ligne «Autres produits et charges opérationnels». L'impact de ce changement s'analyse comme suit :

Montant reclassé en décembre 2005 : produit de 1 million d'euros

L'impact au 30 juin 2006 s'élevait à : une charge de 2,1 millions d'euros

Les nouvelles normes IFRS et les interprétations de l'IFRIC, telles qu'adoptées par l'Union Européenne pour les exercices ouverts à compter du 1er janvier 2006, ont été appliquées par la Société et n'ont pas entraîné de changement significatif sur les modalités d'évaluation et de présentation des comptes.

La Société n'a pas appliqué par anticipation les normes et interprétations dont l'utilisation n'est pas obligatoire en 2006.

2.3 Méthodes de consolidation

Les Etats Financiers Consolidés au 31 décembre 2006 comprennent les Etats Financiers de Saft Groupe SA et de ses filiales. Les Etats Financiers des filiales ont été retraités afin d'être présentés conformément aux principes comptables du Groupe.

Les filiales sont consolidées à partir du moment où le Groupe en prend le contrôle et jusqu'à la date à laquelle ce contrôle est transféré à l'extérieur du Groupe. Les sociétés contrôlées exclusivement sont consolidées par intégration globale. Lors de la première consolidation d'une entreprise contrôlée exclusivement, les actifs et passifs de l'entreprise acquise sont évalués à leur juste valeur. L'écart résiduel est comptabilisé en écart d'acquisition (voir note 2.6).

Les coentreprises contrôlées conjointement sont consolidées par mise en équivalence.

La mise en équivalence s'applique également à toutes les autres sociétés dans lesquelles le Groupe exerce une influence notable, laquelle est notamment présumée quand le pourcentage de droits de vote est supérieur à 20%.
Toutes les transactions internes significatives sont éliminées en consolidation. Les pertes internes ne sont éliminées qu'à condition que la valeur des éléments d'actifs cédés ne soit pas supérieure à la valeur recouvrable de ces éléments.

2.4 Information sectorielle

Un secteur d'activité est une composante distincte de l'entreprise qui est engagée dans la fourniture d'un produit ou service unique ou d'un groupe de produits ou services liés, et qui est exposée à des risques et à une rentabilité différents des risques et de la rentabilité des autres secteurs d'activité. Un secteur géographique est une composante distincte de l'entreprise engagée dans la fourniture de produits ou de services dans un environnement économique particulier et exposée à des risques et une rentabilité différents des risques et de la rentabilité des autres secteurs d'activité opérant dans d'autres environnements économiques.

Le premier niveau d'information sectorielle du Groupe est le secteur d'activité et le second est le secteur géographique. Les activités opérationnelles du Groupe sont organisées et gérées séparément suivant la nature des produits et des services rendus.

2.5 Conversion des transactions et comptes exprimés en devises

Les éléments repris dans les Etats Financiers de chaque entité individuelle du Groupe sont évalués en utilisant la devise de l'environnement économique principal dans lequel l'entité fonctionne (devise fonctionnelle). Les Etats Financiers Consolidés du Groupe sont présentés en euros qui est la devise fonctionnelle du Groupe et sa devise de présentation des comptes.

Les opérations en devises étrangères sont initialement enregistrées dans la devise fonctionnelle de l'entité au taux de change en vigueur à la date de la transaction. A la date de clôture, les actifs et passifs monétaires libellés en devises étrangères sont convertis dans la devise fonctionnelle au taux de change en vigueur à la date de clôture. Tous les écarts sont enregistrés dans le compte de résultat.

Les bilans des sociétés situées hors de la zone euro (c'est-à-dire dont la devise fonctionnelle est différente de l'euro) sont convertis en euros au taux de change de clôture et leurs comptes de résultat et flux de trésorerie au taux de change moyen de l'exercice. Les écarts de change résultant de la conversion des investissements nets du Groupe dans des entités étrangères et des emprunts et autres instruments de change désignés comme instruments de couverture de ces investissements sont inscrits dans les capitaux propres au poste «Réserves de conversion». Lorsqu'une entité étrangère est cédée, ces écarts de conversion sont repris par le résultat en augmentation ou diminution du résultat de cession. Les écarts d'acquisition et autres ajustements de juste valeur résultant de l'acquisition d'entités étrangères sont considérés comme étant des actifs et passifs de l'entité étrangère et convertis au taux de clôture.

Les tableaux ci-dessous montrent les principaux taux de change utilisés pour la préparation des Etats Financiers Consolidés. Le taux de clôture est utilisé pour la conversion du bilan et le taux moyen de la période pour la conversion du compte de résultat :

	31/12/2006		31/12/2005	
	Taux moyen de la période	**Taux de clôture**	**Taux moyen de la période**	**Taux de clôture**
Couronne norvégienne	8,05	8,24	8,01	8,02
Couronne suèdoise	9,25	9,04	9,28	9,41
Couronne tchèque	28,34	27,49	29,79	29,01
Dollar américain	1,26	1,32	1,24	1,18
Dollar australien	1,67	1,67	1,63	1,62
Dollar de Singapour	1,99	2,02	2,07	1,97
Livre anglaise	0,68	0,67	0,68	0,69

2.6 Immobilisations corporelles et incorporelles

Conformément à la norme IAS 16 "Immobilisations corporelles" et à la norme IAS 38 "Immobilisations incorporelles", seuls les actifs dont le coût peut être déterminé de façon fiable et pour lesquels il est probable que les avantages économiques futurs iront au Groupe sont comptabilisés en immobilisations.

Immobilisations corporelles

Les immobilisations corporelles sont comptabilisées à leur coût historique d'acquisition ou de production.

La valeur brute des immobilisations corporelles est diminuée du cumul des amortissements et des pertes de valeur comptabilisées. Les amortissements sont généralement pratiqués en fonction de la durée d'utilité estimée des différentes catégories d'immobilisations dont les principales sont les suivantes :

Bâtiments administratifs et commerciaux	20 - 40 ans
Constructions et matériel industriel	
Bâtiments industriels	20-25 ans
Bâtiments industriels en leasin	15 ans
Ouvrages d'infrastructure	10-20 ans
Installations techniques, matériel et outillage	5-10 ans
Sauf petit outillage	3 ans

Le mode d'amortissement utilisé par le Groupe est le mode linéaire. Les amortissements sont calculés sur la base du coût d'acquisition ou de production, sous déduction le cas échéant d'une valeur résiduelle. Sauf cas particuliers, les valeurs résiduelles pour le Groupe sont nulles.

Les durées d'utilité initiales et résiduelles des actifs sont revues à chaque clôture et ajustées si nécessaire.

Une immobilisation corporelle est décomptabilisée lors de sa sortie. Tout gain ou perte résultant de la décomptabilisation d'un actif (calculé sur la différence entre le produit net de cession et la valeur comptable de cet actif) est inclus dans le compte de résultat l'année de la décomptabilisation de l'actif.

Immeubles de placement

Les immeubles de placement sont des biens immobiliers détenus à but locatif ou pour valoriser le capital ou les deux. Ils ne sont pas détenus pour être vendus, utilisés dans la production ou la fourniture de biens ou de services ou à des fins administratives.

Les immeubles de placement sont comptabilisés en tant qu'actif, lorsqu'il est probable que les avantages économiques futurs associés à l'immeuble de placement iront au Groupe et que le coût de l'immeuble de placement peut être évalué de façon fiable.

La méthode utilisée pour comptabiliser les immeubles de placement est la méthode du coût historique amorti.

Ecarts d'acquisition

A la date d'acquisition, les écarts d'acquisition sont initialement évalués à leur coût, celui-ci étant égal à l'excédent du coût du regroupement d'entreprises sur la part de l'intérêt de l'acquéreur dans la juste valeur nette des actifs, passifs et passifs éventuels identifiables (dès lors que ceux-ci existaient avant l'opération).

Les écarts d'acquisition ne sont pas amortis mais sont alloués aux unités génératrices de trésorerie auxquels ils correspondent et font l'objet d'un test de dépréciation a minima annuel. La méthodologie retenue consiste principalement à comparer les valeurs recouvrables des unités génératrices de trésorerie, aux actifs nets correspondants (y compris écarts d'acquisition). Ces valeurs recouvrables sont essentiellement déterminées à partir de projections actualisées de flux de trésorerie futurs d'exploitation sur une durée de 3 ans et d'une valeur terminale actualisée au coût du capital du Groupe. En cas de perte de valeur, la dépréciation est inscrite en résultat opérationnel. Les dépréciations comptabilisées relatives aux écarts d'acquisition sont irréversibles.

Immobilisations incorporelles

A l'occasion de l'acquisition des activités batteries du groupe Alcatel et le transfert du contrôle de ces activités aux Fonds Doughty Hanson en janvier 2004, une partie du prix d'acquisition a été allouée :
- aux marques ;
- à la valeur de la clientèle par ligne de produits ;
- aux projets de recherche et développement par le biais de la valorisation des technologies existantes.

Les marques ont été évaluées selon la méthode de valorisation par les royalties identique à celle utilisée pour valoriser les technologies. Les marques font l'objet d'investissements réguliers, elles ont une durée d'utilité indéfinie et ne sont pas amorties.

La valeur de la clientèle a été déterminée à partir de la somme actualisée des surprofits générés par la clientèle au cours de la durée de vie résiduelle des relations commerciales. Les taux d'amortissements ont été déterminés en fonction de la durée de vie résiduelle de ces relations commerciales à savoir :

Specialty Battery Group – 20 ans
Industrial Battery Group – 14 ans

Saft détient un large portefeuille de technologies grâce à ses fortes capacités de Recherche et Développement, dont 75% sont dédiés au développement et à la standardisation de ses produits. La plupart des technologies de Saft sont protégées compte tenu de leur importance stratégique. A l'occasion de l'acquisition des activités batteries du groupe Alcatel, les technologies de Saft ont été valorisées selon la méthode des royalties qui consiste à évaluer la valeur de la redevance que Saft devrait payer à un tiers pour pouvoir les utiliser.

Pour chacune des technologies, les taux d'amortissement ont été déterminés en fonction de leur maturité et perspectives commerciales comme suit :

Technologies :
- Lithium Ion – 21 ans
- Primary Lithium – 11 ans
- Nickel Cadmium – 11 ans
- Nickel Metal Hydrure – 7 ans
- Autres Technologies – 4 ans

Perte de valeur

Les actifs incorporels, dont la durée de vie est indéfinie et qui ne sont pas amortis, font l'objet d'un test de dépréciation annuel ou lorsque des événements ou modifications d'environnement de marché indiquent un risque de perte de valeur. De même, lorsque des événements ou modifications d'environnement de marché indiquent un risque de perte de valeur, les immobilisations incorporelles ou corporelles amortissables font l'objet d'un test de dépréciation afin de déterminer si leur valeur nette comptable est inférieure aux flux de trésorerie opérationnels futurs actualisés qu'ils génèrent. Lorsque ce test met en évidence que la valeur ainsi déterminée est inférieure à leur valeur nette comptable, le Groupe prend en compte l'effet sur les flux de trésorerie futurs de stratégies alternatives. Dans le cas où un écart subsisterait, une provision est comptabilisée afin de ramener la valeur nette comptable des immobilisations incorporelles et corporelles à la valeur déterminée suivant les flux de trésorerie opérationnels futurs actualisés ou la juste valeur si elle existe.

Frais de développement

Les dépenses de Recherche et Développement sont enregistrées en charges de l'exercice durant lequel elles sont encourues, à l'exception de certains frais de développement, inscrits en immobilisations incorporelles, conformément à la norme IAS 38, lorsque les six conditions d'activation suivantes sont strictement réunies :

- faisabilité technique nécessaire à l'achèvement de l'immobilisation incorporelle en vue de sa mise en service ou de sa mise en vente ;
- intention d'achever l'immobilisation incorporelle et de l'utiliser ou de la vendre ;
- capacité à utiliser ou à vendre l'immobilisation incorporelle ;
- existence d'un marché pour la production issue de l'immobilisation incorporelle ;
- disponibilité des ressources (techniques, financières et humaines) nécessaires à l'achèvement du développement ;
- capacité à évaluer de manière fiable les dépenses attribuables à l'immobilisation incorporelle au cours de son développement.

Le coût des projets capitalisés à l'actif est égal à la somme des dépenses encourues à partir de la date à laquelle le projet a satisfait pour la première fois aux six critères ci-dessus. Les frais de développements initialement pris en charges ne sont pas activés au cours de périodes futures.

Les frais de développement sont amortis sur une durée déterminée :

- soit sur la durée d'utilisation (du procédé) ou la durée de commercialisation (du produit), si elle peut être déterminée ;
- soit selon la durée de vie de la technologie correspondante.

L'amortissement des frais de développement capitalisés ne débute que lors de la commercialisation du produit.
Les durées de vie des frais de développement capitalisés sont généralement comprises entre 3 et 21 ans. Elles sont revues chaque année et les ajustements éventuels en résultant sont comptabilisés de façon prospective.

Les dépenses de recherche et développement refacturables, engagées dans le cadre de contrats signés avec la clientèle, sont incluses dans les travaux en cours sur contrats à long terme.

Contrats de location-financement

Les immobilisations financées au moyen d'un contrat de location-financement, tel que défini par IAS 17, sont comptabilisées à l'actif, comme décrit à la note 2.26.

2.7 Participations dans des sociétés liées

Conformément à la norme IAS 39 "Instruments financiers", les titres de participation dans des sociétés non consolidées sont disponibles à la vente et sont donc comptabilisés à leur juste valeur. Pour les titres cotés, cette juste valeur correspond au cours de bourse. Si la juste valeur n'est pas déterminable de façon fiable, les titres sont comptabilisés à leur coût. Les variations de juste valeur sont comptabilisées directement en capitaux propres. En cas d'indication objective d'une dépréciation de l'actif financier, une provision pour dépréciation est constatée par le résultat. En cas d'évolution ultérieure favorable, la provision est reprise en capitaux propres si elle porte sur des actions (reprise possible par le résultat dans le cas d'une obligation).

Les prêts initialement comptabilisés à la juste valeur, sont ensuite comptabilisés au coût amorti. Ils peuvent faire l'objet d'une provision pour dépréciation s'il existe une indication objective de perte de valeur. La dépréciation correspondant à la différence entre la valeur nette comptable et la valeur recouvrable est comptabilisée en résultat et est réversible si la valeur recouvrable était amenée à évoluer favorablement dans le futur.
Cet examen du portefeuille des titres non consolidés et des autres actifs financiers est effectué à chaque clôture afin d'apprécier s'il existe des indications objectives de perte de valeur de ces actifs.

2.8 Créances financières

Les créances financières comprennent principalement les dépôts et cautionnements versés.

2.9 Stocks

Les stocks et en-cours de production industrielle sont évalués au plus bas de leur coût de revient (y compris coûts indirects de production) et de leur valeur nette de réalisation. Les coûts de revient sont généralement calculés selon la méthode du coût moyen pondéré.

La valeur nette de réalisation est le prix de vente estimé dans le cours normal de l'activité, diminué des coûts estimés pour l'achèvement et des coûts estimés nécessaires pour réaliser la vente.

2.10 Créances clients

Les créances clients sont comptabilisées à leur juste valeur, diminuée d'une éventuelle provision pour dépréciation.
Une provision pour dépréciation des créances clients est constatée lorsqu'il devient probable qu'une créance ne pourra pas être encaissée en totalité. La dépréciation est constatée en perte au compte de résultat.

2.11 Trésorerie et équivalents de trésorerie

La trésorerie figurant dans le tableau des flux de trésorerie consolidés, comprend les disponibilités ainsi que les placements à court terme, liquides et facilement convertibles en un montant déterminable de liquidités. Les soldes créditeurs de banque étant assimilés à un financement sont exclus de la trésorerie.

La trésorerie et équivalents de trésorerie figurant à l'actif du bilan correspondent à la trésorerie telle que définie ci-dessus.
Conformément à la norme IAS 39 "Instruments financiers", les valeurs mobilières de placement sont évaluées à leur juste valeur. Pour les placements considérés comme détenus à des fins de transaction, les variations de juste valeur sont comptabilisées systématiquement en résultat. Pour les placements disponibles à la vente, les variations de juste valeur sont comptabilisées directement dans les capitaux propres ou en résultat dans le cas d'indication objective d'une dépréciation plus que temporaire de la valeur mobilière.

2.12 Capital

Les actions ordinaires sont classées au poste «Capital». Les coûts relatifs à l'émission de nouvelles actions sont repris en déduction du produit de l'émission, net d'impôt.

2.13 Avances conditionnées

Les avances conditionnées regroupent les avances remboursables versées par l'Etat en faveur de la recherche.

2.14 Emprunts

Tous les emprunts sont initialement enregistrés au coût, qui correspond à la juste valeur du montant reçu, net des coûts liés à l'emprunt. Postérieurement à leur première comptabilisation, les emprunts portant intérêts sont évalués au coût amorti, en utilisant la méthode du taux d'intérêt effectif. Le coût amorti est calculé en prenant en compte tous les coûts d'émission et toute décote ou prime de remboursement.
Les emprunts sont classés en dettes courantes sauf si le Groupe a un droit inconditionnel de différer le remboursement de ces emprunts pour au moins 12 mois à la date de la clôture.

2.15 Impôts différés

Des impôts différés sont calculés sur toutes les différences temporaires entre la base imposable et la valeur en consolidation des actifs et passifs. Celles-ci comprennent notamment l'élimination des écritures constatées dans les états financiers individuels des filiales en application des options fiscales dérogatoires. La règle du report variable est appliquée et les effets des modifications des taux d'imposition sont inscrits dans le résultat de l'exercice au cours duquel le changement de taux est décidé.

Les différences temporaires dues au titre de la distribution éventuelle de réserves des filiales sont provisionnées, sauf dans la mesure où le Groupe contrôle la distribution et qu'il est probable que ces différences temporaires ne seront pas réalisées dans un avenir prévisible.

Des actifs d'impôts différés sont inscrits au bilan dans la mesure où il est plus probable qu'improbable qu'ils soient récupérés au cours des années ultérieures. Les actifs et passifs d'impôts différés ne sont pas actualisés. Pour apprécier la capacité du Groupe à récupérer ces actifs, il est notamment tenu compte des éléments suivants :
- prévisions de résultats fiscaux futurs ;
- part des charges exceptionnelles ne devant pas se renouveler à l'avenir, incluses dans les pertes passées ;
- historique des résultats fiscaux des années précédentes.

2.16 Pensions et indemnités de départ à la retraite

Selon les lois et usages de chaque pays, le Groupe accorde à ses salariés des régimes de retraite, prévoyance et frais médicaux. En France, chaque employé du Groupe bénéficie d'une indemnité de fin de carrière. Pour les autres pays, les régimes dépendent de la législation locale du pays, de l'activité et des pratiques historiques de la filiale concernée.

Au-delà des régimes de bases, les régimes peuvent être à cotisations définies ou à prestations définies, et dans ce dernier cas, totalement ou partiellement couverts par des placements dédiés (actions, obligations, contrats d'assurance ou autres formes de placements dédiés...).

(1) Régimes de base

Dans certains pays, et plus particulièrement en France, le Groupe participe à des régimes de sécurité sociale de base pour lesquels la charge enregistrée est égale aux cotisations appelées par les organismes d'Etat.

(2) Régimes à cotisations définies
Les prestations versées dépendent uniquement du cumul des cotisations versées et du rendement des placements de ces dernières. L'engagement du Groupe se limite aux cotisations versées qui sont enregistrées en charges.

(3) Régimes à prestations définies
La valorisation de l'engagement du Groupe au titre de ces régimes est calculée annuellement par des actuaires indépendants en utilisant la méthode «Projected Unit Credit». Ces calculs intègrent des hypothèses de mortalité, de rotation du personnel et de projection des salaires futurs.

Les prestations futures probabilisées sont actualisées en utilisant des taux appropriés pour chaque pays. Les taux d'actualisation sont déterminés par référence au taux de rendement des obligations émises par l'Etat et les entreprises de premier rang.

Ces régimes sont de différents types :
- rente : les retraités bénéficient du versement d'une pension pendant toute leur période de retraite (régime de retraite en Allemagne et régime de retraite complémentaire des cadres dirigeants en France) ;
- capital en cas de départ à la retraite ou de départ du salarié (indemnités de fin de carrière en France).

Par ailleurs, le Groupe participe à un régime multi employeur à prestations définies en Suède et ne dispose pas d'informations suffisantes pour le comptabiliser comme régime à prestations définies. Ce régime est comptabilisé comme un régime à cotisation définie.

Des écarts actuariels se créent lorsque des différences sont constatées entre les données réelles et les prévisions effectuées antérieurement, ou suite à des changements d'hypothèses actuarielles. Dans le cas d'avantages postérieurs à l'emploi, ces écarts sont comptabilisés directement en capitaux propres dans l'exercice au cours duquel ils sont évalués, en application de l'option ouverte par la norme IAS19 amendée en décembre 2004. Dans le cas d'avantages à long terme pendant l'emploi, les écarts actuariels sont intégralement comptabilisés dans le résultat de l'exercice correspondant.

2.17 Provisions pour restructuration

Le coût des restructurations est intégralement provisionné pour un exercice donné lorsqu'il résulte d'une obligation du Groupe vis-à-vis de tiers ayant pour origine la décision prise par l'organe compétent et matérialisée avant la date de clôture dudit exercice par l'annonce de cette décision aux tiers concernés. Le montant de cette provision couvre essentiellement le paiement des indemnités de licenciement et de départ en préretraite, des préavis non effectués, des formations des personnes sortant des effectifs et prend également en compte les coûts liés aux fermetures de sites. Les mises au rebut d'immobilisations, les dépréciations de stocks et d'autres actifs liées directement à des mesures de restructuration sont également prises en compte dans ces provisions.

2.18 Provisions pour autres passifs

Les provisions pour autres passifs sont comptabilisées lorsque le Groupe a une obligation actuelle (juridique ou implicite) résultant d'un événement passé, qu'il est probable qu'une sortie de ressources sera nécessaire pour éteindre cette obligation et que le montant de cette obligation peut être estimé de manière fiable.

Lorsque le Groupe attend le remboursement partiel ou total du montant provisionné, par exemple du fait d'une couverture d'assurance ou d'une garantie de passif, le remboursement est comptabilisé uniquement si le remboursement est certain.

Les provisions pour affaires comptabilisées par le Groupe couvrent les garanties sur produits vendus ainsi que certains risques spécifiques. Les provisions concernant les garanties sur des produits couvrent essentiellement le risque de retours justifiés pendant la période de garantie de produits vendus. Cette garantie peut aller de 12 mois pour les batteries standards à 10 ans, hors cas exceptionnels. Le Groupe comptabilise également des provisions pour faire face à des réclamations de clients sur des produits livrés.

Les provisions pour affaires sont déterminées à partir d'informations indiquant que des problèmes techniques sont survenus sur des produits, soit vendus, soit en stock. Les sources d'informations peuvent être internes (service assurance qualité) ou externes (service commercial après réclamations reçues des clients). Ces informations sont traitées par les services techniques et les services qualité qui analysent et déterminent statistiquement les quantités concernées.

Le Groupe comptabilise les provisions pour garantie sur les produits vendus en se fondant sur les conditions contractuelles et les données statistiques établies sur la base de l'expérience passée ainsi que sur des estimations et des hypothèses établies par le Groupe en fonction des informations relatives aux risques sous-jacents.

Ces estimations et hypothèses sont déterminées à partir de réclamations formelles faites par les clients du Groupe. Les informations contenues dans ces réclamations formelles sont confrontées aux données techniques internes permettant ainsi d'évaluer le montant du risque.

Les coûts effectivement supportés par le Groupe peuvent diverger de ces estimations ce qui pourrait avoir un impact significatif sur sa situation financière.

Le montant comptabilisé en provision est la meilleure estimation de la dépense nécessaire à l'extinction de l'obligation actuelle à la date de clôture. Lorsque l'effet de la valeur temps de l'argent est significatif, le montant de la provision correspond à la valeur actuelle des dépenses attendues que l'on pense nécessaires pour régler l'obligation, notamment pour les provisions liées aux coûts de recyclage pour les batteries en fin de vie qui sont retournées.

2.19 Chiffre d'affaires et contrats de construction

Le chiffre d'affaires est constitué par les ventes de marchandises et les ventes de biens et services produits dans le cadre des activités principales du Groupe nettes de TVA, des remises accordées et des pénalités de retard.

En général, le chiffre d'affaires relatif à la vente de biens et d'équipements est comptabilisé lorsqu'il existe un accord formel avec le client, que la livraison est intervenue, que le montant du revenu peut être évalué de façon fiable, qu'il est probable que les avantages économiques associés à cette transaction reviendront au Groupe et que le Groupe a transféré à l'acheteur l'essentiel des risques et avantages inhérents à la propriété des biens. Dans

le cas d'accords prévoyant une acceptation formelle des biens, équipements ou services reçus par le client, le chiffre d'affaires est en principe différé jusqu'à la date d'acceptation.

Le chiffre d'affaires est évalué à la juste valeur de la contrepartie reçue ou à recevoir. Dans le cas où l'existence de différé de paiement aurait un effet significatif sur la détermination de la juste valeur, il en serait tenu compte en actualisant les paiements futurs.

Pour le chiffre d'affaires et les résultats relatifs aux contrats de construction (principalement ceux correspondants à la construction ou la conception de batteries spécifiques), le Groupe applique la méthode du pourcentage d'avancement en application des principes décrits précédemment, sous réserve de certaines spécificités telles que le respect de jalons définis contractuellement ou les coûts encourus rapportés aux coûts totaux estimés du contrat. Toute perte à terminaison probable est immédiatement comptabilisée. Si des incertitudes existent concernant l'acceptation par le client ou dans le cas de contrats d'une durée relativement courte, le chiffre d'affaires n'est reconnu qu'à hauteur des coûts engagés récupérables ou à la terminaison. Les travaux en cours sur contrats à long terme sont comptabilisés pour leur coût de production et n'incorporent ni frais administratifs ni frais commerciaux. La variation des pénalités de retard ou relatives à la mauvaise exécution du contrat est comptabilisée en diminution du chiffre d'affaires.

Les paiements partiels reçus sur contrats de construction sont comptabilisés en avances et acomptes reçus au passif pour la partie correspondant à des travaux non encore effectués. Le montant des coûts encourus, augmenté des profits comptabilisés et diminué des pertes comptabilisées (notamment en provisions pour pertes à terminaison), est déterminé contrat par contrat. Si ce montant est positif, il est comptabilisé à l'actif en "Créances sur contrats à long terme". S'il est négatif il est comptabilisé au passif en "Avances et acomptes reçus sur contrats à long terme".

Pour les ventes de produits effectuées par l'intermédiaire de distributeurs, le chiffre d'affaires est comptabilisé lors de l'expédition au réseau de distribution. Les retours estimés conformément aux engagements contractuels et aux statistiques sur les ventes passées sont comptabilisés à la même date.

2.20 Coût des ventes

Le coût des ventes comprend principalement :

- le coût de production, qui inclut le coût d'acquisition des matières premières et autres composants utilisés pour la production, les charges directes de production (principalement les salaires) et les charges indirectes de production dans la mesure où elles sont rattachées à la production des produits vendus ;
- les amortissements des immobilisations corporelles et incorporelles ;
- les provisions pour retour ; et
- les frais de vente (transports, emballages et commissions sur vente).

2.21 Marge brute

La marge brute correspond au chiffre d'affaires net diminué du coût des ventes.

2.22 Résultat opérationnel

Il inclut la marge brute, les charges administratives et commerciales, les frais de recherche et développement, les autres produits et charges, les frais de restructuration. La notion de résultat opérationnel s'apprécie avant résultat financier et impôt sur le bénéfice.

2.23 Charges et produits financiers

Les charges et produits financiers incluent les charges et produits d'intérêts, les variations de valeur des actifs financiers (actifs détenus à des fins de transaction ou placements disponibles à la vente), les dépréciations des autres immobilisations financières, les pertes et gains de change, les variations de valeur des instruments financiers (qualifiés de couverture ou non) et d'autres charges et produits financiers nets. Les charges et produits d'intérêts sont comptabilisés pro rata temporis selon la méthode du taux d'intérêt effectif. Les charges financières intègrent également la composante financière du coût des pensions et d'actualisation des actifs et passifs.

2.24 Instruments financiers

Le Groupe peut être amené à utiliser des contrats portant sur des instruments financiers pour gérer et réduire son exposition aux risques de variation des taux d'intérêts, des cours de change et des prix de certains métaux.

Les normes IAS 32/39 ont été appliquées par le Groupe à partir du 1er janvier 2005.

Lors de leur comptabilisation initiale, les actifs ou passifs financiers sont évalués à leur juste valeur.

Après leur comptabilisation initiale, les actifs financiers, y compris les dérivés qui constituent des actifs, sont évalués à leur juste valeur, sauf en ce qui concerne:

(a) les prêts et créances qui sont évalués au coût amorti en utilisant la méthode du taux d'intérêt effectif;
(b) les placements détenus jusqu'à leur échéance qui sont évalués au coût amorti en utilisant la méthode du taux d'intérêt effectif ; et
(c) les placements dans des instruments de capitaux propres qui n'ont pas de prix coté sur un marché actif et dont la juste valeur ne peut être évaluée de manière fiable, ainsi que les instruments dérivés liés à ces instruments de capitaux propres non cotés et qui doivent être réglés par remise de tels instruments, qui sont évalués au coût.

Après leur comptabilisation initiale, les passifs financiers sont au coût amorti en utilisant la méthode du taux d'intérêt effectif.

S'il existe une relation de couverture désignée entre un instrument de couverture et un élément couvert, la comptabilisation du profit ou de la perte sur l'instrument de couverture et sur l'élément couvert est comptabilisée conformément à IAS 39.

Dès le début de la transaction, le Groupe documente la relation entre l'instrument de couverture et l'élément couvert, ainsi que ses objectifs en matière de gestion des risques et sa politique de couverture. Le Groupe documente également l'évaluation, tant au commencement de l'opération de couverture

qu'à titre permanent, du caractère hautement efficace des dérivés utilisés pour compenser les variations de la juste valeur ou des flux de trésorerie des éléments couverts.

Les justes valeurs des différents instruments dérivés utilisés à des fins de couverture sont exposées dans la note 14. Les variations du poste «Couvertures de flux de trésorerie», nettes d'impôts, inscrites dans les capitaux propres sont reprises dans l'état consolidé des produits et charges comptabilisées sur la période. La juste valeur d'un instrument dérivé de couverture est classée en actif ou passif non courant lorsque l'échéance résiduelle de l'élément couvert est supérieure à 12 mois, et dans les actifs ou passifs courants lorsque l'échéance résiduelle de l'élément couvert est inférieure à 12 mois. Les instruments dérivés détenus à des fins de transaction sont classés en actifs ou passifs courants.

Pour les couvertures de juste valeur:

(a) le profit ou la perte résultant de la réévaluation de l'instrument de couverture à la juste valeur (pour un instrument de couverture dérivé) ou la composante en devise étrangère de sa valeur comptable (pour un instrument de couverture non dérivé) est comptabilisée en résultat ; et
(b) le profit ou la perte sur l'élément couvert attribuable au risque couvert ajuste la valeur comptable de l'élément couvert et est comptabilisé en résultat. Cette disposition s'applique si l'élément couvert est par ailleurs évalué au coût. La comptabilisation du profit ou de la perte attribuable au risque couvert en résultat s'applique si l'élément couvert est un actif financier disponible à la vente.

Lorsque la couverture ne satisfait plus aux critères de la comptabilité de couverture, l'ajustement de la valeur comptable d'un instrument financier couvert pour lequel la méthode du taux d'intérêt effectif est utilisée, est amorti par le compte de résultat sur la période résiduelle de l'instrument couvert.

Pour les couvertures de flux de trésorerie:

- la partie du profit ou de la perte sur l'instrument de couverture qui est considéré constituer une couverture efficace est comptabilisée directement en capitaux propres ;
- la partie inefficace du profit ou de la perte sur l'instrument de couverture est comptabilisée en résultat.

Lorsqu'un instrument de couverture parvient à maturité ou est vendu, ou lorsqu'une couverture ne satisfait plus aux critères de la comptabilité de couverture, le profit ou la perte cumulé inscrit en capitaux propres existant à ce moment-là est maintenu en capitaux propres, puis est ultérieurement comptabilisé dans le compte de résultat lorsque la transaction prévue est in fine comptabilisée. Lorsqu'il n'est pas prévu que la transaction se réalise, le profit ou la perte cumulé qui était inscrit en capitaux propres est immédiatement transféré au compte de résultat.

Pour les couvertures d'un investissement net :

- les couvertures d'investissements nets dans des activités à l'étranger sont comptabilisées de la même manière que les couvertures de flux de trésorerie. Les pertes ou les profits sur l'instrument de couverture se rapportant à la partie efficace de la couverture sont comptabilisés en capitaux propres ; le profit ou la perte se rapportant à la partie inefficace est immédiatement comptabilisé au compte de résultat.

Les pertes et les profits cumulés comptabilisés en capitaux propres sont transférés au compte de résultat lorsque l'activité à l'étranger est cédée.

2.25 Autres charges et produits opérationnels

Ces postes comprennent :
- crédits impôts recherche en France,
- les plus ou moins values sur cessions de titres de participation et d'immobilisations corporelles et incorporelles,
- les gains et pertes sur les contrats de couverture d'achats et de ventes de matières premières qui ne satisfont pas aux critères de couverture selon IAS 39.

2.26 Crédit-bail

Les contrats de location-financement, qui transfèrent au Groupe la quasi-totalité des risques et avantages inhérents à la propriété de l'actif loué, sont comptabilisés au bilan au début du contrat de location à la juste valeur du bien loué ou, si celle-ci est inférieure à la valeur actualisée des paiements minimaux au titre de la location. Les paiements au titre de la location sont ventilés entre la charge financière et l'amortissement de la dette de manière à obtenir un taux d'intérêt périodique constant sur le solde restant dû au passif. Les charges financières sont enregistrées directement au compte de résultat. Les actifs faisant l'objet d'une location-financement sont amortis sur la plus courte de leur durée d'utilité ou de la durée du contrat.

Les contrats de location dans lesquels le bailleur conserve la quasi-totalité des risques et avantages inhérents à la propriété de l'actif sont classés en tant que contrat de location simple. Les coûts indirects initiaux engagés lors de la négociation du contrat de location simple sont ajoutés à la valeur comptable de l'actif loué et comptabilisé sur la période de location sur les mêmes bases que les revenus locatifs. Les paiements au titre des contrats de location simple sont comptabilisés en charges dans le compte de résultat sur une base linéaire jusqu'à l'échéance du contrat.

2.27 Distribution de dividendes

La distribution de dividendes a pour conséquence la constatation d'une dette dans les Etats Financiers de l'exercice au cours duquel la distribution a été votée.

2.28 Paiements fondés sur des actions

Le Groupe a mis en place des plans de rémunération qui se dénoueront en instruments de capitaux propres (options sur actions). La juste valeur des services rendus par les salariés en échange de l'octroi d'options est comptabilisée en charges en contrepartie d'un compte de capitaux propres. Le montant total comptabilisé en charges sur la période d'acquisition des droits est déterminé par référence à la juste valeur des options octroyées, sans tenir compte des conditions d'acquisition des droits qui ne sont pas des conditions de marché. Les conditions d'acquisition des droits qui ne sont pas des conditions de marché sont intégrées aux hypothèses sur le nombre d'options susceptibles de devenir exerçables. A chaque date de clôture, l'entité réexamine le nombre d'options susceptibles de devenir exerçables. Le cas échéant, elle comptabilise au compte de résultat l'impact de la révision de ses estimations avec un ajustement correspondant dans les capitaux propres.
Les sommes perçues lorsque les options sont levées, sont crédités aux postes «Capital apporté» (valeur nominale) et «Prime d'émission», nettes des coûts de transaction directement attribuables.

2.29 Etablissement des Etats Financiers Consolidés intermédiaires

Les produits perçus et les charges encourues de façon saisonnière, cyclique ou occasionnelle pendant un exercice ne sont ni anticipés ni différés à une date intermédiaire, s'il n'est pas approprié de les anticiper ou de les différer à la fin de l'exercice.
Les impôts sont calculés dans les Etats Financiers Consolidés intermédiaires en réalisant une projection du taux d'imposition que l'entité estime sur l'ensemble de l'exercice.

2.30 Principales hypothèses d'estimation

Le processus d'établissement des Etats Financiers Consolidés, conformément au cadre conceptuel des normes IFRS, nécessite d'effectuer des estimations et de formuler des hypothèses qui affectent les montants figurant dans les Etats Financiers, tels que les amortissements et les provisions.

Ces estimations, construites selon l'hypothèse de la continuité de l'exploitation, sont établies en fonction des informations disponibles lors de leur établissement. Elles peuvent êtres révisées si les circonstances sur lesquelles elles étaient fondées évoluent par suite de nouvelles informations. Les résultats réels peuvent être différents de ces estimations.

Les principales estimations faites lors de l'établissement des Etats Financiers Consolidés portent notamment sur les hypothèses retenues pour le calcul des engagements de retraites et assimilés, et des provisions.

Lorsqu'une estimation est révisée, elle ne constitue pas une correction d'erreur.

Le Groupe soumet les écarts d'acquisition et marques à un test annuel de dépréciation conformément à la méthode comptable exposée en note 2.6. Les montants recouvrables des unités génératrices de trésorerie ont été déterminés à partir de calculs de la valeur d'utilité. Ces calculs nécessitent de recourir à des estimations.

Même si le Groupe avait retenu des hypothèses conduisant à déterminer des résultats opérationnels inférieurs à 10% aux estimations retenues par la direction, un taux d'actualisation supérieur de 10% ou un taux de croissance à long terme de 0%, aucune perte de valeur des écarts d'acquisition et des immobilisations n'aurait dû être constatée. De même, avec une hypothèse de croissance du chiffre d'affaires par marque égale à zéro, aucune perte de valeur des marques n'aurait dû être constatée.

2.31 Normes, interprétations et amendements aux normes déjà publiées, non encore entrés en vigueur

Les nouvelles normes, interprétations et amendements à des normes existantes applicables aux périodes comptables ouvertes à compter du 1er janvier 2007 ou postérieurement et qui n'ont pas été adoptés par anticipation par le Groupe sont :

- IFRS 7, Instruments financiers : informations à fournir et amendement complémentaire à IAS 1, présentation des états financiers – informations sur le capital (entrée en vigueur à compter du 1er janvier 2007). IFRS 7 introduit de nouvelles informations ayant pour objectif d'améliorer les informations sur les instruments financiers. Des informations quantitatives et qualitatives doivent être fournies sur l'exposition au risque découlant d'instruments financiers, notamment des informations minima spécifiques sur le risque de crédit, le risque de liquidité et le risque de marché, y compris une analyse de la sensibilité au risque de marché. IFRS 7, qui est applicable par toutes les entreprises présentant leurs états financiers en IFRS, remplace IAS 30, Informations à fournir dans les états financiers des banques et des institutions financières assimilées, et se substitue aux informations devant être fournies en application d'IAS 32, Instruments financiers : informations à fournir et présentation. L'amendement à IAS 1 introduit des informations nouvelles sur le capital d'une entreprise et sur sa façon de le gérer. Après avoir évalué l'impact d'IFRS 7 et de l'amendement à IAS 1, le Groupe a conclu que les principales informations supplémentaires à fournir porteront sur l'analyse de la sensibilité au risque de marché et les informations sur le capital requises par l'amendement à IAS 1. Le Groupe appliquera IFRS 7 et l'amendement à IAS 1 à compter de l'exercice ouvert le 1er janvier 2007.

- IFRIC 7 relative à l'information comparative à produire en application d'IAS 29 Information financière dans les économies hyper-inflationnistes (entrée en vigueur pour les exercices ouverts à compter du 1er mars 2006). Le Groupe n'a pas d'activité dans des pays à l'économie hyper-inflationniste.

- IFRIC 8 relative au champ d'application d'IFRS 2 (entrée en vigueur pour les exercices ouverts à compter du 1er mai 2006). L'interprétation confirme que les paiements réalisés sur base d'actions, pour lesquels la contrepartie semble être inférieure à la juste valeur de l'avantage accordé, doivent être comptabilisées conformément à IFRS 2. Le Groupe n'a pas identifié de paiements réalisés sur base d'actions, pour lesquels la contrepartie semble être inférieure à la juste valeur de l'avantage accordé. Le Groupe appliquera l'IFRIC 8 à partir du 1er janvier 2007 mais il n'est attendu aucun impact sur les comptes du Groupe.

- IFRIC 9 relative à la réévaluation des dérivés incorporés (entrée en vigueur pour les exercices ouverts à compter du 1er juin 2006). L'interprétation précise qu'une entité est tenue d'évaluer si un dérivé incorporé doit être séparé du contrat hôte et comptabilisé comme dérivé au moment où elle devient partie au contrat. Les révisions ultérieures de l'évaluation sont interdites hormis dans les cas où une modification des clauses du contrat altère de manière substantielle les flux de trésorerie qui auraient autrement été requis par le contrat, la réévaluation étant alors obligatoire Le Groupe n'a pas recours à des contrats avec des dérivés incorporés.

- IFRIC 10 relative à la dépréciation d'actifs et aux comptes intermédiaires (entrée en vigueur pour les exercices ouverts à compter du 1er novembre 2006). L'IFRIC a précisé qu'aucune reprise de dépréciation n'est possible lorsqu'une entreprise, à l'occasion de ses comptes intermédiaires, a comptabilisé une perte de valeur sur un écart d'acquisition, un instrument de capitaux propres non coté ou un actif financier comptabilisé au coût. A ce jour, le Groupe n'a pas constaté de perte de valeur sur un écart d'acquisition, un instrument de capitaux propres non coté ou un actif financier comptabilisé au coût.
- IFRIC 11 relative aux options accordées au sein d'un groupe et aux actions propres acquises en couverture de plans d'options (entrée en vigueur pour les exercices ouverts à compter du 1er mars 2007). Cette interprétation confirme le traitement à appliquer dans certains cas particuliers d'avantages accordés aux employés des différentes entités d'un groupe. A ce jour, le Groupe n'a acquis aucune action propre en couverture de plans d'options.

- IFRIC 12 relative aux contrats de concession (entrée en vigueur pour les exercices ouverts à compter du 1er janvier 2008). Cette interprétation précise le traitement à appliquer aux contrats de concession lorsque le concédant est une entité publique et le concessionnaire une entité privée mais ne s'applique pas aux activités du Groupe.

Note 3. Risques de marché et politique de gestion des risques financiers

Gestion du risque sur le capital

Dans le cadre de la gestion de son capital, le Groupe a pour objectif de préserver sa continuité d'exploitation afin de servir un rendement aux actionnaires, de procurer des avantages aux autres partenaires et de maintenir une structure de capital optimale.

En particulier, le Groupe a pour objectif de payer un dividende annuel aux actionnaires compris entre 30 et 40% du résultat net récurrent.

De plus, les engagements contractuels pris auprès des banques requièrent que le Groupe se conforme aux ratios financiers suivants (qui sont testés semestriellement) :
- couverture des charges d'intérêt nettes – le ratio d'EBITDA sur charge d'intérêt nette doit être au minimum de 3.5; et
- ratio d'endettement – le ratio d'endettement net sur l'EBITDA doit être inférieur à 3.7 au 31 décembre 2006, et réduit à 3.5 à partir du 30 juin 2007.

La définition de l'EBITDA est incluse dans les engagements contractuels pris auprès des banques. Cette définition est en ligne avec ce qu'utilise le Groupe dans le cadre de sa communication financière. L'EBITDA est défini comme étant le résultat opérationnel avant amortissement, coût de restructuration et autres produits et charges opérationnels. L'endettement financier net est défini comme étant les emprunts moins la trésorerie et équivalents de trésorerie.

Gestion du risque de taux d'intérêt

Le Groupe utilise des instruments financiers dérivés de gré à gré pour gérer son exposition aux risques de variation de taux d'intérêt. Les opérations de dérivés de taux ont pour objet, à ce jour, de convertir au moins 50% de la Dette Senior en taux fixe afin de réduire l'exposition nette du Groupe au risque de taux d'intérêt. Cet objectif fait partie des engagements contractuels pris auprès des banques pour une période de 2 ans depuis le 5 juillet 2005.

Les dérivés de taux représentent les caractéristiques suivantes :

Swap de taux	**Montants notionnels de l'échéance**		**En devises**	**Valeur de marché**
Au 31/12/ 2006 (en millions d'euros)	1 à 5 ans	> 5 ans		
Payeur fixe	189,8	-	USD	2,8
Payeur fixe	51,8	-	EUR	0,6

Gestion de l'exposition aux risques de fluctuation du cours des matières premières

Les fluctuations des cours des métaux que Saft utilise pour produire ses batteries peuvent avoir un impact significatif sur la marge brute du Groupe. Certains des métaux utilisés par Saft dans la fabrication de ses batteries se négocient sur les marchés internationaux de matières premières, en particulier le nickel et le cobalt. Saft utilise des contrats d'achat à terme pour couvrir une part significative de ses besoins prévisionnels de nickel et de cobalt, en recourant généralement à des contrats d'achat à terme libellés en dollars. Les plus-values ou moins-values résultant de ces contrats de couverture sont affectées aux coûts de vente de la division dont le besoin est couvert dans la mesure où ces contrats sont désignés comme des contrats de couverture au sens d'IAS 39. Les gains ou pertes résultant de la mise au marché et de la réalisation de contrats n'étant pas désignés comme des contrats de couverture, sont comptabilisés en «Autres charges et produits opérationnels».

Gestion de l'exposition aux risques de fluctuation des taux de change

Saft dispose de sites de production dans neuf pays et commercialise ses produits dans 95 pays. Saft est amené dans certains pays à utiliser des devises autres que l'euro. Les ventes ou les prestations de services sont ainsi réalisées dans des devises autres que l'euro, la principale autre devise étrangère utilisée par Saft étant le dollar américain. Les fluctuations de change peuvent donc avoir, à l'avenir, un impact significatif sur la situation financière de Saft et sur la comparabilité d'un exercice à l'autre. Cet impact peut s'apprécier au niveau :

- des risques liés à l'évolution de la devise autre que l'euro dans laquelle une société du Groupe tient sa comptabilité ; et
- des risques liés à l'évolution d'une devise autre que celle dans laquelle une société du Groupe tient sa comptabilité.

Le Groupe détient certains investissements dans des activités à l'étranger dont les actifs nets sont exposés au risque de conversion de devises. Le risque de change lié à la détention des actifs nets des entités étrangères du Groupe est pour l'essentiel géré au moyen d'emprunts libellés dans la devise concernée.

En outre, l'activité de Saft permet de compenser une partie du service de la dette libellée en dollars américains par les revenus d'activités facturées dans cette même devise.

Concentration du risque de contrepartie

De par l'activité de Saft, les créances clients sont la principale source de risque de contrepartie. Saft constitue des provisions pour créances douteuses en fonction d'une évaluation du risque de non-recouvrement réalisée selon une périodicité trimestrielle ou lorsqu'un événement rend incertain le recouvrement d'une créance. En outre, Saft évalue régulièrement la solvabilité de ses clients.

Note 4. Périmètre de consolidation

Comme décrit dans la note 1, la société Saft Groupe S.A. a été constituée en mars 2005 et est devenue la société mère du Groupe.

Le périmètre de consolidation au 31 décembre 2006 comprend les sociétés suivantes :

Dénomination sociale	Pays	Quotité de contrôle et d'intérêt	Méthode de consolidation
Saft Groupe SA	France	100	IG
Frieman & Wolf Baterietechnik GmbH (Friwo)	Allemagne	100	IG
Saft Batterien GmbH	Allemagne	100	IG
SGH	Allemagne	100	IG
Tadiran Batteries GmbH	Allemagne	100	IG
Saft UK Ltd	Angleterre	100	IG
Saft Australia Pty Ltd	Australie	100	IG
Saft Batteries Pty Ltd	Australie	100	IG
Saft Zhuhai Ftz	Chine	100	IG
Saft Nife ME Ltd	Chypre	100	IG
MSB	Ecosse	50	ME
Saft Batterias SL	Espagne	100	IG
Eternacell, Inc.	Etats-Unis	100	IG
Florida Substrate Inc.	Etats-Unis	100	IG
Saft America Inc.	Etats-Unis	100	IG
Saft Federal Systems, Inc.	Etats-Unis	100	IG
Saft JV Holding Co	Etats-Unis	100	IG
ATB	Etats-Unis	50	ME
Saft S.A.	France	100	IG
Saft Acquisition S.A.S	France	100	IG
ASB	France	50	ME
Saft Hong Kong Ltd	Hong Kong	100	IG
Amco-Saft India Limited	Inde	51,04	IG
Tadiran Batteries Ltd	Israël	100	IG
Saft Batterie Italia Srl	Italie	100	IG
Saft Finance Sarl	Luxembourg	100	IG
Saft AS Norway	Norvège	100	IG
Saft Batterijen BV	Pays Bas	100	IG
Saft Ferak AS	République Tc hèque	100	IG
Saft Batterie Pte Ltd	Singapour	100	IG
Alcad AB	Suède	100	IG
KB Fastjung 9	Suède	100	IG
Saft AB	Suède	100	IG
Saft Sweden AB	Suède	100	IG
Johnson Controls-Saft Advanced Power Solutions LLC	Etats-Unis	49	ME
Johnson Controls-Saft Advanced Power Solutions SAS	France	49	ME

Dans le tableau ci-dessus, "IG" signifie que la société est consolidée par intégration globale et "ME" que la société est consolidée par mise en équivalence.

Dans le cadre de son activité de production de batteries pour véhicules électriques, Saft et un constructeur automobile ont conclu un accord de partenariat et sont membres de deux groupements d'intérêt économique (GIE). Aux termes de cet accord, le constructeur automobile assure notamment la commercialisation des véhicules équipés de batteries Saft. L'un des GIE est propriétaire des batteries (GBLA), l'autre assure leur location aux propriétaires des véhicules (GLM1). La participation de Saft est de 25% dans le premier GIE et de 26% dans le second.

Note 5. Changement du périmètre de consolidation

En janvier 2006, Saft et Johnson Controls a créé la joint-venture Johnson Controls-Saft Advanced Power Solutions LLC («Johnson Controls-Saft»), avec pour objectif de devenir le principal fournisseur en occident de batteries pour véhicules hybrides et véhicules électriques. Le savoir-faire confirmé

de Saft dans le domaine des technologies avancées pour batteries à haute performance vient compléter les atouts de Johnson Controls, dont notamment la capacité de production à grande échelle et la connaissance remarquable du secteur automobile mondial. Saft apporte à la joint-venture son savoir-faire ainsi que des licences et contrats technologiques, en contrepartie d'une participation de 49%. Johnson Controls apporte son savoir-faire, des licences et contrats technologiques ainsi que 40 millions de dollars en numéraire et en actifs, en échange d'une participation de 51%.

JCS a créé une filiale détenue à 100%, Johnson Controls-Saft Advanced Power Solutions SAS, pour ses activités européennes.

Saft a créé une holding détenue à 100% Saft JV Holding C°, qui détient les investissements du Groupe dans JCS.

Aussi, en janvier 2006, Saft a acquis une participation majoritaire de 51% dans AMCO-Saft India Ltd, fabricant indien de batteries industrielles au nickel-cadmium. Les objectifs de cette opération seront d'étendre l'activité existante de la société au marché local industriel et de renforcer sa présence sur les marchés ferroviaire et militaire. L'impact de cette acquisition sur les comptes consolidés est repris à la note 36.

Comme commenté en note 2.2, ASB/MSB, la joint venture du groupe avec EADS, est maintenant consolidée par mise en équivalence alors qu'elle l'était auparavant par intégration proportionnelle. Les comptes du groupe de 2005 ont été retraités pour mettre ASB/MSB en mise en équivalence. ASB a aussi créé une nouvelle filiale, ATB, en 2006.

En 2006, Saft a fusionné Saft US 2003 Inc. dans Saft America Inc. Saft US 2003 Inc. a donc disparu.

Note 6. Informations par segment d'activité et par zone géographique

a) Informations par segment d'activité

Le Groupe Saft est structuré autour des secteurs d'activités suivants:

- La division **Specialty Battery Group** (SBG) qui produit des batteries utilisées notamment dans les compteurs électriques (eau, gaz, électricité), les systèmes automatiques de relevé de compteur et de péage autoroutier, les systèmes de sauvegarde de mémoires d'ordinateurs, les satellites, les radios et équipements portables des forces armées, les missiles et les torpilles.

- La division **Industrial Battery Group** (IBG) qui produit des batteries destinées à l'alimentation d'énergie de secours dans les infrastructures industrielles et les réseaux de télécommunications, les industries aéronautiques et ferroviaires ainsi qu'à l'alimentation d'énergie des véhicules électriques ou hybrides.

- La division **Rechargeable Battery Systems** (RBS) qui produit une gamme spécifique de batteries rechargeables destinées à l'éclairage de sécurité, à des équipements électroniques professionnels ainsi qu'à un nombre restreint d'applications "grand public".

- La division **Johnson Controls-Saft** (JCS) spécialisée dans le développement, la production et la commercialisation de batteries de technologies avancées destinées aux véhicules hybrides et aux véhicules électriques.

- La division **Autres** comprend les holdings du Groupe. Elle inclut les fonctions centrales telles que l'informatique, la recherche, la direction générale et la direction financière et administrative.

La mesure de la performance de chaque segment est basée sur le résultat opérationnel avant impôt.

Les tableaux ci-dessous déclinent les informations pour les quatre principaux segments d'activité et Autres.

Au 31/12/2006 :

en millions d'euros	IBG	RBS	SBG	JCS	Autres	Total
Chiffre d'affaires du segment	284,9	102,4	300,3	-	-	687,6
Chiffre d'affaires intra segment	-46,2	-21,4	-59,8	-	-	-127,4
Chiffre d'affaires consolidé	238,7	81,0	240,5	-	-	560,2
Résultat opérationnel	44,0	-9,3	42,1	16,1	-8,0	84,9
Quote-part dans le résultat des entreprises associées	-	-	0,3	-4,4	-	-4,1
Le résultat opérationnel inclut les charges ou produits suivants :						
Amortissement des immobilisations corporelles	-5,2	-2,2	-7,4	-	-0,6	-15,4
Dépréciation des immobilisations incorporelles	-3,7	-0,7	-5,6	-	-0,3	-10,3
Provisions pour restructuration	0,2	-0,4	-0,4	-	-	-0,6
Autres charges et produits opérationnels	-0,2	-0,3	-0,4	16,1	-3,2	12,0

Au 31/12/2005 :

en millions d'euros	IBG	RBS	SBG	JCS	Autres	Total
Chiffre d'affaires du segment	268,3	104,3	313,6	-	-	686,2
Chiffre d'affaires intra segment	-40,5	20,8	-58,7	-	-	-120,0
Chiffre d'affaires consolidé	227,8	83,5	254,9	-	-	566,2
Résultat opérationnel	47,6	-7,0	51,1	-	-14,1	77,6
Quote-part dans le résultat des entreprises associées	-	-	0,8	-	-	0,8
Le résultat opérationnel inclut les charges ou produits suivants :						
Amortissement des immobilisations corporelles	-5,0	-2,2	-6,2	-	-0,5	-13,9
Dépréciation des immobilisations incorporelles	-3,7	-0,6	-5,7	-	-0,3	-10,3
Provisions pour restructuration	-0,3	-4,2	-	-	-	-4,5
Autres charges et produits opérationnels	1,0	-0,1	-0,3	-	1,5	2,1
Frais de transaction	-	-	-	-	-5,7	-5,7

Au 31/12/2006 :

en millions d'euros	IBG	RBS	SBG	JCS	Autres	Total
Total actif	184,6	70,5	296,9	11,1	213,1	776,2
Passif hors capitaux propres	52,0	22,6	83,2	4,2	506,9	668,9
Acquisition d'immobilisations et capitalisation de frais de R&D	-9,7	-2,4	-15,3	-	-0,6	-28,0

Au 31/12/2005 :

en millions d'euros	IBG	RBS	SBG	JCS	Autres	Total
Total actif	169,4	70,5	301,3	-	224,3	765,5
Passif hors capitaux propres	36,1	19,6	61,2	-	575,5	692,4
Acquisition d'immobilisations et capitalisation de frais de R&D	-7,2	-2,8	-10,9	-	-1,2	-22,1

b) Informations par zone géographique

Chiffre d'affaires consolidé par zone géographique :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Europe	288,1	280,9
Amérique du Nord	183,3	208,5
Asie / Océanie	53,3	46,6
Proche Orient et Afrique	32,8	26,3
Amérique du Sud	2,4	3,6
Autres	0,3	0,3
Total	**560,2**	**566,2**

Le chiffre d'affaires est alloué sur la base de la localisation géographique des clients.

Total actif :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Europe	604,8	599,4
Amérique du Nord	128,2	131,3
Asie / Océanie	9,8	6,8
Proche Orient et Afrique	33,4	28,0
Amérique du Sud	-	-
Autres	-	-
Total	**776,2**	**765,5**

Les actifs sont alloués sur la base de leur localisation géographique.

Acquisition des immobilisations corporelles et incorporelles avec capitalisation de recherche et développement.

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Europe	-16,3	-14,4
Amérique du Nord	-7,0	-5,1
Asie / Océanie	-2,0	-1,1
Proche Orient et Afrique	-2,7	-1,5
Amérique du Sud	-	-
Autres	-	-
Total	**-28,0**	**-22,1**

Les acquisitions d'immobilisations sont allouées sur la base de la localisation géographique des actifs.

Note 7. Immobilisations corporelles nettes

L'évolution des immobilisations corporelles nettes est la suivante :

en millions d'euros	Terrains	Constructions	Installations techniques, matériels et outillages	Immobilisations en cours	Autres immobilisations corporelles	Total
Valeur nette au 01/01/ 2005	**9,0**	**23,4**	**60,6**	**6,0**	**6,0**	**105,0**
Acquisitions	-	0,6	8,0	6,0	0,3	14,9
Cessions	-	-	-0,8	-	-0,1	-0,9
Amortissement	-	-1,3	-11,2	-	-1,4	-13,9
Ecarts de change	-	0,8	3,1	0,1	0,2	4,2
Transfert	-	1,6	3,0	-6,1	1,3	-0,2
Valeur nette au 31/12/ 2005	**9,0**	**25,1**	**62,7**	**6,0**	**6,3**	**109,1**
Au 31/12/2005						
Valeur brute	9,0	54,0	185,8	6,0	16,2	271,0
Cumul des amortissements	-	-28,9	-123,1	-	-9,9	-161,9
Valeur nette	**9,0**	**25,1**	**62,7**	**6,0**	**6,3**	**109,1**
Valeur nette au 01/01/2006	9,0	25,1	62,7	6,0	6,3	109,1
Entrée de périmètre	-	-	0,2	-	-	0,2
Acquisitions	-	0,7	13,2	6,5	1,1	21,5
Cessions	-0,4	-0,1	-0,6	-	-0,1	-1,2

Amortissement	-	-2,4	-12,1	-	-0,9	-15,4
Ecarts de change	-	-0,3	-2,1	-0,1	-0,1	-2,6
Transfert	-	0,2	6,4	-7,4	0,5	-0,3
Valeur nette au 31/12/2006	**8,6**	**23,2**	**67,7**	**5,0**	**6,8**	**111,3**
Au 31/12/2006						
Valeur brute	8,6	40,5	154,0	5,0	13,2	221,3
Cumul des amortissements	-	-17,3	-86,3	-	-6,4	-110,0
Valeur nette	**8,6**	**23,2**	**67,7**	**5,0**	**6,8**	**111,3**

Les immobilisations corporelles financées par des contrats de location-financement et de location de longue durée s'élèvent à 3,3 millions d'euros au 31 décembre 2005 et 2006, principalement pour l'usine de Nersac. Ces immobilisations sont classées dans les autres immobilisations corporelles dans le tableau ci-dessus.

Les immeubles de placement s'élèvent à 0,7 million d'euros au 31 décembre 2005 et 0,5 million d'euros au 31 décembre 2006 (dont 2,7 millions d'euros en valeur brute et 2,2 millions d'euros d'amortissement). Ces immobilisations sont classées dans les autres immobilisations corporelles dans le tableau ci-dessus.

Note 8. Ecart d'acquisition

Au cours du mois de janvier 2004, le Groupe Alcatel a cédé ses activités batteries aux Fonds Doughty Hanson. Sur cette même période, les entités opérationnelles du Groupe ont été apportées aux Sociétés Holdings.

La valeur d'acquisition des entités opérationnelles du Groupe par les Fonds Doughty Hanson a été allouée en partie sur les actifs et passifs apportés, qui ont été comptabilisés à leur juste valeur au 14 janvier 2004 sur la base d'une valorisation réalisée par un expert indépendant. Cette revalorisation par rapport aux valeurs comptables dans le bilan consolidé de l'exercice clos le 31 décembre 2004 a porté sur :

- les immobilisations incorporelles, pour un montant de 201 millions d'euros. Celles-ci sont principalement composées de marques, projets de recherche et développement, de valeur de la clientèle par ligne de produits. L'impact sur la charge d'amortissement de la réévaluation de ces immobilisations est de 7,8 millions d'euros par an ;
- les immobilisations corporelles pour 24 millions d'euros. La durée de vie de ces immobilisations a été également revue, de sorte que l'impact net de l'actualisation de la valeur des actifs corporels et de leur durée vie conduit à une diminution de la charge d'amortissement annuelle de 3,7 millions d'euros ; et
- les stocks pour un montant de 11 millions d'euros, montant qui a été intégralement consommé sur le premier semestre 2004, générant une diminution de la marge brute d'un montant équivalent (effet non récurrent).

Le solde non alloué par rapport à la valeur d'acquisition a été traité en écart d'acquisition, pour un montant de 117,1 millions d'euros.

L'écart d'acquisition résiduel correspond à l'écart après allocation d'une partie du prix d'achat sur les immobilisations incorporelles, corporelles et les stocks.

L'évolution de l'écart d'acquisition est le suivant :

en millions d'euros	2004	2005	2006
Valeur nette au 1er janvier	-	**108,1**	**119,2**
Entrée de périmètre	113,8	-	0,8
Dépréciation	-	-	-
Ecarts de change	-5,7	11,1	-8,5
Valeur nette au 31 décembre	**108,1**	**119,2**	**111,5**

Les écarts d'acquisition sont alloués aux unités génératrices de trésorerie auxquels ils correspondent.

Au 31/12/2006 :

en millions d'euros	IBG	RBS	SBG	Total
Europe	20,2	-	14,7	34,9
Amérique du Nord	43,9	-	31,9	75,8
Asie / Océanie	0,8	-	-	0,8

Proche Orient et Afrique	-	-	-	-
Amérique du Sud	-	-	-	-
	64,9	-	46,6	111,5
Au 31/12/2005 : en millions d'euros	IBG	RBS	SBG	Total
Europe	20,2	-	14,7	34,9
Amérique du Nord	48,8	-	35,5	84,3
Asie / Océanie	-	-	-	-
Proche Orient et Afrique	-	-	-	-
Amérique du Sud	-	-	-	-
	69,0	-	50,2	119,2

Note 9. Immobilisations incorporelles nettes

L'évolution des immobilisations incorporelles nettes est la suivante :

en millions d'euros	Logiciels	Marques	Frais de développement	Autres immobilisations incorporelles	Total
Valeur nette au 01/01/2005	**0,2**	**125,8**	**5,2**	**124,3**	**255,5**
Acquisitions	0,2	-	7,0	-	7,2
Cessions	-	-	-	-	-
Amortissement	-0,3	-	-0,7	-9,3	-10,3
Ecarts de change	-	-	0,2	-	0,2
Transfert	0,1	-	-	0,1	0,2
Valeur nette au 31/12/2005	**0,2**	**125,8**	**11,7**	**115,1**	**252,8**
Au 31/12/2005					
Valeur brute	3,0	125,8	12,2	134,3	275,3
Cumul des amortissements	-2,8	-	-0,5	-19,2	-22,5
Valeur nette	**0,2**	**125,8**	**11,7**	**115,1**	**252,8**
Valeur nette au 01/01/2006	**0,2**	**125,8**	**11,7**	**115,1**	**252,8**
Acquisitions	0,1	-	6,3	0,1	6,5
Cessions	-	-	-0,9	-	-0,9
Amortissement	-0,3	-	-0,9	-9,1	-10,3
Ecarts de change	-	-	-0,4	-	-0,4
Transfert	0,1	-	-	-	0,1
Dépréciation	-	-	-0,1	-	-0,1
Valeur nette au 31/12/2006	**0,1**	**125,8**	**15,7**	**106,1**	**247,7**
Au 31/12/2006					
Valeur brute	3,2	125,8	17,3	134,3	280,7
Cumul des amortissements	-3,1	-	-1,6	-28,3	-33,0
Valeur nette	**0,1**	**125,8**	**15,7**	**106,1**	**247,7**

L'amortissement des immobilisations incorporelles impacte la ligne «coût des ventes» du compte de résultat.

Note 10. Participations dans des sociétés liées

La société Unicontal, n'étant pas significative, a été exclue du périmètre de consolidation. Le capital de cette société anonyme de droit français qui s'élève à 38 234 euros est détenu à 99,7% par la société Saft S.A. Le prix de revient des titres détenus s'élève à 379 217 euros pour des capitaux propres au 31 décembre 2006, d'un montant de 283 811 euros. Le résultat net 2006 de la société Unicontal est égal à 12 889 euros.

Note 11. Créances financières

Les créances financières se détaillent de la façon suivante :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Part GIE	0,1	0,1
Dépôts et cautionnement	2,2	1,3
	2,3	1,4

Note 12. Stocks

Les stocks se détaillent comme suit :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Matières premières et marchandises		
- Valeur brute	32,7	30,7
- Dépréciation	-4,0	-5,1
- Valeur nette	28,7	25,6
En-cours de production industrielle		
- Valeur brute	29,1	25,1
- Dépréciation	-2,6	-1,4
- Valeur nette	26,5	23,7
Produits finis (au coût)		
- Valeur brute	17,7	20,1
- Dépréciation	-1,6	-2,5
- Valeur nette	16,1	17,6
Total stocks et en-cours	**71,3**	**66,9**

L'ensemble des stocks a une durée d'utilisation inférieure à un an.

Note 13. Créances et comptes rattachés

Les créances et comptes rattachés se détaillent de la manière suivante :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Valeur brute des créances clients	117,1	104,1
Dépréciation des créances clients	-3,0	-2,8
Valeur nette des créances clients	**114,1**	**101,3**
Créances sur contrats à long terme	4,6	2,2
Etat impôt sur le résultat	6,6	8,0
Etat impôts et taxes	6,4	4,6
Charges payées d'avance	2,2	1,9
Personnel	-	0,1
Paiement d'avance	1,7	0,5
Autres	0,9	1,3
	136,5	**119,9**

L'échéance de l'ensemble des créances est à moins d'un an.

Note 14. Instruments financiers dérivés

Les instruments financiers dérivés s'analysent comme suit :

en millions d'euros	Au 31/12/2006		Au 31/12/2005	
	Actif	Passif	Actif	Passif
Swap taux d'intérêt – trading	1,7	0,1	3,0	-
Dérivés sur matières premières	0,1	4,1	1,3	0,8
	1,8	4,2	4,3	0,8

Le Groupe est exposé aux risques de hausse des taux d'intérêt sur la Dette Senior, celle-ci ayant été contractée à taux variables. Afin de se prémunir contre ces risques, Saft a négocié successivement en fonction des refinancements, des contrats d'échange de taux d'intérêt.

Un premier contrat d'échange de taux d'intérêt, mis en place en février 2004, a été liquidé le 17 février 2005. Il a donné lieu à l'encaissement, par SAFT, d'une soulte de 5,8 millions de dollars américains à cette date. En application de la norme IAS 32/39 le 1er janvier 2005, la valeur de marché de l'instrument financier de 4,7 millions de dollars américains a été constatée en capitaux propres. Ce montant est amorti par le résultat sur la durée initiale de l'instrument (5 ans) jusqu'en 2009. Pour la période du 1er janvier 2005, à la date de liquidation de l'instrument le 17 février 2005, en l'absence de documentation de la relation de couverture désignée au sens de l'IAS 39, les variations de valeur de marché ont été constatées en résultat sur l'année 2005 (soit 1,0 million de dollars américains).
Un deuxième contrat d'échange de taux d'intérêt à échéance du 17 décembre 2007 a été mis en place le 17 février 2005. Ce swap a été liquidé par anticipation le 22 juillet 2005. Ce contrat n'a pas donné lieu à un versement d'une soulte, celle-ci ayant été intégrée en minoration des taux d'intérêt du swap suivant. Du fait de l'absence de documentation de la relation de couverture désignée au sens de l'IAS 39, les variations de la valeur de marché (€ 37,000) ont été constatées en résultat sur l'année 2005. Ce swap a permis au Groupe d'obtenir un taux d'intérêt fixe de 2,7525% par an sur une dette de 27,6 millions d'euros (le solde de dette, soit 227,3 millions d'euros, étant à taux variable) et de 3,8275% par an sur la dette de 273,8 million de dollars américains (la totalité de la dette en dollars américains ayant été convertie à taux fixe).

Un troisième contrat a été négocié le 22 juillet 2005 et mis en place à cette date. En application des dispositions du contrat de financement du 5 juillet 2005, 50% au moins du total emprunté a été converti en taux fixe pour les deux premières années. Ce contrat a permis d'obtenir un taux fixe de 2,295% l'an sur un montant de dettes de 51,8 millions d'euros et de 3,95% l'an sur un montant de dettes libellées en dollars américains de 250 millions de dollars. Ce contrat d'échange de taux d'intérêt arrive à échéance le 5 juillet 2007. Ce contrat a fait l'objet d'une documentation de la relation de couverture au sens de l'IAS 39, les variations de la valeur de marché de ce contrat répondant aux critères de l'IAS 39, elles ont été comptabilisées en capitaux propres ou en résultat sur la période, le cas échéant.

Les dérivés sur matières premières sont des instruments sur le nickel uniquement.

Note 15. Trésorerie et équivalents de trésorerie

La trésorerie et équivalents de trésorerie se compose des éléments suivants :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Equivalents de trésorerie	8,4	11,8
Trésorerie	51,5	52,4
Autres	1,7	-0,1
	61,6	64,1

Note 16. Capitaux propres

a) Capital et primes

Au 31 décembre 2006, le capital social est composé de 18.514.086 actions de Saft Groupe S.A. :
Le capital au 1er janvier 2005 correspond au capital de la société Saft Finance Sarl, entité mère du Groupe avant l'opération de Réorganisation intervenue préalablement à l'introduction en bourse. Le capital et les primes d'émission au 31 décembre 2005 correspondent au capital et primes d'émission de la Société Saft Groupe S.A., les primes d'émissions consécutives à l'apport de Saft Finance Sarl à Saft Groupe S.A. ayant été retraitées de l'impact de l'acquisition inversée.

Traitement de la Réorganisation

Préalablement à l'admission des actions de la Société aux négociations sur le marché Eurolist d'Euronext Paris, la totalité des parts sociales de Saft Finance Sarl ont été apportées à la Société Saft Groupe S.A. Cette opération dénommée la "Réorganisation" s'analyse, au sens de la norme IFRS 3, comme une acquisition inversée dont les actifs et passifs doivent être repris à la valeur préexistante à l'opération d'apport.

Les opérations d'apports des actions de Saft Finance Sarl à Saft Groupe S.A. ont donné lieu à la comptabilisation des titres Saft Finance Sarl pour une valeur de 204,0 millions d'euros, à la reprise d'une dette de 59,1 millions d'euros et à un accroissement des capitaux propres de 144,9 millions d'euros.

Dans les Etats Financiers Consolidés du Groupe, cette transaction a été éliminée afin de conserver les éléments d'actif et de passif à leurs valeurs avant l'opération d'apport. L'impact de cet ajustement est le suivant :
- élimination des 11,0 millions d'euros de capital de Saft Finance Sarl à l'ouverture; et
- élimination de la prime d'émission de 193,0 millions d'euros enregistrée dans les Etats Financiers statutaires de Saft Groupe S.A.

En application des normes IFRS, l'impact net de la Réorganisation est donc de 59,1 millions d'euros, déduits des capitaux propres, qui correspond à la dette reprise par Saft Groupe S.A.

b) Variation des capitaux propres consolidés :

Les variations des capitaux propres entre le 1er janvier 2005 et le 31 décembre 2006 s'analysent comme suit :

en millions d'euros	Pour actionnaires majoritaires			Pour Intérêts minoritaires	Total Capitaux propres
	Capital	Prime d'émission	Réserves et résultat consolidé		
Situation au 01/01/2005	**11,0**	-	**11,4**	-	**22,4**
Capital initial de Saft Groupe SA	0,2	-	-	-	0,2
Apport de Saft Finance à Saft Groupe S.A.	15,0	129,9	-	-	144,9
Traitement comptable de l'acquisition inversée	-11,0	-193,0	-	-	-204,0
Augmentation de capital suite à l'introduction en bourse (y compris celle réservée aux salariés)	3,3	78,1	-	-	81,4
Plans d'options sur actions réservées au personnel (valeur des services rendus par le personnel)	-	0,5	-	-	0,5
Résultats reconnus directement en capitaux propres (*)	-	-	7,2	-	7,2
Résultat de la période	-	-	20,4	-	20,4
Situation au 31/12/2005	**18,5**	**15,5**	**39,0**	-	**73,0**
Affectation du résultat	-	-6,1	6,1	-	-
Plans d'options sur actions réservées au personnel (valeur des services rendus par le personnel)	-	-	1,1	-	1,1
Dividende à verser	-	-12,0	-	-	-12,0
Rachat d'actions propres	-	-	-0,6	-	-0,6
Acquisition Amco	-	-	-	0,8	0,8
Résultats reconnus directement en capitaux propres (*)	-	-	-1,7	-0,1	-1,8
Résultat de la période	-	-	46,9	-	46,9
Situation au 31/12/2006	**18,5**	**-2,6**	**90,8**	**0,7**	**107,4**

(*) voir l'état consolidé des produits et des charges comptabilisés sur la période.

Note 17. Emprunts

Evolution de l'endettement du Groupe

a) Au 31 décembre 2005

Au 1er janvier 2005, Saft avait un endettement bancaire de 460 millions d'euros résultant du refinancement du 17 décembre 2004. Cette dette était à taux variable couvert par un second contrat d'échange de taux d'intérêt (voir note 14). Les frais bancaires d'un montant de 9,8 millions d'euros ont été payés lors du refinancement et capitalisés. Les dettes financières du Groupe liées au refinancement du 17 décembre 2004 correspondaient principalement à :
- des emprunts "Senior debt" répartis en 3 tranches, remboursables pour la Tranche A en 7 ans, Tranche B en 8 ans et pour la Tranche C en 9 ans Ces emprunts avaient été souscrits en euros et en dollars américains ;
- un emprunt dit Mezzanine, uniquement en euro, remboursable après remboursement complet de la dette senior.

Les emprunts existants au 1er janvier 2005 ont été maintenus jusqu'au 5 juillet 2005. Les taux d'intérêts moyens sur cette période sont, sur :
- les emprunts «Senior debt» en euros de 5,133% et en dollars américains de 5,505% ;
- l'emprunt dit Mezzanine de 7,799% pour le taux payé et de 5,656% pour le taux capitalisé.

Le 5 juillet 2005, l'endettement bancaire a été refinancé en utilisant une combinaison de certaines disponibilités de trésorerie, ainsi que le produit de l'augmentation de capital (net de frais). A la suite de ce refinancement, les emprunts bancaires contractés en euros et en dollars américains s'élevaient

respectivement à 167 millions d'euros et 270 millions de dollars américains, les premiers remboursements venant à échéance en janvier 2008. La dette vis-à-vis de l'actionnaire Saft Beta a été également remboursée en totalité.

Ce nouveau refinancement a pour conséquence que les frais bancaires d'un montant de 9,8 millions d'euros capitalisés lors du refinancement intervenu en décembre 2004 ont été intégralement amortis dans le résultat de l'exercice clos le 31 décembre 2005. Des pénalités d'un montant de 2,3 millions d'euros, dues au titre du remboursement anticipé de la dette contractée en décembre 2004, ont été également enregistrées en charges. Les nouveaux frais bancaires de 1,9 million de dollars américains et de 1,5 million d'euros ont été capitalisés.

En application des dispositions du contrat relatif à la Dette Senior, un contrat d'échange de taux d'intérêt a été mis en place le 22 juillet 2005, le contrat préexistant a été liquidé.

En application des dispositions de ce contrat, 50% au moins du montant total emprunté a été converti en taux fixe. Le contrat mis en place permet d'obtenir un taux fixe de 2,295% l'an sur un montant de dettes de 51,8 millions d'euros et de 3,95% l'an sur un montant de dettes libellées en dollars américains de 250 millions de dollars. Ce contrat d'échange de taux d'intérêt arrive à échéance le 5 juillet 2007. Les taux d'intérêts moyens à partir du 5 juillet 2005 sont :
- sur la dette Senior en euros de 2,906% ;
- sur la dette Senior en dollars américains de 4,576%.

b) Au 31 décembre 2006

Le 30 novembre 2006, le Groupe a remboursé 9 millions d'euros et 14 millions de dollars qui étaient dus en 2008. Le prochain remboursement contractuel n'interviendra pas avant janvier 2009. Les emprunts bancaires au 31 décembre 2006 s'élèvent à 158 millions d'euros (Tranche A) et 256 millions de dollars (Tranche B), moins les frais bancaires comptabilisés pour 1,1 million d'euros et 1,4 million de dollars.

Le taux d'intérêt du swap mis en place le 22 juillet 2005 sont encore en vigueur et sont les suivants :
- un taux fixe de 2,295% sur un montant de dette de 51,8 millions d'euros ;
- un taux fixe de 3,95% sur un montant de 250 millions de dollars américains.

Le swap expirera le 5 juillet 2007. Les taux d'intérêt moyens sur la dette senior en 2006 étaient :
- sur la Dette Senior en euros de 3,423% ;
- sur la Dette Senior en dollars américains de 4,725%.

Analyse de la dette au 31 décembre 2006 et au 31 décembre 2005 :

a) Analyse de la dette par nature

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Non courant		
Senior debt – Tranche A	156,9	165,6
Senior debt – Tranche B	193,3	226,9
Autres dettes financières	0,3	0,3
Crédit-bail	1,9	2,1
	352,4	**394,9**
Courant		
Senior debt – Tranche A	-	-
Senior debt – Tranche B	-	-
Intérêts courus	9,6	3,8
Crédit-bail	0,2	0,2
	9,8	**4,0**

b) Analyse par échéance de remboursement

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Entre 1 et 2 ans	0,3	0,4
Entre 3 et 5 ans	353,1	396,0
Plus de 5 ans	1,1	1,3
	354,5	397,7
Frais bancaires	-2,1	-2,8
	352,4	394,9

c) Analyse de la dette par devise

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Euro	163,6	170,7
Dollar américain	200,7	231,0
	364,3	401,7
Frais bancaires	-2,1	-2,8
	362,2	398,9

Aux 31 décembre 2006 et au 31 décembre 2005, les dettes étant à taux variable, leur juste valeur n'est pas différente de leur valeur comptable.

Couverture des investissements nets dans des activités à l'étranger :

Certains emprunts du Groupe, libellés en dollars américains et résultant des opérations de refinancement du 5 juillet 2005, ont été désignés en tant que couverture des investissements nets dans les filiales américaines et israéliennes du Groupe. La différence de conversion positive de 8,5 millions d'euros découlant de la conversion de l'emprunt en euros à la date de clôture a été comptabilisée en réserves de juste valeur dans les capitaux propres, pour son montant de 6,0 millions d'euros net d'impôts.

Note 18. Autres dettes à long terme

Saft Finance Sarl s'est engagée, au titre du contrat d'acquisition entre les Fonds Doughty Hanson et Alcatel, à verser, dès qu'elle deviendrait distribuable en accord avec EADS (qui détient 50% de la participation de ASB) la moitié de la trésorerie que ASB détenait à la date de réalisation de la cession du Groupe Saft par Alcatel aux Fonds Doughty Hanson, soit 4,2 millions d'euros.
Le paiement ayant un caractère probable et en application de IFRS 3, le montant résiduel de cette somme, soit 3,6 millions d'euros, a été constaté en dettes à long terme au passif et actualisé pour 2,9 millions d'euros.

Note 19. Impôts

Analyse de la charge d'impôt sur le bénéfice

en millions d'euros	Au 31/12/2006	Au 31/12/2005
(Charge) / produit d'impôts exigibles	-12,3	-17,7
(Charge) / produit d'impôts différés	-9,6	5,5
(Charge) / produit d'impôts comptabilisé en résultat	-21,9	-12,82

Rationalisation de la charge d'impôt

Le montant de l'impôt sur le résultat du Groupe est différent du montant théorique qui ressortirait du taux d'imposition moyen pondéré applicable aux bénéfices des sociétés consolidées en raison des éléments suivants :

en millions d'euros	Au 31/12/ 2006	Au 31/12/ 2005
Résultat net avant impôt	68,8	32,6
Charge d'impôt théorique au taux d'imposition en France de 34,18%	-23,5	-11,4
Effet de la différence de taux entre France et autres pays	-0,7	-1,5
Réduction impôt récurrent (Israël) *	1,0	
Différences permanentes y compris crédit impôt recherche	1,2	5,2
Effet des changements de taux	-	-0,4
Utilisation de pertes antérieurement non reconnues	0,7	1,7
Déficit de la période n'ayant pas donné lieu à activation d'impôt différé	-0,6	-5,8
Charge / (produit) d'impôt rapporté(e) dans le compte de résultat	-21,9	-12,2
Taux d'impôt effectif	-31,8%	-37,4%

* *Réduction impôt relatif à 2004-2005 de 1,3 million de dollars enapplication de la loi israélienne sur l'incitation à l'investissement.*

Impôts différés constatés au bilan

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Actifs d'impôts différés à récupérer à plus de 12 mois	8,5	10,7
Actifs d'impôts différés à récupérer à moins de 12 mois	2,1	6,6
	10,6	17,3
Passifs d'impôts différés à récupérer à plus de 12 mois	51,0	52,4
Passifs d'impôts différés à récupérer à moins de 12 mois	12,7	4,3
	63,7	56,7

La variation des impôts différés nets est la suivante :

en millions d'euros	
Au 01/01/2005	-47,1
(Charge) / produit d'impôts comptabilisé en résultat	5,6
(Charge) / produit d'impôts comptabilisé en capitaux propres	-0,2
Ecart de change	2,3
Au 31/12/2005	-39,4
Entrée de périmètre	0,1
(Charge) / produit d'impôts comptabilisé en résultat	-9,6
(Charge) / produit d'impôts comptabilisé en capitaux propres	-0,9
Ecart de change	-3,3
Au 31/12/2006	-53,1

Les sources d'impôts différés passifs sont les suivantes :

en millions d'euros	Ajustement juste valeur (acquisition)	Dépréciation d'actifs	Différences temporaires	Autres	Total impôts différés passifs
Au 01/01/2005	**52,5**	**1,5**	**3,8**	-	**57,8**
IAS 32/39 au 1/01/2005	-	-	1,3	-	1,3
(Charge)/produit d'impôts comptabilisé en résultat	-3,0	4,0	-	-	1,0
(Charge)/produit d'impôts comptabilisé en capitaux propres	-0,7	-	-0,3	-	-1,0
Ecart de change	-2,4	0,8	-0,8	-	-2,4
Au 31/12/2005	**46,4**	**6,3**	**4,0**	-	**56,7**
Entrée de périmètre	-	-	-	-	-
(Charge)/produit d'impôts comptabilisé en résultat	-2,1	1,6	3,4	-	2,9
(Charge)/produit d'impôts comptabilisé en capitaux propres	-	-	-0,8	-	0,8
Ecart de change	-3,7	-	-0,4	-	3,3
Au 31/12/2006	**48,0**	**7,9**	**7,8**	-	**63,7**

Les sources d'impôts différés actifs sont les suivantes :

en millions d'euros	Ajustement juste valeur (acquisition)	Elimination de marge interne sur stock	Différences temporaires	Autres	Total impôts différés actifs
Au 01/01/2005	**4,1**	**1,0**	**6,2**	**0,7**	**12,0**
(Charge) / produit d'impôts comptabilisé en résultat	-0,3	0,2	7,3	-0,7	6,5
(Charge)/produit d'impôts comptabilisé en capitaux propres	-0,6	-	-0,6	-	-1,2
Ecart de change	-0,1	-	0,1	-	-
Au 31/12/2005	**3,1**	**1,2**	**13,0**	**-**	**17,3**
Entrée de périmètre	-	-	-	-	-
(Charge) / produit d'impôts comptabilisé en résultat	-0,2	-0,4	-6,1	-	-6,7
(Charge) / produit d'impôts comptabilisé en capitaux propres	-	-	-	-	-
Ecart de change	-	-	-	-	-
Au 31/12/2006	**2,9**	**0,8**	**6,9**	**-**	**10,6**

Au 31 décembre 2006, les impôts différés non activés s'élèvent à 2,8 millions de livres sterling pour Saft Ltd en Grande-Bretagne, à 1,0 million d'euros pour SGH en Allemagne, à 18,7 millions d'euros pour Frieman & Wolf Baterietechnik GmbH en Allemagne et à 10,0 millions d'euros pour Saft Groupe SA en France (montants en base taxable).

Note 20. Pensions et indemnités de départ à la retraite

Les provisions pour engagements de retraite et autres engagements sociaux sont constituées par :
- les pensions et indemnités de fin de carrière ;
- les autres avantages à long terme (avantages liés à l'ancienneté).

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Engagements inscrits au bilan au titre :		
- des pensions et indemnités de fin de carrière	11,4	12,7
- des autres avantages à long terme	4,2	4,1
	15,6	16,8

a) Pensions et indemnités de fin de carrière

Provision comptabilisée au bilan

Les variations au cours de l'exercice, des obligations au titre des régimes à prestations définies et de la juste valeur des actifs des régimes, sont détaillées ci-après :

en millions d'euros	Engagements de retraite	
	31/12/2006	31/12/2005
Evaluation des engagements :		
Valeur actuelle totale des engagements à l'ouverture	19,3	24,9
Coût des services rendus de l'exercice	0,8	0,7
Charge d'intérêt	0,8	0,7
Acquisitions d'activité / restructuration	-0,9	0,4
Pertes et (gains) actuariels	-0,8	-6,9
Prestations payées	-0,8	-0,5
Valeur actuelle totale des engagements à la clôture	**18,4**	**19,3**

Dont régimes partiellement ou intégralement financés	14,5	14,9
Dont régimes non financés	3,9	4,4
Couverture des engagements :		
Valeur de marché des fonds investis à l'ouverture	6,7	6,3
Rendement attendu des fonds	0,3	0,3
Pertes et (gains) actuariels	-	-
Valeur de marché des fonds investis à la clôture	**7,0**	**6,6**
Passifs inscrits au bilan	**11,4**	**12,7**

Les coûts de retraite pris en charges (voir note 23) se décomposent de la façon suivante :

en millions d'euros	**31/12/2006**	**31/12/2005**
Coût des services rendus de l'exercice	0,8	0,7
Charge d'intérêt	0,8	0,7
Rendement attendu des fonds	-0,3	-0,3
Autre	-0,1	0,1
Coût net sur la période	**1,2**	**1,2**

Les montants reconnus au bilan ont évolué comme suit :

en millions d'euros	**31/12/2006**	**31/12/2005**
Montant (provisionné)/actif en début de période	-12,7	-18,9
Restructuration	0,9	-
Coût net sur la période	-1,2	-1,2
Cotisations/Prestations versées	0,8	0,5
Montant reconnu dans l'état consolidé des produits et des charges (écart actuariel)	-0,8	6,9
Montant (provisionné)/actif en fin de période	**-11,4**	**-12,7**

Les écarts d'expérience s'analysent comme suit :

	2006
Ecarts d'expérience sur passif	-0,7
Valeur actuelle totale des engagements à la clôture	- 18,4
Ecarts d'expérience sur actif	-
Valeur de marché des fonds investis	7,0

Hypothèses actuarielles

Pour les régimes de pensions et d'indemnités de fin de carrière à prestations définies, donnant lieu à calcul actuariel, les hypothèses de base de ces calculs ont été déterminées afin de prendre en compte les conditions particulières de chaque pays, tandis que les hypothèses spécifiques (taux de rotation du personnel, augmentation de salaire) sont fixées société par société.

Les taux indiqués ci-dessus se décomposent par zone géographique de la manière suivante en 2006 :

	Taux d'actualisation	**Hypothèse de taux de progression des salaires à long terme**	**Taux de rendement long terme sur les actifs**

France	4,3%	3,0%	3,9%
Allemagne	4-4,5% (fonction de la duration)	2,25%	4,5%
Norvège	4,1-5,0% (fonction de la duration)	2,5%	6,0%
Italie	4,25%	3,5%	5,5%

Les taux d'actualisation retenus sont obtenus par référence au taux de rendement des obligations de haute sécurité de maturité équivalente à la duration des régimes évalués.

Les taux de rendement des placements dépendent de la composition du portefeuille, de la maturité des actifs et des performances futures attendues.

Pour les entités françaises au 31 décembre 2004, les engagements de pensions et d'indemnités de fin de carrière étaient calculés sur la base de l'hypothèse d'un départ anticipé des employés décidé par l'employeur avec le paiement d'une indemnité de fin de carrière. Suite au changement des prévisions des conditions de départ des employés, cette hypothèse a été revue en 2005 : les indemnités de départ sont maintenant calculées sur la base d'un départ à l'initiative de l'employé avec le paiement des indemnités de retraite et des charges sociales y afférents.

Les actifs détenus en France sont investis sur un contrat d'assurance. Le Groupe ne s'attend pas à verser des cotisations en 2007.

b) Autres avantages à long terme

Les autres avantages à long terme font l'objet de provisions pour un montant de 4,2 millions d'euros au 31 décembre 2006, (4,1 millions d'euros au 31 décembre 2005).
Ces régimes sont essentiellement des gratifications d'ancienneté versées en France, à Singapour, en République tchèque ainsi qu'un régime de congés liés à l'ancienneté en Australie.

c) Régimes à cotisations définies

L'engagement du Groupe se limite aux cotisations versées qui sont enregistrées en charges. Le montant des cotisations ainsi comptabilisées en charges pour les régimes propres à l'entreprise (hors régimes légaux de type sécurité sociale) s'élève, pour 2006 à 1,8 million d'euros, et pour l'exercice 2005 à 1,9 million d'euros.

Note 21. Provisions pour autres passifs et autres dettes

en millions d'euros	Provisions / Affaires	Provisions restructuration	Autres provisions	Total
Au 01/01/2005	**53,5**	**6,1**	**12,4**	**72,0**
Entrée de périmètre	-	-	-	-
Dotations de l'exercice	9,1	5,2	1,1	15,4
Utilisations	-4,0	-2,7	-0,9	-7,6
Reprises sans objet	-11,1	-0,8	-0,8	-12,7
Transfert	-0,2	0,7	1,2	1,7
Ecart de change	2,8	-	1,2	4,0
Ajustement du taux d'actualisation	-	-	0,2	0,2
Au 31/12/2005	**50,1**	**8,5**	**14,4**	**73,0**
Au 01/01/2006	50,1	8,5	14,4	73,0
Entrée de périmètre	-	-	-	-
Dotations de l'exercice	8,5	0,4	0,7	9,6
Utilisations	-4,2	-2,4	-0,4	-7,0
Reprises sans objet	-8,6	-0,4	-0,4	-9,4
Transfert	-0,4	-0,1	0,2	-0,3
Ecart de change	-2,1	-0,1	-0,9	-3,1
Ajustement du taux d'actualisation	0,1	-	0,2	0,3
Au 31/12/2006	**43,4**	**5,9**	**13,8**	**63,1**

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Non courant	45,0	50,6
Courant	18,1	22,4
	63,1	**73,0**

a) Provisions pour affaires

Les provisions pour affaires couvrent les garanties sur produits vendus et les risques spécifiques. Au 31 décembre 2006, les provisions pour affaires s'analysent comme suit :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Provisions pour garantie	36,4	40,9
Provisions pour pénalités	0,1	0,4
Provisions pour litiges	1,3	1,4
Provisions pour pertes sur contrat à long terme	0,1	0,1
Autres provisions	5,5	7,3
	43,4	**50,1**

Au 31 décembre 2006, les provisions pour affaires dans la division IBG comprennent les éléments suivants :
- une provision de 4,6 millions d'euros liée aux batteries Ni-Cd pour les véhicules électriques (7,7 millions d'euros en 2005). L'analyse des retours 2006, de batteries pour les véhicules électriques, a confirmé une baisse significative du taux de retour pour les batteries récemment produites (depuis 2002). La révision consécutive du taux de retour attendu dans les prochaines années a conduit à effectuer une reprise de cette provision à hauteur de 2,2 millions d'euros ;
- une provision de 3,7 millions d'euros liée aux coûts de recyclage pour les batteries en fin de vie qui sont retournées chez Saft (4,0 millions d'euros en 2005);
- une provision de 0,8 million d'euros relative à une garantie liée au contrat BESS en Alaska. (0,7 million d'euros en 2005);
- une provision de 2,9 millions d'euros liée aux batteries Ni-Cd pour les activités Télécom stationnaires (4,0 millions d'euros en 2005).

Au 31 décembre 2006, les provisions pour affaires dans la division SBG comprennent principalement :
- une provision de 7,2 millions d'euros liée à des garanties données au gouvernement américain pour des batteries qui sont utilisées dans des applications militaires (7,8 millions d'euros en 2005) ;
- une provision de 2,5 millions d'euros sur des clients de Tadiran Batteries Ltd en Israël (3,0 millions d'euros en 2005).

Au 31 décembre 2006, les provisions pour affaires dans la division RBS comprend une provision de 2,2 millions d'euros pour remplacement de batteries défectueuses, constituée en 2006.

b) Provisions pour restructuration

Au 31 décembre 2006, les provisions pour restructuration concernent principalement :
- la société Friwo à hauteur de 1,2 million d'euros (1,4 million d'euros en 2005). La société Friwo (acquise en 2003), a vu une partie de son activité transférée près de Francfort. La provision résiduelle est principalement destinée à couvrir la démolition de l'ancien site de Duisburg ;
- une provision pour recyclage de batteries relative à une activité brésilienne qui a été vendue en 2001, dont le solde s'élève à 1,8 million d'euros au 31 décembre 2006 (à 2,1 millions d'euros au 31 décembre 2005) ;
- une provision de 2,3 millions d'euros pour le site de Nersac - voir note 24 - (qui s'élevait à 4,2 millions d'euros au 31 décembre 2005).

c) Autres provisions

Au 31 décembre 2006, les autres provisions incluent une provision de 7,4 millions d'euros liée aux coûts de dépollution du site Valdosta aux Etats-Unis (8,3 millions d'euros au 31 décembre 2005), ainsi qu'une provision de 4,1 millions d'euros pour les médailles du travail en France (contre 4,0 millions d'euros en 2005).

Note 22. Fournisseurs et comptes rattachés

L'analyse est la suivante :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Fournisseurs	71,0	62,6
Avances et acomptes reçus sur contrats à long terme	4,1	9,8
Charges à payer et autres dettes	15,0	12,0
Dettes fiscales (hors IS) et dettes sociales	40,7	43,9
Autres avances et acomptes reçus des clients	16,9	8,2
Dividendes versés	-	-

Autres dettes	3,1	1,8
	150,8	**138,3**

Note 23. Charges par nature

L'impact des amortissements, dépréciations et pertes de valeur et des frais de personnel dans le résultat opérationnel est le suivant :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Amortissements, dépréciation et pertes de valeur	-25,8	-24,3
Charges salariales et charges sociales	-168,5	-163,7
Retraites	-0,4	-0,7
Frais de transaction	-	-5,7
Autres	-280,6	-294,2
	-475,3	**-488,6**

La ligne «Autres» est principalement composée du coût d'acquisition des matières premières et des frais de vente (transports, emballages et commissions sur vente).

Ce détail par nature de charges se ventile dans les lignes suivantes du compte de résultat :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Coût des ventes	-395,7	-388,8
Frais de distribution et de vente	-32,8	-32,6
Frais administratifs	-40,9	-40,4
Frais de transaction	-	-5,7
Frais de recherche	-17,3	-18,7
Frais de restructuration	-0,6	-4,5
Autres charges et produits d'exploitation	12,0	2,1
	-475,3	**-488,6**

En 2005, les frais de transaction pour 5,7 millions d'euros (nets de la TVA récupérée), concernent les frais engagés suite à l'introduction en Bourse.

Note 24. Frais de restructuration

L'analyse des coûts de restructuration est la suivante :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Restructuration Allemagne	-0,4	0,7
Restructuration France	-0,4	-4,2
Provision pour recyclage au Brésil	0,2	-0,3
Saft UK	-	-0,7
	-0,6	**-4,5**

Un plan de sauvegarde pour l'emploi a été présenté en décembre 2005 au comité central d'entreprise et au comité d'établissement de Nersac.

Ce plan qui envisage la suppression de 98 postes à Nersac, est rendu nécessaire compte tenu des conditions de marché très difficiles rencontrées par la division RBS depuis le début de l'année 2005. Cette division de SAFT est notamment confrontée à une concurrence très vive de la part des producteurs asiatiques, pour la plupart installés en Chine, et à une forte hausse du coût des matières premières rendant nécessaire ce projet de Réorganisation visant à sauvegarder sa compétitivité.

Note 25. Autres charges et produits opérationnels

L'analyse des autres charges et produits opérationnels est la suivante :

en millions d'euros	Au 31/12/2006	Au 31/12/2005

Perte/gain sur contrats dérivés sur matières premières	-5,3	1,0
Crédit impôt recherche	2,4	1,4
Création JCS	14,9	-
Pertes sur cessions d'immobilisations	-	-0,6
Autres produits	-	0,3
	12,0	**2,1**

Dans le cadre de ses activités françaises, le Groupe Saft bénéficie d'un crédit d'impôt recherche calculé sur la base de ses frais de recherche et l'avantage comptabilisé en «Autres produits» s'élève au 31 décembre 2006 à 2,4 millions d'euros.

Au 31 décembre 2006, il a été comptabilisé en «Autres produits» un produit de 14,9 millions d'euros résultant de la création de la JV Johnson Controls-Saft.

Ces produits correspondent à la quote-part de Saft dans la plus-value relative aux actifs apportés dans la JV pour la partie du profit qui est attribuable aux participations des autres entreprises associées.

Note 26. Produits et charges financiers

Le détail du résultat financier net est le suivant :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Produits de trésorerie et équivalents de trésorerie :		
- Saft Beta	-	1,7
- Autres	1,8	0,4
Coût de l'endettement financier brut :		
- Emprunts bancaires	-16,6	-25,5
- Frais bancaires sur refinancement	-	-9,3
- Pénalités sur Mezzanine	-	-2,3
Autres produits et charges financiers :		
- Actualisation des provisions pour autres passifs	-1,3	-0,3
- Juste valeur des instruments financiers	0,1	-1,1
- Gains/(pertes) de change	4,0	-8,9
	-12,0	**-45,8**

La perte de change au 31 décembre 2005, constituée d'une perte de 12,3 millions d'euros et d'un gain de 3,4, est principalement due à des écarts de change sur le remboursement des emprunts Senior debt et Mezzanine refinancés le 5 juillet 2005. Certains de ces endettements bancaires étaient libellés dans des devises autres que la devise fonctionnelle de l'entité. Depuis le 1er juillet 2005, aucun résultat de change n'est constaté sur les nouveaux emprunts Seniors debt libellés en dollars américains qui sont considérés comme une couverture d'un investissement net à l'étranger. Les gains de change de 3,4 millions d'euros au 31 décembre 2005 comprennent 1,7 million d'euros sur les nouveaux emprunts Seniors debt libellés en euros.

Au 31 décembre 2006, la ligne «Autres» dans les «Autres produits et charges financières» comprend essentiellement les gains de change sur les emprunts libellés en euros de Saft Sweden Holding et Saft Ferak (République Tchèque).

Note 27. Résultat par action

Le résultat par action au 31 décembre 2006 est calculé à partir du nombre réel d'actions de Saft Groupe S.A. en circulation au 31 décembre 2006, soit 18 487 984 déduction faite des actions acquises dans le cadre du contrat de liquidité. Le résultat par action au 31 décembre 2005 a été calculé sur cette même base en tenant compte du nombre de titres émis par Saft Groupe S.A. au 31 décembre 2005 (18 514 086).

Il n'y a pas d'instruments de capitaux propres induisant une dilution potentielle aux 31 décembre 2005 et 2006 (voir note 34).

Note 28. Flux de trésorerie générés par l'activité

Le détail des flux de trésorerie générés par l'activité est le suivant :

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Résultat net	46,9	20,4
Ajustements :		

- Résultat des mises en équivalence (net de dividendes perçus)	4,4	-0,5
- Résultat des minoritaires	-	-
- Impôts	21,9	12,2
- Amortissements des actifs incorporels	10,3	10,3
- Amortissements des actifs corporels	15,4	13,9
- Dépréciation d'actifs	0,1	-
- Juste valeur des plans d'actions accordés aux salariés	1,1	0,9
- Produits et charges financiers	12,0	45,8
- Variation de juste valeur sur les dérivés de matières premières	5,3	-1,0
- Profit net sur la création de JCS	-14,9	-
- Crédit-bail	-0,2	-0,1
- Variation des provisions	-7,9	-4,8
- (Produits) / charges sur cession d'actifs non courant	-	0,6
Variation du besoin en fonds de roulement (hors effets de périmètre et de change)		
- sur les stocks	-6,8	10,5
- sur les créances et autres créances	-14,6	-8,8
- sur les fournisseurs et autres dettes	10,0	-1,4
Flux de trésorerie générés par l'activité	83,0	98,0

Note 29. Participation dans les entreprises associées

Le Groupe détient 50% du capital d'ASB, sa filiale commune avec EADS, et indirectement 50% du capital de MSB et ATB, sociétés détenues à 100% par ASB. Le sous-groupe ASB est consolidé par mise en équivalence. Le Groupe détient également, 49% du capital de Johnson Controls-Saft, constituée en 2006.

- La quote-part du Groupe dans le bilan du Groupe ASB et Johnson Controls-Saft (dont aucune n'est cotée) est la suivante :

en millions d'euros	Au 31/12/2006		Au 31/12/2005
	JCS	Groupe ASB (ASB-MSB-ATB)	Groupe ASB (ASB-MSB-ATB)
Actifs non courants	4,7	5,8	5,8
Actifs courants	9,6	8,7	9,4
	14,3	**14,5**	**15,2**
Passifs non courants	-	0,9	1,1
Passifs courants	3,2	3,5	4,0
	3,2	4,4	5,1
Actifs net	**11,1**	**10,1**	**10,1**

- La quote-part du Groupe dans le compte de résultat du Groupe ASB et Johnson Controls-Saft est la suivante :

en millions d'euros	Au 31/12/2006		Au 31/12/2005
	JCS	Groupe ASB (ASB-MSB-ATB)	Groupe ASB (ASB-MSB-ATB)
Chiffre d'affaires	0,9	8,3	9,6
Coût des ventes	-0,1	-6,3	-6,8
Frais administratifs et commerciaux	-5,2	-1,9	-1,6
Charges et produits financiers	-	0,1	0,2
Impôt sur le bénéfice	-	0,1	-0,6
Résultat de la période	-4,4	0,3	0,8

Note 30. Engagements au titre d'obligations contractuelles et engagements hors bilan

Le tableau ci-après résume les engagements hors bilan.

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Garanties données sur offres	0,3	0,2
Garanties sur avances reçues	2,8	2,9
Garanties données sur contrats	7,1	7,2
Effets escomptés non échus et assimilés	-	-
Autres engagements	3,8	5,6
Sous total - engagements donnés	**14,0**	**15,9**

a) Cautionnements et garanties

Saft a consenti certains engagements à l'égard de ses clients aux fins d'exécuter des contrats qui lui ont été confiés (engagements de bonne fin, engagements sur avances et acomptes reçus, restitution, etc). Le montant total de ces engagements est de 14,0 millions d'euros au 31 décembre 2006. Cette somme représente le montant maximal potentiel (non actualisé) que le Groupe serait amené à payer au titre des garanties données et n'est pas diminuée des sommes que le Groupe pourrait éventuellement recouvrer dans le cadre de recours en justice ou du fait de contre garanties reçues.

b) Garanties données sur la dette, avances reçues et sûretés réelles

Lors du financement du 5 juillet 2005 aucune garantie n'a été donnée aux établissements prêteurs.

Saft n'a consenti aucune autre sûreté réelle et n'a pas recours au financement par le biais d'escompte d'effets ou de créances.

c) Autres engagements

en millions d'euros	Au 31/12/2006	Au 31/12/2005
Obligation d'achat inconditionnelle	-	-
Obligation d'achat sur immobilisations corporelles	6,7	7,0
Sous total – Engagements sur achats	6,7	7,0
Engagements sur créances – Dailly	-	-
Autres engagements	-	-
Total – Autres engagements	**6,7**	**7,0**

Le Groupe SAFT a adopté l'utilisation de la norme IAS 32-39 sur les instruments financiers au 1er janvier 2005.

Les engagements d'achats et de vente de commodités ou de devises à terme figurent dans le bilan consolidé au 31 décembre 2005 et au 31 décembre 2006 pour leur juste valeur.

John Searle, président du Directoire de la Société, a droit à recevoir une indemnité de départ équivalente à 18 mois de salaires en cas de licenciement, sauf dans les cas où il serait mis fin à son contrat de travail avec Saft S.A. pour faute lourde ou grave.

Note 31. Transactions avec les parties liées

Avant l'introduction en Bourse, les entités opérationnelles du Groupe sont indirectement détenues par les sociétés suivantes : Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited, Officers Nominees Limited, HVB-Offene Unternehmensbeteiligungs-AG, Saft Operational Investment Sarl, avec lesquelles elles n'ont aucune relation commerciale.

Dans le cadre de l'apport lié à la Réorganisation, la société Saft Groupe a pris en charges une dette dont Saft Beta Sarl est débitrice et Saft Finance Sarl créancière. Le montant de la dette en principal et intérêts courus à la date de l'Assemblée Générale ayant approuvé l'opération d'apport (le 29 juin 2005) s'élevait à un montant de 59 125 614,03 euros.

Cette dette a été remboursée le 5 juillet 2005 pour montant de 59 184 656,13 euros. Ce prêt a été rémunéré au taux de 7,504%.

Rémunération des dirigeants

Les dirigeants sont les membres du directoire. Les rémunérations versées au cours de l'exercice se décomposent de la manière suivante :

	Au 31/12/2006	Au 31/12/2005
Salaires et autres avantages à court terme	1 488 728	1.331.937
Avantages postérieurs à l'emploi	101 845	37.000
Autres avantages à long terme	-	-
Paiements fondés sur des actions		Voir note 34

Au 31 décembre 2006, les provisions incluses dans le bilan du Groupe au titre des engagements de retraites des dirigeants s'élèvent à 0,5 million d'euros (0,4 million d'euros au 31 décembre 2005).

Note 32. Litiges

Tous les litiges identifiés au cours de l'exercice clos le 31 décembre 2006 ont été provisionnés dans la mesure où la Société l'estimait nécessaire à hauteur de l'estimation de la sortie de ressources qui pourrait en résulter. Aucun litige pris individuellement n'est significatif.

Note 33. Evénements postérieurs à la clôture

Aucun évènement intervenu après la clôture est en mesure d'avoir une incidence sur la situation financière du groupe.

Note 34. Paiements fondés sur des actions

Description des plans existants

a) Plan d'options

En juillet 2005, suite à l'offre publique d'achat, le Groupe a ouvert des plans d'options d'achat d'actions accordé à certains salariés. Ces plans sont dénouables en actions (dénouement en instruments de capitaux propres au sens de IFRS 2). Le Directoire a ouvert deux plans d'options en 2005 et un en 2006.

Les principales caractéristiques des ces plans d'options sont les suivantes :

	29/06/2005	28/09/2005	27/11/2006
Nombre d'options accordées	421 900	34 500	400 000
Prix d'exercice	26,00 €	30,50 €	26,00 €
Période d'acquisition des droits	4 ans	4 ans	4 ans
Durée d'exercice	10 ans	10 ans	10 ans

b) Augmentation de capital réservée aux salariés

Dans le cadre de son introduction en bourse, le Groupe a proposé à ses salariés des actions décotées de 20% par rapport au prix d'introduction en bourse. Les actions souscrites par les salariés français du Groupe font l'objet d'une période de blocage de 5 ans (sauf cas de sortie anticipée prévus par la loi) dans le cadre d'un plan d'épargne groupe.

Les principales caractéristiques de cette offre sont les suivantes :

	29/06/2005
Nombre d'actions souscrites	56 856
Prix de souscription	20,80 €

Evolution du nombre d'options

	Nombre d'options	Prix d'exercice moyen
Options en circulation au 01/01/05	-	-
Options attribuées	456 400	26,30 €
Options annulées	-14 000	26,00 €
Options exercées	-	-
Options en circulation au 31/12/05	442 400	26,40 €
Dont options exerçables	-	-

Options attribuées	400 000	26,00 €
Options annulées	-23 500	26,00 €
Options exercées	-	-
Options en circulation au 31/12/06	818 900	26,19 €
Dont options exerçables	-	-

Le nombre d'options en circulation au 31 décembre 2006 se décompose comme suit :

Date d'attribution	Nombre d'options	Prix d'exercice	Durée de vie contractuelle résiduelle
29/06/2005	384 400	26,00 €	8,5 ans
28/09/2005	34 500	30,50 €	8,7 ans
27/11/2006	400 000	26,00 €	9,9 ans

Juste valeur des instruments attribués

Les justes valeurs des stock-options sont déterminées par un évaluateur indépendant à partir d'un modèle binomial. Les hypothèses retenues pour déterminer la juste valeur des options sont les suivantes:

Date d'attribution	29/06/2005	28/09/2005	27/11/2006
Cours à la date d'attribution	26,00 €	31,0 €	23,26 €
Prix d'exercice	26,00 €	30,5 €	26,00 €
Durée de vie attendue	10 ans	10 ans	7 ans
Volatilité attendue	40%	40%	40%
Taux sans risque	3,20%	3,2%	3,73%
Taux de distribution de dividendes	3,00%	3,0%	2,90%
Juste valeur	10,40 €	12,5 €	6,08 €

La volatilité attendue de l'action a été déterminée à partir de la volatilité historique de groupes comparables.

La juste valeur des actions attribuées dans le cadre de l'augmentation de capital réservée aux salariés a été déterminée comme la différence entre le cours à la date de l'introduction en bourse et le prix de souscription et s'élève à 5,20 euros par action.

Impact sur le résultat des paiements basés sur actions

Le montant des charges comptabilisées au titre de paiements basés sur actions en application d'IFRS 2 se décompose de la façon suivante :

en milliers d'euros	2006	2005
Options attribuées le 29/06/05	969	538
Options attribuées le 28/09/05	108	28
Augmentation de capital réservée aux salariés	-	296
Options attribuées le 27/11/06	47	
Total	**1124**	**862**

Note 35. Impact du changement de méthode de consolidation pour ASB / MSB

Le groupe ASB/MSB était consolidé en 2005 par intégration proportionnelle. Au 1er janvier 2006, la méthode de consolidation est devenue la mise en équivalence. Les états financiers publiés au 31/12/05 ont été revus pour les présenter avec cette nouvelle méthode de consolidation.

Les principaux impacts sur les états financiers sont les suivants :

en millions d'euros	Au 31/12/2006	Au 31/12/2005

Sur les ventes	-8,0	-9,6
Sur la trésorerie	-3,7	-4,0
Sur le résultat des mises en équivalence	0,5	0,8

Note 36. Impact de l'acquisition AMCO-Saft India Ltd

	Millions d'euros
Coût d'acquisition	
- Montant versé en trésorerie	1,6
- Juste valeur des actifs nets	1,5
- Juste valeur des actifs nets acquis 51,04%	0,8
Goodwill	0,8
Détail des actifs et passifs liés à l'acquisition	
- Immobilisations	0,3
- Autres actifs circulants	1,9
- Impôts différés	0,1
- Dettes	-0,7
- Provisions	-0,1
	1,5

AMCO-SAFT India a contribué au chiffre d'affaires consolidé du Groupe à concurrence de 2,2 millions d'euros pour la période comprise entre la date d'acquisition et le 31 décembre 2006. La contribution sur le résultat Groupe de cette même période est non significative.

III -RAPPORT DES COMMISSAIRES AUX COMPTES SUR LES COMPTES CONSOLIDES

(Exercice clos le 31 décembre 200)

Aux actionnaires
SAFT GROUPE S.A.
12, rue Sadi Carnot
93170 Bagnolet

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des comptes consolidés de la société **SAFT GROUPE S.A.** relatifs à l'exercice clos le 31 décembre 2006, tels qu'ils sont joints au présent rapport.
Les comptes consolidés ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

1.1. Opinion sur les comptes consolidés
Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.

1.2. Justification des appréciations
En application des dispositions de l'article L.823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

La note 2.2 aux états financiers consolidés expose les changements comptables intervenus au cours de l'exercice concernant d'une part, la méthode de consolidation des entités sous contrôle conjoint et, d'autre part, la présentation, dans le compte de résultat, des gains ou pertes résultant des contrats de couverture sur matières premières non désignés comme des contrats de couverture au sens de la norme IAS 39. Conformément à la norme IAS 8, l'information comparative relative à l'exercice 2005, présentée dans les états financiers consolidés, a été retraitée pour prendre en considération de manière rétrospective ces changements. En conséquence, l'information comparative diffère des états financiers consolidés publiés au titre de l'exercice

2005. Dans le cadre de notre appréciation des principes comptables suivis par votre société, nous avons examiné le correct retraitement des états financiers de l'exercice 2005 et l'information donnée à ce titre dans les notes 2.2 et 35 aux états financiers consolidés.

La société procède systématiquement, à chaque clôture, à un test de dépréciation des écarts d'acquisition et des actifs à durée de vie indéfinie et évalue également s'il existe un indice de perte de valeur des actifs à long terme, selon les modalités décrites dans la note 2.6. Nous avons examiné les modalités de mise en oeuvre de ce test de dépréciation ainsi que les prévisions de flux de trésorerie et hypothèses utilisées et nous avons vérifié que cette note donne une information appropriée.

Par ailleurs, la société constitue des provisions pour autres passifs et autres dettes afin de couvrir notamment les coûts de restructuration et les risques liés aux garanties sur produits vendus (provisions pour affaires), selon les modalités décrites dans les notes 2.17 et 2.18. Nos travaux ont consisté à apprécier les données et les hypothèses sur lesquelles se fondent ces estimations, à revoir les calculs effectués par la société, à comparer les estimations comptables des périodes précédentes avec les réalisations correspondantes et à examiner les procédures d'approbation de ces estimations par la direction. Dans le cadre de nos appréciations, nous nous sommes assurés du caractère raisonnable de ces estimations.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

1.3. Vérification spécifique

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Neuilly-sur-Seine, le 13 mars 2007

Les commissaires aux Comptes

PricewaterhouseCoopers Audit — MOORESTEPHENS SYC

SYC SA

Bruno Tesniere — Serge Yablonsky

IV. - COMPTES SOCIAUX RESUMES AU 31 DECEMBRE 2006

1. Informations sur l'exercice et l'affectation du résultat de la S.A. Saft Groupe

La société Saft Groupe SA a une activité de holding financière. Elle détient 100% des parts sociales de la société Saft Finance Sàrl qui détient directement ou indirectement les différentes filiales du groupe Saft.

1.1 Evolution du compte de résultat

Le chiffre d'affaires 2006 de 6,2 millions d'euros correspond à la facturation 2006 du «Management Service Agreement» signé entre Saft Groupe SA et les filiales du groupe Saft.

Les charges d'exploitation de 4,9 millions d'euros de la société sont constituées de coûts d'honoraires et des coûts du «Service Agreement» signé entre Saft SA et Saft Groupe SA pour 3,3 millions d'euros. Le résultat d'exploitation est un gain de 1,2 million d'euros.

Le résultat financier est une perte de 206 milliers d'euros. Le résultat exceptionnel en gain de 29 milliers d'euros est constitué des boni et mali sur le rachat d'action propres.

1.2 Evolution du bilan de la SA Saft Groupe

Le total du bilan ressort à 218,8 millions d'euros. L'actif est constitué essentiellement des parts sociales de Saft Finance Sàrl pour 215,8 millions d'euros, les autres immobilisations financières 1,1 million d'euros, les créances 0,3 million d'euros et les disponibilités 1,6 million d'euros complètent les valeurs d'actifs.

Le passif est constitué des capitaux propres pour 209,1 millions d'euros, de dettes financières diverses pour 8,7 millions d'euros et de dettes fournisseurs pour 0,9 million d'euros.

1.3 Activité des filiales

La société Saft Finance Sàrl qui détient l'ensemble des filiales du groupe Saft a généré un bénéfice de 5,0 millions d'euros sur l'exercice 2006.

1.4 Affectation du résultat

Le résultat net est un gain de 1 039 958,29 €. Il est proposé d'imputer ce gain en report à nouveau :

Report à nouveau 2006	-
Gain 2006	1 039 958,29 €
Report à nouveau après affectation de résultat	1 039 958,29 €

1.5 Distribution

Il sera proposé à l'Assemblée Générale la distribution d'un dividende de € 0,68 par action prélevé sur la prime d'émission.

Le versement se fera en fonction du nombre effectif d'actions en circulation (hors actions propres) à la date de détachement du coupon.

2. Etats financiers résumés

Compte de résultat (en milliers d'euros)	**31/12/2006**	**31/12/2005**	**31/12/2004**
Produits d'exploitation	6 156	1 544	-
Charges d'exploitation	-4 939	-1 313	-
Résultat d'exploitation	1 217	-269	-
Résultat financier	-206	-15	-
Résultat exceptionnel	29	-5 806	-
Impôts sur les sociétés	-	-	-
Résultat net	**1 040**	**-6 090**	**-**

Bilan (en milliers d'euros)	**31/12/2006**	**31/12/2005**	**31/12/2004**
ACTIF			
Actif immobilisé	216 862	215 767	-
Actif circulant	1 905	5 524	-
Autres actifs	-	-	-
Total de l'actif	218 767	221 291	-
PASSIF			
Capitaux propres	209 098	220 070	-
Provisions	-	-	-
Dettes financières	8 749	-	-
Autres dettes	920	1 221	-
Total du passif	**218 767**	**221 291**	**-**

3. Tableau des filiales et participations

Forme juridique	**Date du dernier exercice clos**	**Quote-part du capital détenue au 31/12/05**	**Capital**	**Capitaux propres autres que le capital**	**Prêts et avances consenties par la société et non encore remboursés**	**Montants des cautions et avals donnés par la société**	**Chiffre d'affaires hors taxes**	**Résultat net**	**Distributions versées à Saft Groupe durant l'exercice**	**Valeur brute comptable des titres**	**Valeur nette comptable des titres**
(en millions d'euros)											
Filiales (50% au moins du capital détenu par la société)											
C12S – n° SIREN 443140694 – 92100 Boulogne Billancourt – Saft Finance – 398 route d'Esch – L1471 Luxembourg											
SARL	31/12/05	100,00%	13	2	0	-	5	+5	-	216	216

4. Variation des capitaux propres

en milliers d'euros	**01/01/2006**	**Affectation résultat 2005**	**Dividende**	**Autres mouvements**	**31/12/2006**
Capital social	18 514	-	-	-	18 514
Prime d'émission & boni de fusion	207 646	-6 090	-12 012	-	189 544

Réserve légale	-	-	-	-	-
Réserve spéciale sur plus-value à long terme	-	-	-	-	-
Autres réserves	-	-	-	-	-
Report à nouveau	-	-	-	-	-
Résultat de l'exercice	-6 090	6 090	-	1 040	1 040
Provisions réglementées	-	-	-	-	-
Total	**220 070**	-	**-12 012**	**1 040**	**209 098**

5. Résultat des cinq derniers exercices

ure des indications (montants en €)	**31/12/02**	**31/12/03**	**31/12/04**	**31/12/05**	**31/12/06**
ital en fin d'exercice					
tal social	-	-	-	18 514 086	18 514 086
ıbre d'actions ordinaires existantes	-	-	-	18 514 086	18 514 086
ıbres d'obligations convertibles en actions	-	-	-	-	-
:rations et résultats de l'exercice					
chiffre d'affaires hors taxes	-	-	-	1 543 717	6 156 200
résultat avant impôts, participation des riés et dotations aux amortissements et ⁄isions	-	-	-	-6 090 768	1 039 958
impôts sur les bénéfices	-	-	-	-	-
résultat après impôts, participation des riés et dotations aux amortissements et ⁄isions	-	-	-	-6 090 768	1 039 958
résultats distribués	-	-	-	12 012 048	ND
ultats par action					
résultat après impôts, participation des riés, mais avant dotations aux amortissements :ovisions	-	-	-	-0,33	0,06
résultat après impôts, participation des riés et dotations aux amortissements et ⁄isions	-	-	-	-0,33	0,06
dividende attribué à chaque action	-	-	-	0,65	ND
sonnel					
effectif moyen des salariés employés	-	-	-	-	-
montant de la masse salariale de l'exercice	-	-	-	-	-
montant des sommes versées au titre des ıtages sociaux de l'exercice	-	-	-	-	-

6. Inventaire des VMP

en milliers d'euros	**31/12/2006**
Placements monétaires OPCVM monétaires France	-

7. Actions propres

L'Assemblée Générale Mixte du 29 juin 2005 a autorisé la mise en oeuvre d'un programme de rachat pour les besoins de son contrat de liquidité. La décision de mise en oeuvre a été prise par le Directoire le 27 janvier 2006.

- Moyens affectés au contrat de liquidité : 1 700 000 €.
- Part maximale du capital dont le rachat est autorisé : 10%.
- Nombre maximale de titres dont le rachat est autorisé : 1 851 409 actions.
- Prix maximal d'achat : 40,40 € par action.
- Situation au 31/12/2006 :
  - Dépôt BNP : 1 094 560,79 €
- Actions propres : 653 360,15 € (28 391 actions)

V - DECLARATION DES PERSONNES PHYSIQUES QUI ASSURENT LA RESPONSABILITE DU DOCUMENT

Monsieur John SEARLE, Président du Directoire
Monsieur Nicholas SMITH, Membre du Directoire et Directeur Financier

ATTESTATION DES RESPONSABLES

A notre connaissance, les données du présent document sont conformes à la réalité ; elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le patrimoine, l'activité, la situation financière, les résultats, les perspectives du Groupe SAFT ; elles ne comportent pas d'omission de nature à en altérer la portée.

John SEARLE Nicholas SMITH

0703902

END